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# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Marubeni Corp.

*CURRENT ADDRESS

PROCESSED

**FORMER NAME JUL 13 2007

**NEW ADDRESS THOMSON FINANCIAL

FILE NO. 82- 00616 FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dw

DAT : 7/11/07

082-00616



Marubeni CORPORATION

AR/S
3-31-07

# *Financial Results for FY2006*

## (April 1, 2006～March 31, 2007)

May 9, 2007

## Marubeni Corporation

(TSE Code: 8002)

*＊This document is an English translation of statements written initially in Japanese.*

*The original in Japanese should be considered the primary version.*

# Financial Results for FY2006

## Contents



### Consolidated Financial Results for FY2006



### <Reference>

# Consolidated Financial Results for FY2006

Marubeni Corporation
# 1. Consolidated Balance Sheets
< Unaudited >

| | Millions of yen | | |
|---|---|---|---|
| | **March 31 2007** | March 31 2006 | **Variance** |
| **Assets** | | | |
| Current assets: | | | |
| Cash and cash equivalents | ¥ **414,952** | ¥ 368,936 | ¥ **46,016** |
| Time deposits | **20,010** | 21,674 | **-1,664** |
| Investment securities | **26,693** | 20,989 | **5,704** |
| Notes and accounts receivable - trade: | | | |
| Notes receivable | **107,930** | 90,973 | **16,957** |
| Accounts receivable | **1,032,790** | 896,781 | **136,009** |
| Due from affiliated companies | **85,799** | 79,553 | **6,246** |
| Allowance for doubtful accounts | **-16,332** | -17,910 | **1,578** |
| Inventories | **420,533** | 395,599 | **24,934** |
| Advance payments to suppliers | **214,067** | 109,330 | **104,737** |
| Deferred income taxes | **43,715** | 32,048 | **11,667** |
| Prepaid expenses and other current assets | **152,435** | 170,644 | **-18,209** |
| Total current assets | **2,502,592** | 2,168,617 | **333,975** |
| Investments and long-term receivables: | | | |
| Affiliated companies | **504,501** | 314,261 | **190,240** |
| Securities and other investments | **603,545** | 615,361 | **-11,816** |
| Notes, loans and accounts receivable - trade | **121,138** | 214,763 | **-93,625** |
| Allowance for doubtful accounts | **-51,337** | -81,964 | **30,627** |
| Property leased to others, at cost, less accumulated | **171,115** | 231,747 | **-60,632** |
| Total investments and long-term receivables | **1,348,962** | 1,294,168 | **54,794** |
| Net property and equipment | **731,452** | 780,809 | **-49,357** |
| Prepaid pension cost | **21,642** | 83,746 | **-62,104** |
| Deferred income taxes | **53,088** | 52,364 | **724** |
| Intangible fixed assets | **86,654** | 89,325 | **-2,671** |
| Goodwill | **35,794** | 27,936 | **7,858** |
| Other assets | **93,120** | 90,107 | **3,013** |
| Total assets | ¥ **4,873,304** | ¥ 4,587,072 | ¥ **286,232** |

*These financial statements are based on US GAAP.

**Major Increase / Decrease**

**Assets**

| | *(Billions of Yen)* | | |
|---|---|---|---|
| | **March 07** | **Variance from March 06** | |
| Cash and cash equivalents | 415.0 | + 46.0 | Increase mainly in Parent. |
| Notes receivable | 107.9 | + 17.0 | Increase in both Parent and subsidiaries. |
| Accounts receivable | 1,032.8 | + 136.0 | Increase in both Parent and subsidiaries. |
| Inventories | 420.5 | + 24.9 | Increase in both Parent and subsidiaries. |
| Advance payment to suppliers | 214.1 | + 104.7 | Increase in both Parent and subsidiaries. |
| Prepaid expenses and other current assets | 152.4 | - 18.2 | Decrease mainly in subsidiaries. |
| Investments and long-term receivables from affiliated companies | 504.5 | + 190.2 | Increase mainly due to new investments. |
| Securities and other investments | 603.5 | - 11.8 | Decrease mainly from consolidation of an affiliate. |
| Long-term notes, loans and accounts receivable - trade | 121.1 | - 93.6 | Decrease both in loans and accounts receivable. |
| Property leased to others, at cost, less accumulated depreciation | 171.1 | - 60.6 | Decrease mainly in subsidiaries. |
| Tangible fixed assets | 731.5 | - 49.4 | Decrease in both Parent and subsidiaries. |
| Prepaid pension cost | 21.6 | - 62.1 | Decrease mainly due to adoption of SFAS158. |
| Deferred income taxes (Assets) (Current/Fixed) | 96.8 | + 12.4 | Percentage in total Assets 13.0% (Mar. 2006: 12.7%) |
| Deferred income taxes (Liabilities) (Current/Fixed) | 34.6 | + 5.1 | |
| Deferred income taxes-net | 62.2 | + 7.3 | |

Marubeni Corporation

1. Consolidated Balance Sheets (continued)

< Unaudited >

| | Millions of yen | | |
|---|---|---|---|
| | **March 31 2007** | March 31 2006 | **Variance** |
| **Liabilities and shareholders' equity** | | | |
| Current liabilities: | | | |
| Short-term loans | **¥ 170,423** | ¥ 368,491 | **¥ -198,068** |
| Current portion of long-term debt | **164,485** | 219,650 | **-55,165** |
| Notes and accounts payable-trade | | | |
| Notes and acceptances payable | **210,151** | 186,741 | **23,410** |
| Accounts payable | **762,520** | 715,370 | **47,150** |
| Due to affiliated companies | **52,288** | 46,432 | **5,856** |
| Advance payments received from customers | **204,489** | 97,673 | **106,816** |
| Income taxes | **17,219** | 16,220 | **999** |
| Deferred income taxes | **4,632** | 3,310 | **1,322** |
| Accrued expenses and other current liabilities | **294,059** | 307,342 | **-13,283** |
| Total current liabilities | **1,880,266** | 1,961,229 | **-80,963** |
| Long-term debt, less current portion | **2,130,137** | 1,879,739 | **250,398** |
| Employees' retirement benefits | **12,075** | 9,129 | **2,946** |
| Deferred income taxes | **29,987** | 26,189 | **3,798** |
| Minority interests in consolidated subsidiaries | **75,385** | 46,999 | **28,386** |
| Shareholders' equity: | | | |
| Paid-in capital | **262,686** | 262,686 | **-** |
| Additional paid-in capital | **155,905** | 155,903 | **2** |
| Retained earnings (losses) | **298,011** | 193,772 | **104,239** |
| Accumulated other comprehensive loss | | | |
| Net unrealized gains (losses) on investment securities, net of reclassification | **102,899** | 109,035 | **-6,136** |
| Currency translation adjustments, net of reclassification | **-39,547** | -53,450 | **13,903** |
| Net unrealized losses on derivatives | **-6,410** | -2,116 | **-4,294** |
| Minimum pension liability adjustment | **-** | -1,717 | **1,717** |
| Employees' retirement benefits adjustment | **-27,603** | - | **-27,603** |
| Cost of common stock in treasury | **-487** | -326 | **-161** |
| Total shareholders' equity | **745,454** | 663,787 | **81,667** |
| Total liabilities and shareholders' equity | **¥ 4,873,304** | ¥ 4,587,072 | **¥ 286,232** |

**Major Increase / Decrease**

**Liabilities**

*(Billions of Yen)*

| | March 07 | Variance from March 06 | |
|---|---|---|---|
| Short-term loans | 170.4 | - 198.1 | Decrease in both Parent and subsidiaries. |
| Current portion of long-term debt | 164.5 | - 55.2 | Decrease in debentures and loans. |
| Long-term interest-bearing debt, less current portion | 1,943.5 | + 264.7 | Increase in loans and debentures. |
| Short & long-term loans, debentures | 2,278.4 | + 11.4 | Effects of SFAS133: +2.5 (Variance from Mar. 2006 +6.5) |
| Net interest-bearing debt | 1,843.4 | - 32.9 | Net interest-bearing debt, excluding effects of SFAS133 1,840.9 (Variance from Mar. 2006 -39.5) |
| Notes payable | 210.2 | + 23.4 | Increase in both Parent and subsidiaries. |
| Accounts payable | 762.5 | + 47.2 | Increase in both Parent and subsidiaries. |
| Advance payments received | 204.5 | + 106.8 | Increase in both Parent and subsidiaries. |
| Accrued expenses and other current liabilities | 294.1 | - 13.3 | Decrease mainly in subsidiaries. |

**Shareholders' equity**

| | March 07 | Variance from March 06 | |
|---|---|---|---|
| Total shareholders' equity | 745.5 | + 81.7 | Retained earnings +104.2 (Net income +119.3, Dividend paid -15.1),<br>Net unrealized gains (losses) on investment securities -6.1,<br>Currency translation adjustments +13.9,<br>Net unrealized losses on derivatives -4.3<br>Employees' retirement benefit adjustment -27.6 (Net of additional minimum pension liability of -25.9) |

**2. Financial Position**

| | March 07 | March 06 |
|---|---|---|
| Ratio of net worth to total assets | 15.3% | 14.5% |
| Current ratio | 133.1% | 110.6% |
| D/E ratio ※ | 2.47x | 2.83x |

※ D/E ratio = (Gross interest-bearing debt - Cash and cash equivalents, and time deposits) / Shareholders' equity

| | FY2006 | FY2005 |
|---|---|---|
| R O A | 2.52% | 1.68% |
| R O E | 16.94% | 13.33% |

# Marubeni Corporation

## 2. Consolidated Statements of Income

< Unaudited >

| | Millions of yen | | | |
|---|---|---|---|---|
| | Year ended March 31 | | | |
| | 2007 | 2006 | Variance | Ratio |
| **Revenues:** | | | | |
| Revenues from trading and other activities | **¥3,467,925** | ¥2,949,058 | ¥ 518,867 | 17.6% |
| Commissions on services and trading margins | **190,930** | 190,787 | 143 | 0.1% |
| Total | **3,658,855** | 3,139,845 | 519,010 | 16.5% |
| Cost of revenues from trading and other activities | **-3,127,684** | -2,637,821 | -489,863 | 18.6% |
| Gross trading profit | **531,171** | 502,024 | 29,147 | 5.8% |
| **Expenses and other:** | | | | |
| Selling, general and administrative expenses | **-365,291** | -350,261 | -15,030 | 4.3% |
| Provision for doubtful accounts | **-860** | -8,515 | 7,655 | -89.9% |
| Interest income | **24,179** | 23,095 | 1,084 | 4.7% |
| Interest expense | **-56,908** | -47,212 | -9,696 | 20.5% |
| Dividends received | **20,705** | 12,065 | 8,640 | 71.6% |
| Impairment loss on investment securities | **-11,116** | -17,895 | 6,779 | -37.9% |
| Gain (loss) on sales of investment securities | **24,099** | 14,477 | 9,622 | 66.5% |
| Gain (loss) on property and equipment | **-18,951** | -21,292 | 2,341 | -11.0% |
| Equity in earnings (losses) of affiliated companies-net | **44,880** | 31,602 | 13,278 | 42.0% |
| Other – net | **1,907** | -5,033 | 6,940 | - |
| Total | **-337,356** | -368,969 | 31,613 | -8.6% |
| Income (loss) from continuing operations before income taxes | **193,815** | 133,055 | 60,760 | 45.7% |
| Provision for income taxes | **-68,205** | -47,463 | -20,742 | 43.7% |
| Income (loss) from continuing operations | **125,610** | 85,592 | 40,018 | 46.8% |
| Minority interests in consolidated subsidiaries | **-6,261** | -5,427 | -834 | 15.4% |
| Net income (loss) from continuing operations | **119,349** | 80,165 | 39,184 | 48.9% |
| Loss from Discontinued Operations (after income tax) | **-** | -6,364 | 6,364 | - |
| **Net Income** | **¥ 119,349** | ¥ 73,801 | ¥ 45,548 | 61.7% |
| Dividend for preferred shares | **¥ 605** | ¥ 1,510 | ¥ -905 | -59.9% |
| Net income available for shareholders | **118,744** | 72,291 | 46,453 | 64.3% |
| Basic earnings per share *(yen)* | **72.41** | 48.34 | 24.07 | 49.8% |
| Diluted earnings per share *(yen)* | **68.85** | 40.46 | 28.39 | 70.2% |
| Total volume of trading transactions (Based on Japanese accounting practice) | **9,554,943** | 8,686,532 | 868,411 | 10.0% |
| Operating profit (Based on Japanese accounting practice) | **165,020** | 143,248 | 21,772 | 15.2% |

(Note 1) These financial statements are based on US GAAP. (Revenue is presented in accordance with FASB Emerging Issue Task Force (EITF) 99-19.)

(Note 2) Equity in earnings (losses) of affiliated companies is included within income from continuing operations before taxes, starting FY2006.
Some of the figures for FY2005 have been reclassified accordingly.

## 1. Total volume of trading transactions and Gross trading profit by operating segment:

| (billions of yen) | Total volume of trading transactions FY2006 | Variance year-on-year | Gross trading profit FY2006 | Variance year-on-year | (Main reasons for increase/ decrease of Gross trading profit) |
|---|---|---|---|---|---|
| Agri-Marine Products | 1,068.9 | 78.1 | 72.4 | 3.1 | Increase mainly in feedstuffs and beverage materials related businesses. |
| Textile | 376.1 | 17.9 | 24.8 | -1.6 | Decrease due to restructuring. |
| Forest Products & General Merchandise | 869.3 | 61.1 | 54.2 | 6.1 | Increase from the consolidation of the Musi Pulp project. |
| Chemicals | 857.0 | 75.0 | 30.0 | 0.4 | Increase mainly in electronic mateials. |
| Energy | 2,420.9 | 229.3 | 85.5 | 14.0 | Increase from concessions. |
| Metals & Mineral Resources | 993.3 | 261.3 | 18.2 | -6.2 | Decrease due to an overseas smelting subsidialy and transitory profit posted last year. |
| Transportation & Industrial Machinery | 673.9 | -23.6 | 55.5 | -2.6 | Decrease due to withdrawal from automobil related business, despite increase in construction machinery and others |
| Power Projects | 272.9 | 25.7 | 27.6 | 3.5 | Increase in overseas EPC business as well as in overseas subsidiaries. |
| Plant, Ship & Infrastructure Projects | 678.6 | -33.2 | 17.7 | 0.9 | Increase from a cement plant project in Middle East. |
| Information & Communication | 225.5 | -3.7 | 28.1 | 1.0 | Increase mainly in domestic subsidiaries. |
| Development & Construction | 167.7 | 4.4 | 31.5 | 3.8 | Increase in buoyant sales of domestic and overseas condominiums. |
| Finance, Logistics & New Business | 45.8 | 20.1 | 9.9 | 2.8 | Increase mainly in domestic subsidiaries. |
| Iron & Steel Strategies and Coordination | 0.8 | -0.1 | 0.8 | -0.1 | |
| Overseas corporate subsidiaries & branches | 1,330.5 | 181.7 | 84.2 | 4.2 | Increase supported by Marubeni America. |
| Corporate & elimination | -426.3 | -25.5 | -9.2 | -0.4 | |
| Consolidated | 9,554.9 | 868.4 | 531.2 | 29.1 | |

| (billions of yen) | FY2006 | FY2005 | Variance | (Main reasons for increase/ decrease) |
|---|---|---|---|---|
| Revenue | 3,658.9 | 3,139.8 | 519.0 | Increase in Metals & Mineral Resources, Energy, Chemicals, Agri-Marine Products, and Forest Products & General Merchandise. |

## 2. Expenses:

(billions of yen)

| | FY2006 | FY2005 | Variance | (Main reasons for increase/ decrease) |
|---|---|---|---|---|
| Selling, general and administrative expenses | -365.3 | -350.3 | -15.0 | |
| (Personnel expenses) | (-177.8) | (-168.0) | (-9.8) | |
| (Transportation expenses) | (-16.2) | (-15.1) | (-1.1) | |
| (Service commissions) | (-24.0) | (-23.1) | (-0.9) | |
| (Depreciation expenses) | (-17.6) | (-18.5) | (0.9) | |
| Provision for doubtful accounts | -0.9 | -8.5 | 7.7 | Effect from allowance for overseas bad debt posted in FY2005 |
| Total | -366.2 | -358.8 | -7.4 | |

## 3. Financial Expenses:

(billions of yen)

| | FY2006 | FY2005 | Variance | (Main reasons for increase/ decrease) |
|---|---|---|---|---|
| Interest income | 24.2 | 23.1 | 1.1 | |
| Interest expense | -56.9 | -47.2 | -9.7 | Increase due to rising US dollar interest rates and new investments. |
| (Interest - net) | (-32.7) | (-24.1) | (-8.6) | |
| Dividends Received | 20.7 | 12.1 | 8.6 | |
| Total | -12.0 | -12.1 | 0.0 | |

## 4. Gain (loss) on investment securities:

(billions of yen)

| | FY2006 | FY2005 | Variance | (Main reasons for increase/ decrease) |
|---|---|---|---|---|
| Gain (loss) on sales of investment securities | 24.1 | 14.5 | 9.6 | Increase in gain on sales of listed and unlisted securities held by Parent. |
| Valuation loss on investment securities | -11.1 | -17.9 | 6.8 | |
| Total | 13.0 | -3.4 | 16.4 | |

## 5. Gain (loss) on property and equipment:

(billions of yen)

| | FY2006 | FY2005 | Variance | (Main reasons for increase/ decrease) |
|---|---|---|---|---|
| Gain on sales of property and equipment | 2.6 | 1.6 | 1.0 | Increase in gains on sales of property and equipment in subsidiaries. |
| Loss on sales of property and equipment/ impairment losses | -21.6 | -22.9 | 1.3 | |
| Total | -19.0 | -21.3 | 2.3 | |

## 6. Equity in earnings (losses) of affiliated companies

| (billions of yen) | FY2006 | FY2005 | Variance |
|---|---|---|---|
| Marubeni-Itochu Steel Inc. | 16.8 | 15.9 | 0.9 |
| Nippon LP Resources | 14.8 | 7.1 | 7.7 |
| Thai Cold Rolled | 0.7 | 0.9 | -0.1 |
| Shenzhen Sino-Benny | 0.7 | 0.7 | 0.0 |
| CSCC(PEMEX Compressor) | -2.5 | -1.0 | -1.5 |
| Other | 14.3 | 8.0 | 6.3 |
| Total | 44.9 | 31.6 | 13.3 |

**Reference - Influence of newly included companies / excluded companies on Consolidated P/L**

| | Newly included | Excluded | Net influence |
|---|---|---|---|
| Total volume of trading transactions | 51.9 | -43.9 | 8.0 |
| Gross trading profit | 12.9 | -10.7 | 2.2 |
| SGA expenses (excl. doubtful accounts) | -6.1 | 8.4 | 2.3 |
| Operating profit | 7.1 | -2.3 | 4.8 |
| Interest expense-net | -7.0 | -0.1 | -7.1 |
| Dividends | 0.0 | -0.0 | 0.0 |

## 7. Other-net

(billions of yen)

| | FY2006 | FY2005 | Variance |
|---|---|---|---|
| Total | 1.9 | -5.0 | 6.9 |

Marubeni Corporation

3. Consolidated Statements of Cash Flows

| | Millions of yen<br>*Year-ended March 31, 2007* | |
|---|---|---|
| ***Operating activities*** | | |
| Net income (loss) | ¥ 119,349 | Income increased mainly in the energy and natural resources field, amounting to 152.1 billion yen. |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities | 103,246 | |
| Changes in operating assets and liabilities | -70,520 | |
| **Net cash provided by operating activities** | **152,075** | |
| ***Investing activities*** | | |
| Disbursements from purchases, and proceeds from sales and redemptions of securities and other investments | -95,240 | Proceeds from divestiture of a leasing company in the U.S., offset by purchase of the Daiei stocks and investment in a holding company of natural resource concession, resulting in an disbursement of 95.2 billion yen. |
| Disbursements from purchases, and proceeds from sales of property, equipment and property leased to others | -43,546 | Purchase of overseas resources concession, among others, resulted in an disbursement of 43.5 billion. |
| Collection of loans receivable, and Loans made to customers | 3,639 | Collection of overseas receivables resulted in an income of 3.6 billion yen. |
| **Net cash provided (used) by investing activities** | **-135,147** | |
| **Free Cash Flows** | **16,928** | |
| ***Financing activities*** | | |
| Net decrease (increase) in short-term loans | -169,837 | Reserves were alloted for repayment, resulting in an disbursement of 169.8 billion yen. |
| Proceeds from and payments of long-term debt | 214,769 | Long-term fund procurement for energy-related businesses and others resulted in an income of 214.8 billion yen. |
| Cash dividend | -15,110 | |
| (Purchase) sale of treasury stock | -159 | |
| Other | -4,844 | |
| **Net cash used (provided) in financing activities** | **24,819** | |
| Effect of exchange rate changes on cash and cash equivalents | 4,269 | |
| Net increase (decrease) in cash and cash equivalents | 46,016 | |
| Cash and cash equivalents at beginning of period | 368,936 | |
| Cash and cash equivalents at end of period | 414,952 | |

These financial statements are based on US GAAP.

Marubeni Corporation

# 4. Consolidated Companies

**Increase/Decrease of Consolidated Surplus/Deficit**

**Fiscal Year 2006** (billions of yen)

| | | Profit-making companies | | Loss-making companies | | Total | |
|---|---|---|---|---|---|---|---|
| | | No. of companies | Surplus amount | No. of companies | Deficit amount | No. of companies | Net profit(loss) |
| Subsidiaries | Domestic | 106 | 19.9 | 36 | -10.2 | 142 | 9.7 |
| | (ratio) | 74.6%. | | 25.4% | | | |
| | Overseas | 196 | 67.2 | 47 | -6.0 | 243 | 61.2 |
| | (ratio) | 80.7% | | 19.3% | | | |
| | Total | 302 | 87.1 | 83 | -16.3 | 385 | 70.9 |
| | (ratio) | 78.4% | | 21.6% | | | |
| Affiliated companies | Domestic | 41 | 24.1 | 7 | -2.6 | 48 | 21.5 |
| | (ratio) | 85.4% | | 14.6% | | | |
| | Overseas | 106 | 31.3 | 22 | -7.9 | 128 | 23.4 |
| | (ratio) | 82.8% | | 17.2% | | | |
| | Total | 147 | 55.4 | 29 | -10.5 | 176 | 44.9 |
| | (ratio) | 83.5% | | 16.5% | | | |
| Total | Domestic | 147 | 44.0 | 43 | -12.8 | 190 | 31.2 |
| | (ratio) | 77.4% | | 22.6% | | | |
| | Overseas | 302 | 98.5 | 69 | -14.0 | 371 | 84.5 |
| | (ratio) | 81.4% | | 18.6% | | | |
| | Total | 449 | 142.5 | 112 | -26.8 | 561 | 115.7 |
| | (ratio) | 80.0% | | 20.0% | | | |

**Fiscal Year 2005** (billions of yen)

| | | Profit-making companies | | Loss-making companies | | Total | |
|---|---|---|---|---|---|---|---|
| | | No. of companies | Surplus amount | No. of companies | Deficit amount | No. of companies | Net profit(loss) |
| Subsidiaries | Domestic | 108 | 16.6 | 39 | -8.2 | 147 | 8.4 |
| | (ratio) | 73.5% | | 26.5% | | | |
| | Overseas | 190 | 66.9 | 51 | -25.5 | 241 | 41.3 |
| | (ratio) | 78.8% | | 21.2% | | | |
| | Total | 298 | 83.4 | 90 | -33.8 | 388 | 49.7 |
| | (ratio) | 76.8% | | 23.2% | | | |
| Affiliated companies | Domestic | 39 | 21.4 | 10 | -2.4 | 49 | 19.0 |
| | (ratio) | 79.6% | | 20.4% | | | |
| | Overseas | 96 | 16.1 | 22 | -5.3 | 118 | 10.8 |
| | (ratio) | 81.4% | | 18.6% | | | |
| | Total | 135 | 37.5 | 32 | -7.7 | 167 | 29.7 |
| | (ratio) | 80.8% | | 19.2% | | | |
| Total | Domestic | 147 | 38.0 | 49 | -10.6 | 196 | 27.3 |
| | (ratio) | 75.0% | | 25.0% | | | |
| | Overseas | 286 | 83.0 | 73 | -30.9 | 359 | 52.1 |
| | (ratio) | 79.7% | | 20.3% | | | |
| | Total | 433 | 120.9 | 122 | -41.5 | 555 | 79.4 |
| | (ratio) | 78.0% | | 22.0% | | | |

**Transition of number of profit-making/loss-making consolidated companies**

| | | FY2000 | FY2001 | FY2002 | FY2003 | FY2004 | FY2005 | FY2006 |
|---|---|---|---|---|---|---|---|---|
| Profit-making companies | No. of Companies | 480 (80.3%) | 391 (75.9%) | 375 (77.5%) | 390 (77.7%) | 422 (80.4%) | 433 (78.0%) | 449 (80.0%) |
| | amount | 66.3 | 51.0 | 65.3 | 63.8 | 92.7 | 120.9 | 142.5 |
| Loss-making companies | No. of Companies | 118 (19.7%) | 124 (24.1%) | 109 (22.5%) | 112 (22.3%) | 103 (19.6%) | 122 (22.0%) | 112 (20.0%) |
| | amount | -34.6 | -107.6 | -31.1 | -42.4 | -45.5 | -41.5 | -26.8 |
| Total | No. of Companies | 598 | 515 | 484 | 502 | 525 | 555 | 561 |
| | amount | 31.7 | -56.6 | 34.2 | 21.4 | 47.2 | 79.4 | 115.7 |

Amounts related to discontinued operations have been subtracted from the above deficit amount.

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| amount | - | - | - | -1.0 | -5.5 | -11.4 | - |

Marubeni Corporation
# 5. Balance of Risk Exposure Outstanding in 12 Countries (As of March. 31, 2007)

**1. Balance of Risk Exposure Outstanding (Investments, Loans, Guarantees and Deferred Payments)**

(Billions of Yen)

| | Investments | Loans | Guarantees | Deferred Payments | Gross Risk Exposure | | Net Risk Exposure | |
|---|---|---|---|---|---|---|---|---|
| | | | | | | +/- from Mar06 | | +/- from Mar06 |
| **P.R. China** | 35.7 | 23.3 | 5.7 | 0.5 | 65.2 | 2.9 | 63.9 | 3.3 |
| **Hong Kong** | 1.7 | 0.0 | 4.1 | 0.0 | 5.8 | 0.3 | 5.8 | 0.3 |
| **S. Korea** | 24.7 | 0.8 | 0.3 | 0.2 | 26.1 | 10.1 | 25.2 | 9.3 |
| **Indonesia** | 76.6 | 61.5 | 8.6 | 3.3 | 150.0 | -16.8 | 139.0 | -14.8 |
| **Philippines** | 34.9 | 4.1 | 0.0 | 0.1 | 39.0 | -38.2 | 34.4 | -37.6 |
| **Thailand** | 17.6 | 1.2 | 12.9 | 0.0 | 31.7 | 6.1 | 31.2 | 6.3 |
| **India** | 11.6 | 1.2 | 0.0 | 0.0 | 12.8 | 2.7 | 12.8 | 2.7 |
| **Russia** | 4.0 | 0.9 | 24.6 | 0.0 | 29.4 | 7.1 | 28.6 | 6.3 |
| **Mexico** | 6.0 | 16.1 | 1.9 | 0.6 | 24.6 | -4.0 | 24.6 | -4.0 |
| **Brazil** | 16.6 | 8.9 | 0.5 | 0.5 | 26.7 | -0.6 | 25.9 | 0.8 |
| **Chile** | 25.5 | 0.0 | 0.0 | 3.0 | 28.5 | 5.5 | 28.5 | 5.5 |
| **Venezuela** | 1.9 | 13.2 | 0.0 | 0.0 | 15.2 | 13.1 | 14.2 | 13.0 |
| 12 Countries Total | 256.9 | 131.2 | 58.6 | 8.2 | 454.9 | -11.9 | 434.1 | -8.9 |

1. The above figures consist of the outstanding investments, loans, guarantees, and deferred payments of the headquarters and the main subsidiaries (including the overseas corporate subsidiaries).

2. The "Net Risk Exposure" represents the difference between the "Gross Risk Exposure" and its hedged portion (the risks are hedged by trade insurances and other measures)

## 6. Outstanding Balance of Real Estate for Sale and Lease

(billions of yen)

| | March 2007 | March 2006 |
|---|---|---|
| Real Estate for Sale (Consolidated Basis) | 77.3 | 81.8 |
| Real Estate for Lease (Consolidated Basis) | 89.8 | 90.0 |

## 7. Disposition of Employees (Non-consolidated basis)

● By office location

| | April 2005 | April 2006 | October 2006 | April 2007 | Variance from Oct. 2006 |
|---|---|---|---|---|---|
| Head Office | 2,016 | 2,109 | 2,166 | 2,306 | +140 |
| Domestic Branches | 143 | 137 | 132 | 120 | -12 |
| Domestic Group Firms | 853 | 787 | 759 | 694 | -65 |
| Overseas branches and corporate subs. | 609 | 606 | 614 | 617 | +3 |
| North America | 117 | 116 | 121 | 123 | +2 |
| Europe | 96 | 87 | 85 | 84 | -1 |
| Asia | 291 | 292 | 294 | 294 | +0 |
| Central and South America | 38 | 38 | 39 | 38 | -1 |
| Others | 67 | 73 | 75 | 78 | +3 |
| Total | 3,621 | 3,639 | 3,671 | 3,737 | +66 |

● By Division

| | April 2005 | April 2006 | October 2006 | April 2007 | Variance from Oct. 2006 |
|---|---|---|---|---|---|
| Agri-Marine Products | 247 | 250 | 258 | 261 | +3 |
| Textile | 270 | 266 | 267 | 219 | -48 |
| Forest Products & General Merchandise | 232 | 232 | 239 | 239 | +0 |
| Chemicals | 262 | 255 | 259 | 250 | -9 |
| Energy | 187 | 198 | 201 | 191 | -10 |
| Metals & Mineral Resources | 130 | 130 | 134 | 136 | +2 |
| Transportation & Industrial Machinery *1 | — | — | | | |
| Transportation Machinery *1 | 165 | | | | |
| Transportation & Industrial Machinery *1 | — | 233 | 235 | 231 | -4 |
| Iron & Steel Strategies and Coordination | 3 | 3 | 2 | 1 | -1 |
| Utility & Infrastructure *1 | — | | | | |
| Plant & Ship *1 | — | | | | |
| Plant, Power & Infrastructure Projects *1 | 318 | | | | |
| Power Projects *1 | — | 168 | 176 | 178 | +2 |
| Plant, Ship & Infrastructure Projects *1 | — | 251 | 257 | 252 | -5 |
| Development & Construction | 146 | 146 | 151 | 146 | -5 |
| Finance & Logistics Business | 128 | | | | |
| Finance, Logistics & New Business | — | 157 | 173 | 182 | +9 |
| Telecom & Information *1 | — | | | | |
| Industrial Machinery & Information Business *1 | 308 | | | | |
| Information & Communication*1 | — | 102 | 100 | 98 | -2 |
| Business Incubation | 12 | 12 | | | +0 |
| Abu Dhabi Trading House Project *2 | | | | 6 | +6 |
| Corporate Staff, Others | 463 | 484 | 404 | 525 | +121 |
| Total Core Staff | 2,871 | 2,887 | 2,856 | 2,915 | +59 |
| Assistant Staff, Others | 750 | 752 | 815 | 822 | +7 |
| Total | 3,621 | 3,639 | 3,671 | 3,737 | +66 |

*1 Effective April 1, 2005, the segments of Transportation & Industrial machinery, Utility & Infrastructure, Plant & Ship, and Telecom & Information have been reorganized as Transportation machinery, Industrial machinery & Information business, and Plant, Power & Infrastructure Projects.
Furthermore, effective April 1, 2006 the above segments have been reorganized as Transportation & Industrial Machinery, Power Projects, Plant, Ship & Infrastructure Projects, and Information & Communication.

*2 Effective April 1, 2007, Abu Dhabi Trading House Project Dept. has been separated off Finance, Logistics & New Business.

◆Projected number of staffs at end of FY 2007 (non-consolidated basis) approx. 3,760 employees

◆Number of staffs at September 2006 (consolidated basis) 28,669 employees

*Intentional Blank*

## Transition of Consolidated Financial Results

(billions of yen)

| | FY2002 | 1st Half FY2003 | FY2003 | 1st Half FY2004 | FY2004 | 1st Half FY2005 | FY2005 | 1st Half FY2006 | FY2006 |
|---|---|---|---|---|---|---|---|---|---|
| Total volume of trading transactions | 8,793.3 | 3,824.7 | 7,902.5 | 3,742.0 | 7,936.3 | 4,014.4 | 8,686.5 | 4,686.7 | 9,554.9 |
| Gross trading profit | 424.6 | 198.0 | 406.8 | 210.8 | 433.4 | 236.2 | 502.0 | 265.0 | 531.2 |
| Selling, general and administrative expenses | -345.6 | -159.5 | -326.6 | -167.7 | -340.6 | -167.7 | -350.3 | -174.9 | -365.3 |
| Provision for doubtful accounts | -5.7 | 1.5 | -0.8 | -2.5 | -6.3 | -3.2 | -8.5 | 0.7 | -0.9 |
| Operating profit | 73.4 | 40.0 | 79.4 | 40.6 | 86.5 | 65.4 | 143.2 | 90.9 | 165.0 |
| Other profits・expenses | -37.0 | -9.3 | -19.3 | 10.1 | 0.9 | 10.8 | -10.2 | 16.2 | 28.8 |
| Interest expense-net | -23.5 | -10.7 | -23.0 | -12.4 | -19.8 | -12.2 | -24.1 | -15.2 | -32.7 |
| Dividends | 6.8 | 4.4 | 7.2 | 4.9 | 9.0 | 5.6 | 12.1 | 4.2 | 20.7 |
| Gain (loss) on investment securities | -12.7 | 1.8 | 16.1 | 8.8 | 28.7 | 1.9 | -3.4 | 6.4 | 13.0 |
| Gain (loss) on property and equipment | 8.5 | -0.5 | -1.5 | -2.7 | -6.3 | -3.2 | -21.3 | -2.8 | -19.0 |
| Equity in earnings (losses) | - | - | - | 17.9 | 25.7 | 22.2 | 31.6 | 23.7 | 44.9 |
| Other-net | -16.1 | -4.3 | -18.0 | -6.5 | -36.5 | -3.5 | -5.0 | -0.0 | 1.9 |
| (Liquidation and disposal losses related to associated firms) | (-12.5) | (-2.0) | (-6.5) | (-0.6) | (-21.8) | (0.1) | (-0.9) | (0.9) | (-1.1) |
| Income before taxes and equity in earnings (losses) | 36.3 | 30.6 | 60.1 | 50.7 | 87.3 | 76.2 | 133.1 | 107.0 | 193.8 |
| Minority interests in income (loss) of consolidated subsidiaries | -3.2 | -1.1 | -3.0 | -1.5 | -1.4 | -1.7 | -5.4 | -3.5 | -6.3 |
| Equity in earnings (losses) | 13.4 | 6.9 | 14.3 | - | - | - | - | - | - |
| Net income (loss) from continuing operations | - | 20.6 | 35.7 | 25.2 | 44.1 | 44.5 | 80.2 | 65.6 | 119.3 |
| Loss from Discontinued Operations(after income tax) | - | -0.9 | -1.1 | -1.1 | -2.9 | -6.4 | -6.4 | - | - |
| Net income (loss) | 30.3 | 19.7 | 34.6 | 24.2 | 41.2 | 38.1 | 73.8 | 65.6 | 119.3 |

(Note) Equity in earnings (losses) of affiliated companies is included in other profits/expenses, starting FY2006.
Some of the figures for 1st Half FY2004 and the terms that follow have been reclassified accordingly.

| | FY2002 | 1st Half FY2003 | FY2003 | 1st Half FY2004 | FY2004 | 1st Half FY2005 | FY2005 | 1st Half FY2006 | FY2006 |
|---|---|---|---|---|---|---|---|---|---|
| Total assets | 4,321.5 | 4,263.5 | 4,254.2 | 4,073.0 | 4,208.0 | 4,314.0 | 4,587.1 | 4,694.5 | 4,873.3 |
| Current assets | 2,202.1 | 2,152.9 | 2,080.0 | 1,915.9 | 2,093.4 | 2,144.7 | 2,168.6 | 2,377.2 | 2,502.6 |
| Fixed assets and others | 2,119.4 | 2,110.6 | 2,174.2 | 2,157.1 | 2,114.6 | 2,169.3 | 2,418.5 | 2,317.3 | 2,370.7 |
| Interest-bearing debt | 2,745.0 | 2,697.9 | 2,454.8 | 2,276.3 | 2,286.4 | 2,253.1 | 2,267.0 | 2,267.5 | 2,278.4 |
| Cash and cash equivalents | 480.8 | 529.9 | 485.5 | 298.2 | 462.5 | 379.0 | 390.6 | 352.4 | 435.0 |
| Interest-bearing debt-net | 2,264.1 | 2,168.0 | 1,969.3 | 1,978.0 | 1,823.9 | 1,874.1 | 1,876.4 | 1,915.1 | 1,843.4 |
| Shareholders' equity | 260.1 | 304.2 | 393.0 | 407.4 | 443.2 | 513.7 | 663.8 | 686.2 | 745.5 |
| Paid-in capital | 194.0 | 194.0 | 231.8 | 231.8 | 231.8 | 231.8 | 262.7 | 262.7 | 262.7 |
| Additional paid-in capital | 87.8 | 87.8 | 125.4 | 125.4 | 125.4 | 125.4 | 155.9 | 155.9 | 155.9 |
| Retained earnings | 64.8 | 80.0 | 94.9 | 114.1 | 131.2 | 161.8 | 193.8 | 250.6 | 298.0 |
| Net unrealized gains (losses) on investment securities arising during period | -8.4 | 14.1 | 34.9 | 27.6 | 46.7 | 75.5 | 109.0 | 84.1 | 102.9 |
| Net currency translation adjustments | -72.7 | -67.2 | -87.9 | -85.9 | -89.6 | -74.9 | -53.5 | -58.6 | -39.5 |
| Minimum pension liability adjustment | -0.6 | -0.6 | -0.6 | -0.6 | -0.6 | -0.6 | -1.7 | -1.7 | — |
| Employees' retirement benefit adjustment | — | — | — | — | — | — | — | — | -27.6 |
| Net unrealized losses on derivatives | -4.8 | -3.9 | -5.4 | -4.6 | -1.6 | -5.1 | -2.1 | -6.4 | -6.4 |
| Cost of common stock in treasury | -0.1 | -0.1 | -0.1 | -0.1 | -0.1 | -0.2 | -0.3 | -0.4 | -0.5 |

# ancial Results / Stock Prices & Foreign Exchange Rate



## Financial Indicators

| | FY2002 | 1st Half FY2003 | FY2003 | 1st Half FY2004 | FY2004 | 1st Half FY2005 | FY2005 | 1st Half FY2006 | FY2006 |
|---|---|---|---|---|---|---|---|---|---|
| ROA | 0.66% | 0.46% | 0.81% | 0.58% | 0.97% | 0.89% | 1.68% | 1.41% | 2.52% |
| ROE | 11.57% | 6.98% | 10.59% | 6.04% | 9.87% | 7.97% | 13.33% | 9.73% | 16.94% |
| Net D/E Ratio (times) | 8.71 | 7.13 | 5.01 | 4.86 | 4.12 | 3.65 | 2.83 | 2.79 | 2.47 |
| Shareholders' equity-to-Total assets Ratio | 6.0% | 7.1% | 9.2% | 10.0% | 10.5% | 11.9% | 14.5% | 14.6% | 15.3% |
| Current Ratio | 104.6% | 101.5% | 105.9% | 107.6% | 111.2% | 109.7% | 110.6% | 123.9% | 133.1% |

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Consolidated group firms | | 484 | 484 | 502 | 523 | 525 | 562 | 555 | 555 | 561 |
| | Subsidiaries | 327 | 330 | 348 | 360 | 369 | 392 | 388 | 385 | 385 |
| | Affiliated companies | 157 | 154 | 154 | 163 | 156 | 170 | 167 | 170 | 176 |
| Profit-making firms | | 375 | 361 | 390 | 380 | 422 | 414 | 433 | 414 | 449 |
| | Profit-making firm ratio | 77.5% | 74.6% | 77.7% | 72.7% | 80.4% | 73.7% | 78.0% | 74.6% | 80.0% |
| | Profit amount (JPY bn) | 65.3 | 36.8 | 63.8 | 47.8 | 92.7 | 57.4 | 120.9 | 72.9 | 142.5 |
| Loss-making firms | | 109 | 123 | 112 | 143 | 103 | 148 | 122 | 141 | 112 |
| | Loss-making firm ratio | 22.5% | 25.4% | 22.3% | 27.3% | 19.6% | 26.3% | 22.0% | 25.4% | 20.0% |
| | Deficit amount (JPY bn) (before Reclassification) | -31.1 | -21.9 | -43.4 | -23.6 | -51.0 | - | - | - | - |
| | Deficit amount (JPY bn) (after Reclassification) | - | -21.0 | -42.4 | -22.6 | -45.5 | -13.7 | -41.5 | -10.2 | -26.8 |

## Stock Prices, Foreign Exchange & Interest Rates

| | | FY2002 | 1st Half FY2003 | FY2003 | 1st Half FY2004 | FY2004 | 1st Half FY2005 | FY2005 | 1st Half FY2006 | FY2006 |
|---|---|---|---|---|---|---|---|---|---|---|
| Nikkei Stock Average (Term-end) (yen) | | 7,972.71 | 10,219.05 | 11,715.39 | 10,823.57 | 11,668.95 | 13,574.30 | 17,059.66 | 16,127.58 | 17,287.65 |
| Exchange Rates (¥/$) | | | | | | | | | | |
| | Term-end rate for March-closing companies | 120.20 | 111.25 | 105.69 | 111.05 | 107.39 | 113.19 | 117.47 | 117.90 | 118.05 |
| | Average rate for March-closing companies | 121.95 | 118.05 | 113.07 | 109.86 | 107.55 | 109.48 | 113.31 | 115.38 | 117.02 |
| | Term-end rate for December-closing companies | 119.90 | 119.80 | 107.13 | 108.43 | 104.21 | 110.62 | 118.07 | 115.24 | 119.11 |
| | Average rate for December-closing companies | 125.35 | 118.72 | 115.99 | 108.52 | 108.24 | 106.1 | 110.21 | 115.72 | 116.38 |
| Interest Rates (Term-end) | | | | | | | | | | |
| | Short-term Prime Rate | 1.38 % | 1.38 % | 1.38 % | 1.38 % | 1.38 % | 1.38% | 1.38% | 1.63% | 1.88% |
| | Long-term Prime Rate | 1.50 % | 1.85 % | 1.65 % | 1.70 % | 1.65 % | 1.55% | 2.10% | 2.30% | 2.20% |
| | JPY TIBOR | 0.08 % | 0.09 % | 0.08 % | 0.09 % | 0.08 % | 0.09% | 0.13% | 0.44% | 0.66% |
| | USD LIBOR | 1.28 % | 1.16 % | 1.11 % | 2.02 % | 3.12 % | 4.07% | 5.00% | 5.37% | 5.35% |

# Summary of Consolidated Financial Results

# For FY2006

(April 1, 2006 - March 31, 2007)

**This document is an English translation of a statement written initially in Japanese.*
*The original in Japanese should be considered the primary version.*

Disclaimer Regarding Forward-Looking Statements

This document contains forward-looking statements about the performance of Marubeni and its Group companies, based on management's assumptions in light of current information. The following factors may therefore influence actual results.
These factors include consumer trends in Japan and in major global markets, private capital expenditures, currency fluctuations, notably against the U.S. dollar, material prices, and political turmoil in certain countries and regions.

Marubeni CORPORATION

(TSE Code: 8002)

April 27,2007

# Summary of Consolidated Financial Statements for FY2006 (US GAAP basis)

Company Name: Marubeni Corporation (URL http://www.marubeni.co.jp) Code Name:8002
Listed : Tokyo, Osaka, Nagoya
Head Office: Tokyo

Representative: KATSUMATA Nobuo President and CEO, Member of the Board
Enquiries: HASHIMOTO Takashi General Manager, Media Relations Sec. TEL (03) 3282 - 4803
Expected date of Annual meeting of Shareholders: June 22, 2007 Expected Date of the beginning of delivery of dividends : June 1,2007
Expected filing date of Financial statement report : June 22, 2007
Adoption of US GAAP: Yes

**1. Consolidated financial results for FY2006 (April 1, 2006 - March 31, 2007)**

(1) Consolidated business results

| | Total volume of trading transactions | | Operating profit | | Income from continuing operations before income taxes | |
|---|---|---|---|---|---|---|
| | (millions of yen) | % | (millions of yen) | % | (millions of yen) | % |
| FY2006 | 9,554,943 | 10.0 | 165,020 | 15.2 | 193,815 | 45.7 |
| FY2005 | 8,686,532 | 9.5 | 143,248 | 65.7 | 133,055 | 52.4 |

| | Net income | | Basic EPS | Diluted EPS | ROE | ROA (before income taxes) | Operating profit on sales. |
|---|---|---|---|---|---|---|---|
| | (millions of yen) | % | (yen) | (yen) | % | % | % |
| FY2006 | 119,349 | 61.7 | 72.41 | 68.85 | 16.9 | 4.1 | 1.7 |
| FY2005 | 73,801 | 78.9 | 48.34 | 40.46 | 13.3 | 2.3 | 1.6 |

(Note)
①Equity in earnings-net FY2006 44,880 million yen FY2005 31,602 million yen
②The ratio of Total volume of trading transactions, Operating profit, Income from continuing operations before income taxes and Net income represents the changes from the previous year.
③For Japanese Investors' convenience, Total volume of trading transactions and Operating profit are shown according to Japanese accounting practice. Total volume of trading transactions is the sum of those in which Marubeni and its consolidated subsidiaries ("the Companies") act as principal and those which the Companies act as agent.
④As of FY2006, Equity in earnings(losses) of affiliated companies are included within income before income taxes. Some of the figures for FY2005 have been reclassified accordingly.

(2) Consolidated financial conditions

| | Total asset | Shareholders' equity | Shareholders' equity ratio | Shareholders' equity per share |
|---|---|---|---|---|
| | (millions of yen) | (millions of yen) | % | (yen) |
| FY2006 | 4,873,304 | 745,454 | 15.3 | 430.04 |
| FY2005 | 4,587,072 | 663,787 | 14.5 | 365.14 |

(Note) In accordance with the US GAAP, Shareholders' equity, Shareholders' equity ratio, and Shareholders" equity per share are stated as was conventionally done.

(3) Consolidated cash flow

| | Cash flow from Operating activities | Cash flow from Investing activities | Cash flow from Financing activities | Cash and cash equivalents at the end of the term |
|---|---|---|---|---|
| | (millions of yen) | (millions of yen) | (millions of yen) | (millions of yen) |
| FY2006 | 152,075 | △135,147 | 24,819 | 414,952 |
| FY2005 | 133,408 | △193,781 | △46,037 | 368,936 |

**2. Dividends information**

| | Dividend per share | | | Total amount of dividend | Payout ratio | Dividend on equity |
|---|---|---|---|---|---|---|
| (Record date) | Interim dividend | Year end dividend | Yearly dividend | (Yearly) | (Consolidated) | (consolidated) |
| | (yen) | (yen) | (yen) | (millions of yen) | % | % |
| FY2006 | 3.50 | 6.50 | 10.00 | 16,982 | 13.8 | 2.5 |
| FY2005 | 2.00 | 5.00 | 7.00 | 11,023 | 14.5 | 2.3 |
| FY2007 (Prospect) | 6.00 | 6.00 | 12.00 | | 15.4 | |

(Note) ①Above figures show the dividends regarding common shares. The dividends regarding classified shares which are unlisted are mentioned in page3 "Dividends for classified shares"
②Fomura of payout ratio is mentioned in page 3 "Formulas for FY2006 consolidated earnings indicators".
Payout ratio including the dividends for preferred stock as well as those for common stock is 14.7% in FY2006, and 17.0% in FY2005.
③The year-end dividend on common stock for FY2006 is to be resolved at the board meeting scheduled on May 18, and the payment date shall be June 1, 2007.

**3. Consolidated financial prospects for FY2007 (April 1,2007 - March 31, 2008)**

| | Total volume of trading transactions | | Operating profit | | Income from Continuing Operations before income taxes | | Net income | | Basic EPS |
|---|---|---|---|---|---|---|---|---|---|
| | (millions of yen) | % | (millions of yen) | % | (millions of yen) | % | (millions of yen) | % | (yen) |
| FY2007 | 10,500,000 | 8.8 | 180,000 | 7.9 | 215,000 | 10.9 | 135,000 | 13.2 | 77.88 |

(Note) Marubeni has forecastsed its performance only in yearly basis and interim financial prospects are not announced.

4. Others

(1) Changes in major consolidated subsidiaries and affiliated companies accounted for by equity method

No changes

(2) Changes in accounting principle, procedure or display method

① Any changes in accordance with the changes in the accounting system? Yes

② Any changes other than ①? Yes

(Note) Deatails are mentioned in page36-38 "2. Matters Concerning Accounting Standards" of "Basis of Consolidated Financial Statements".

(3) Number of outstanding shares

| | | | | |
|---|---|---|---|---|
| ①Number of outstanding shares at the end of the term | FY2006 (Common shares) | 1,734,916,816 | (Class 1 preferred shares) | - |
| (Consolidated basis/ Treasury shares are included) | FY2005 (Common shares) | 1,608,451,165 | (Class 1 preferred shares) | 75,500,000 |
| ②Number of outstanding treasury shares at the end of the term | FY2006 (Common shares) | 1,483,567 | (Class 1 preferred shares) | - |
| | FY2005 (Common shares) | 1,232,651 | (Class 1 preferred shares) | - |

(Note)The assumptions on calculating EPS(consolidated basis) are stated in page41 "Earnings/Loss per Share of Common Stock"

(Reference) Individual financial statements

1. Individual financial results for FY2006 (April 1,2006 —March 31, 2007)

(1) Individual statements of income

| | Total volume of trading transactions | | Operating profit | | Current profit | | Net income | |
|---|---|---|---|---|---|---|---|---|
| | (millions of yen) | % | (millions of yen) | % | (millions of yen) | % | (millions of yen) | % |
| FY2006 | 6,285,709 | 1.1 | 20,419 | -11.6 | 95,013 | 55.8 | 45,873 | 205.0 |
| FY2005 | 6,218,091 | 8.9 | 23,092 | 94.6 | 60,994 | 25.9 | 15,039 | 35.2 |

| | EPS | Diluted EPS |
|---|---|---|
| | (yen) | (yen) |
| FY2006 | 27.60 | 26.46 |
| FY2005 | 9.05 | 8.32 |

(Note)The percentage figures represent the changes from the previous fiscal year.

(2) Individual balance sheet

| | Total asset | Shareholder' Equity | Shareholders' equity ratio | Shareholders' equity per share |
|---|---|---|---|---|
| | (millions of yen) | (millions of yen) | % | (yen) |
| FY2006 | 3,000,579 | 516,614 | 17.2 | 298.00 |
| FY2005 | 2,733,091 | 511,033 | 18.7 | 270.02 |

(3) Individual financial prospects for FY2007 (April 1,2007 - March 31, 2008)

| | Net income | |
|---|---|---|
| | (millions of yen) | % |
| FY2007 | 50,000 | 9.0 |

(Note) Since Marubeni has forecastsed its performance only in yearly basis, interim financial prospects are not announced.

The above prospects are based upon available information and assumption, at the announcement date, about uncertain factors which would influence upon future businesses. Actual results might be influenced by various factors in the future.
Assumptions of the above prospects are mentioned in page 18 "Financial Prospects and preconditions for FY2007".

**(Reference) Dividends information regarding classified shares**

Dividends for classified shares are as follows.

| (Record date) | Dividend per share | | | Total amount of dividend |
|---|---|---|---|---|
| | Interim dividend | Year end dividend | Yearly dividend | (Yearly) |
| | (yen) | (yen) | (yen) | (millions of yen) |
| FY2006 | 10.00 | - | 10.00 | 605 |
| FY2005 | 10.00 | 10.00 | 20.00 | 1,510 |

**(Reference) Formulas for FY2006 consolidated earnings indicators**

○Basic Earning Per Share

$$\frac{\text{Net income} - \text{corresponding amount of dividends for preferred shares resulting from appropriation of profits for FY2006}}{\text{Average number of common shares for the term ※1}}$$

○Diluted EPS

$$\frac{\text{Net income} - \text{corresponding amount of dividends for preferred shares resulting from appropriation of profits for FY2006} + \text{adjusted net income ※2}}{\text{Average number of common shares for the term ※1} + \text{Number of latent shares}}$$

○Shareholders' Equity per Share

$$\frac{\text{Term-end shareholders' equity}}{\text{Number of common shares outstanding at term-end ※1}}$$

○Payout ratio

$$\frac{\text{Dividends for common shares per share}}{\text{Basic Earning Per Share}}$$

Formulas for FY2007 earnings forecast indicators

○Forecasted EPS

$$\frac{\text{Forecasted net income}}{\text{Number of common shares outstanding at term-end ※1}}$$

○Payout ratio

$$\frac{\text{Forecasted dividends for common shares per share}}{\text{Basic Earning Per Share}}$$

※1) excluding treasury stock and shares held by the subsidiaries and the affiliated companies

※2) corresponding amount of dividends for preferred shares resulting from appropriation of profits for FY2006

# Marubeni Corporation
# Financial Results

## 1. Financial Results

**Business Environment**

An overview of overseas economies for the period under review reveals that, despite a persisting slowdown of the U.S. economy, the overall global economy remained on a track of high growth as the pace of economic uptrend picked up in Europe and emerging economies continued to expand steadily. Meanwhile, demand for energy and natural resources expanded on a global scale, causing prices of primary commodities including crude oil, steelmaking raw materials and non-ferrous metals to remain at high levels.

In the U.S., housing investments fell off sharply chiefly as a result of the interest rate hikes that had continued until mid-2006, but the economy went no further than decelerating as favorable corporate earnings and wage conditions helped capital expenditures and consumer spending to remain brisk. At the same time, prices remained on a rising track in step with wage increases.

In Europe, recovery of exports, chiefly German exports, had a positive impact on capital expenditures, boosting the dynamism of the local economies. As price increases in Europe remained moderate, the European Central Bank stopped short of taking any more measures than implementing a modest interest rate hike aimed at preventing inflation.

The Asian economies, notable in China and India, continued to expand. In China, while the government upheld a policy to shift the focus of growth from enterprises to households, its economy continued to grow fast, in reality, mainly on the strengths of fixed-asset investments and exports. As China's expanded exports caused its current-account surplus, trade surplus and foreign currency reserves to build up sharply, the government there gradually stepped up the pace of appreciation of the Yuan. In India, the favorable expansion in the service and manufacturing sectors fueled an accelerated growth of the economy. Elsewhere in Asia, economies continued to grow generally in a stable fashion.

In resources-exporting countries including Russia, economies remained strong as exports expanded in the shadow of globally escalated demand for and soaring prices of primary commodities and had a favorable ripple effect on their domestic demand. In Brazil, exports slowed down due to appreciation of the Real, but the economy did expand mildly as monetary easing helped domestic demand to grow.

Turning our eyes to the state of the Japanese economy for the period under review, we observe that business conditions, driven primarily by capital expenditures and exports, remained on the upward trend. Capital expenditures were supported by stable corporate earnings and enhanced appetites for investments, and exports by the expansion of global economy and depreciation of the Yen. While the employment situation also improved in the wake of a favorable economic expansion, consumer spending remained only on a modest recovery track given the slow pace of wage increases.

# Marubeni Corporation
# Financial Results

As the Japanese economy virtually freed itself from the predicaments of excess supply and its breakaway from the trap of deflation came in sight, the Bank of Japan lifted its zero-interest policy and turned around to raise interest rates in July of 2006. Nonetheless, the margin of the interest rate hike turned out to be generally insignificant, and the still relatively low interest rate levels and the resultant depreciation of the Yen provided an underlying support for the buoyant economy.

# Marubeni Corporation
# Financial Results and Conditions

**Consolidated Financial Results**

The summary of consolidated financial results for FY2006 is as follows:

(billions of yen)

| | FY2007 | FY2006 | Variance | |
|---|---|---|---|---|
| | | | Amount | % |
| Total volume of trading transactions | 9,554.9 | 8,686.5 | 868.4 | 10.0% |
| Gross trading profit | 531.2 | 502.0 | 29.1 | 5.8% |
| Operating profit | 165.0 | 143.2 | 21.8 | 15.2% |
| Income before income taxes | 193.8 | 133.1 | 60.8 | 45.7% |
| Net income | 119.3 | 73.8 | 45.5 | 61.7% |
| | | | | |
| Revenue | 3,658.9 | 3,139.8 | 519.0 | 16.5% |

(Note) For Japanese investors' convenience, Total volume of trading transactions and Operating profit are shown according to Japanese accounting practice.

Consolidated total volume of trading transactions increased 10.0% year-on-year to ¥9,554.9 billion. Gross trading profit grew 5.8% year-on-year to ¥531.2 billion. While expenses, notably payroll expenses, rose by ¥15.0 billion year on year, operating profit increased ¥21.8 billion (15.2%), year on year, to ¥165.0 billion primarily as a result of the year-on-year improvement of provision for doubtful accounts by ¥7.7 billion and increased gross trading profit. Income from continuing operations before income taxes increased ¥60.8 billion (45.7% year-on-year) to ¥193.8 billion due to increase of operating profit, and improvement of other-net, mainly in gain (loss) on investment securities and withdrawal losses, in spite of deterioration of interest expense (net of interest income). As a result, net income for the period grew ¥45.5 billion (61.7%) to ¥119.3 billion.

In addition, "Revenue" as defined under U.S. GAAP was ¥3,658.9 billion, or ¥519.0billion (16.5%) higher than the same period a year previous.

# Marubeni Corporation
# Financial Results and Conditions

Total volume of trading transactions, gross trading profit and operating conditions for each operating segment were as follows.

***Agri-marine Products*** transactions increased ¥78.1 billion (7.9%), year on year, as a result of increases in fodder-related transactions and Daiei-related foodstuff and food transactions. Gross trading profit rose ¥ 3.1 billion (4.4%) despite the conversion of a subsidiary into an affiliate, with higher profit in feed stuff and beverages transactions. Net income rose ¥4.3 billion (73.7%), year on year, thanks to increased operating profit in step with gross trading profit, gains on the sale of Daiei shares, and an increased profit on equity in earnings.

***Textile*** transactions increased ¥17.9 billion (5.0%) year-on-year owing to a rise in apparel product transactions. As a result of restructuring, gross trading profit declined ¥1.6 billion (6.1%), and net income decreased ¥0.8 billion (49.4%) year-on-year.

***Forest Products and General Merchandise*** transactions increased ¥61.1 billion (7.6%) year-on-year owing to increase in rubber related transactions and construction materials related transactions. Gross trading profit also rose ¥6.1 billion (12.7%) due to the consolidation of Musi Pulp Project. Net income increased ¥9.2 billion as a result of the increased profit on the Company's equity in earnings in a pulp manufacturing affiliate in North America and a loss incurred during the previous year in connection with the withdrawal from a leisure-related business.

***Chemicals*** transactions rose ¥75.0 billion (9.6%) year-on-year, mainly as a result of petrochemical price hikes. Gross trading profit, notably in the electronic materials category, registered a year-on-year increase of ¥0.4 billion (1.5%). Although operating profit increased in step with gross trading profit, net income declined ¥2.3 billion (62.1%), year on year, due to losses in valuation of electronic materials-related investments.

***Energy*** transactions rose ¥229.3 billion (10.5%) year-on-year due to an increase in petroleum and gas related transactions. Gross trading profit increased ¥14.0 billion (19.6%) reflecting to an increase in the profits mainly from the oil and gas concessions. Net income rose ¥5.0 billion (18.6%), year on year, as a result of an increase in operating profit in step with gross trading profit and an increase in dividends received.

***Metals and Mineral Resources*** transactions increased ¥261.3 billion (35.7%) year-on-year due mainly to an increase in the price of non-ferrous metals. Gross trading profit declined ¥6.2 billion (25.3%), with an absence of a transitory profit posted last year. Although operating profit dropped in step with gross trading profit, net income increased ¥8.8 billion (54.5%), year on year, as a result of

an increased profit on equity in earnings in copper mining and smelter operations amid copper price hikes and an impairment loss incurred during the previous fiscal year in connection with certain overseas subsidiary operations.

***Transportation & Industrial Machinery*** transactions declined ¥23.6 billion (3.4%), year on year, chiefly due to the Company's partial withdrawal from the automotive-related operations. Despite the increase in the construction machinery and facilities-related machinery categories increased, overall gross trading profit decreased ¥2.6 billion (4.4%), year on year, due to the partial withdrawal from the automotive-related operations. Net income increased ¥2.4 billion (31.4%), year on year, as a result of sale of marketable securities and an increased profit on equity in earnings in construction machinery and farm machinery companies.

***Power Projects*** transactions grew ¥25.7 billion (10.4%), year on year, mainly as a result of increased sales generated by overseas subsidiaries. Gross trading profit increased ¥3.5 billion (14.7%), year on year, thanks to increased sales and income generated by EPC projects abroad. Net income rose ¥0.6 billion (9.8%), year on year, as a result of an increase in operating profit in step with gross trading profit and an increase in profit on equity in earnings.

***Plant, Ship & Infrastructure Projects*** transactions decreased ¥33.2 billion (4.7%) year-on-year due to the decreased transactions of domestic subsidiaries. Gross trading profit, primarily from the cement plant projects in the Middle East and resources-related project in Latin America, increased ¥0.9 billion (5.2%), year on year. While operating profit grew in step with gross trading profit, net income decreased ¥0.9 billion (33.7%), year on year, due to a reduced profit on the equity in earnings in the project in Central America.

***Information & Communication*** transactions decreased ¥3.7 billion (1.6%) year-on-year due to the decrease in the solution related transactions. Gross trading profit increased ¥1.0 billion (3.8%), year on year due to a rise in the transactions of domestic subsidiaries. Net income rose ¥2.1 billion (572.1%), year on year, as a result of an increase in operating profit in step with gross trading profit, a gain on sale of broadcast-related investments, and elimination of the loss incurred during the previous fiscal year on valuation of optical transmission device-related investments.

***Development and Construction*** transactions increased ¥4.4 billion (2.7%) year-on-year due to buoyant sales of domestic condominiums and housing. Gross trading profit rose ¥3.8 billion (13.9%) reflecting the increase in transactions. Net income rose ¥2.1 billion (185.0%), year on year, as a result of an increase in operating profit in step with gross trading profit, elimination of the loss incurred during the previous fiscal year on valuation of property for sale.

# Marubeni Corporation
# Financial Results and Conditions

***Finance, Logistics & New Business*** transactions increased ¥20.1 billion (77.9%) year-on-year due to a rise in the transactions of domestic subsidiaries. Gross trading profit rose ¥2.8 billion (40.2%) reflecting the increased volume of transactions. Net income increased ¥0.6 billion (16.1%), year on year, as a result of an increase in operating profit in step with gross trading profit and increased income from fund operations.

***Iron & Steel Strategies and Coordination*** transactions declined ¥0.1 billion (10.1%) from the previous year. Gross trading profit decreased ¥0.1 billion (10.1%). Net income declined ¥2.1 billion (12.5%), year on year, due to a decrease in operating profit in step with gross trading profit and increased corporation income tax paid.

***Overseas Corporate Subsidiaries and Branches*** transactions increased ¥181.7 billion (15.8%) from the previous year due mainly to a rise in the sales of metals and construction machineries in Marubeni America Corporation. Gross trading profit rose ¥4.2 billion (5.3%) reflecting the increased volume of transactions. Despite increased gross trading profit, operating income dropped due to increases in general and administrative expenses. However, net income grew ¥2.8 billion (68.8%), year on year, as a result of an impairment loss on goodwill taken during the previous fiscal year.

# Marubeni Corporation
# Financial Results

**Consolidated Financial Conditions**

A summary of the consolidated balance sheets at the end of FY2006 is as follows:

(billions of yen)

| | March 31, 2007 | March 31, 2006 | Variance |
|---|---|---|---|
| Total assets | 4,873.3 | 4,587.1 | 286.2 |
| Shareholders' equity | 745.5 | 663.8 | 81.7 |
| Interest-bearing debt | 2,278.4 | 2,267.0 | 11.4 |
| Net interest-bearing debt<br>(Net D/E ratio) | 1,843.4<br>2.47 times | 1,876.4<br>2.83 times | -32.9<br>-0.36 points |

| | | | |
|---|---|---|---|
| Net interest-bearing debt after factoring out impact of FAS No.133<br>(Net D/E ratio) | 1,840.9<br>2.47 times | 1,880.4<br>2.83 times | -39.5<br>-0.36 points |

Net interest-bearing debt is calculated as cash and cash equivalents subtracted from interest-bearing debt (sum of long-term and short-term debts and bonds).

Total consolidated assets increased ¥ 286.2 billion from the end of the previous fiscal year to ¥ 4,873.3 billion, largely due to an increase in receivables from affiliated companies and investments in affiliated companies. Gross consolidated interest-bearing debt increased by ¥ 11.4 billion from the end of the previous fiscal year to ¥ 2,278.4 billion. In addition, net interest-bearing debt after deduction of cash and cash equivalent decreased ¥ 32.9 billion from the end of the previous fiscal year to ¥ 1,843.4 billion. With net income added, consolidated shareholders' equity amounted to ¥ 745.5 billion, up ¥ 81.7 million year on year, despite the charge of adjustments in retirement benefit liability against it. As a result, the net debt/equity ratio improved 0.36 points to 2.47x, compared to 2.83x at the end of the previous fiscal year.

Net cash flow from operating activities stood at a positive ¥ 152.1 billion, representing a year-on-year increase of ¥ 18.7 billion. Net cash flow from investing activities amounted to a negative ¥ 135.1 billion as a result of purchases of marketable securities, investment securities and other investment instruments.

Therefore free cash flow for the period was ¥ 16.9 billion.

Net cash earned in financing activities came out to ¥ 24.8 billion. Cash and cash equivalents at the end of the period were ¥ 415.0 billion, ¥ 46.0 billion increased from the end of the previous fiscal year.

# Marubeni Corporation
# Financial Results

**Basic Policy Regarding Earnings Appropriation and Dividends of FY2006 and FY2007**

Marubeni recognizes that its important corporate responsibilities lie in paying stable dividends to shareholders in a consistent manner as well as maximizing corporate value and competitiveness by building up and effectively utilizing internal reserves. With regard to dividends, the Company applies a new basic policy to determine dividend aiming for consolidated payout ratio around 15%, based on the principle of linking dividend to the company's business results for each term, in consideration of a clear profit distribution to our shareholders.

As for the frequency of dividend distribution of surplus for each fiscal year, the Company retains its conventional manner to pay dividend twice a year, interim and year-end. As the Company's Articles of Incorporation prescribe, pursuant to the provisions of Article 459, Section 1 of the Companies Act, its Board of Directors is entitled to resolve and distribute surplus, it is our basic policy that payment of each dividend is to be resolved by the Board of Directors.

In accordance with the aforementioned basic policies, annual dividend per share for FY2006 is scheduled to be 10 yen, increased by 3 yen from the previous year. Therefore it is to be resolved at the board meeting scheduled on May 18, 2007, that the year-end dividend on common stock for FY2006 shall be ¥6.5 per share in light of the fact that consolidated net income amounts to ¥119.3 billion, and the payment date shall be June 1, 2007. Thus the total dividend per share paid for FY2006 shall be ¥10.0 inclusive of the interim dividend of ¥3.5, which is an increase by ¥3.0 from FY2005.

With regard to the first series of Class I preferred stock, the interim dividend of ¥10.0 per share has been paid during FY2006. But no year-end dividend is scheduled as all of the preferred stock has been converted to common stock as of March 19, 2007.

Concerning retained earnings, the Company plans to allocate them into investments and loans in the strategic fields, which consequently contribute to shareholders' profit through improvement of future business performance.

With respect to the annual dividend on common stock for Fiscal 2007, we plan to distribute ¥ 12 per share (interim dividend ¥ 6 and year-end dividend ¥ 6 ) .

# Marubeni Corporation
# Financial Results

**Risk Information**

Major risks that could have a serious impact on investor decisions associated with the business operations and other activities of Marubeni Corporation and its consolidated subsidiaries are outlined below. The risks discussed, however, are not inclusive of the full range of possible risks faced in the broad range of activities engaged in by Marubeni and its consolidated subsidiaries. Any number of additional risks other than those discussed below could also impact business performance. Furthermore, risks considered to have a low likelihood of materializing have also been disclosed, from the perspective of enduring proactive information disclosure. Forward-looking statements with respect to the risks discussed below reflect the reasonable judgment of the Company's management based on information available as of March 31, 2007.

(1) **Risks regarding overall Marubeni Operations**

① Impact of the Japanese and global economies on the Marubeni Group

Marubeni (the "Company") and its consolidated subsidiaries (together, the "Group") are a general trading company engaged in a wide range of business activities in Japan and over 70 countries. Since the business activities of the Group encompass a variety of commercial and investment activities throughout a broad spectrum of industries in both in Japan and overseas that include the production and procurement of primary commodities such as resources as well as the manufacture and sale of finished goods, the Group feels the effects from the economies in Japan and the countries in which it does business as well as the global economy as a whole. Any worsening or slowdown in these economies carries the possibility of a negative impact on the operating activities, performance and financial position of the Group.

② Credit risks regarding business partners

The Group extends credit to business partners in various forms such as notes and accounts receivable-trade, advance payments to suppliers, loans, guarantees and other means, and the Group concludes merchandise supply, subcontracting, operational outsourcing, and other types of contracts with business partners, as part of sales activities. The incurrence of credit risk due to the inability of business partners to fulfill their credit obligations or a breach of contract by these business partners could negatively impact business results and financial position of the Group.

To protect against such credit risks, the Group carries out thorough risk management when granting any credit. However, there is no assurance that such measures will completely prevent the occurrence of credit risk. Moreover, in preparation of any possible loss incurred by the

exteriorization of such credit risks, the Group maintains an allowance for doubtful account based on a prior assessment and estimate of the creditworthiness of business partners, collateral value and other set factors. Nevertheless, actual losses may exceed these established allowances.

③ Investment risk

The Group, both independently and in collaboration with other companies, establishes new companies and purchase existing enterprises in the course of their business operations. Most of these business investments are of minimal liquidity and require sizeable amounts of capital. The Group may be unable to withdraw from such businesses in an optimal manner or timeframe, which could inevitably require the commitment of an additional expenditure of capital.

To address the risk associated with investment activity and other means, when making any new investments, the Group conducts thorough risk management that also includes an a review as to whether such investments are generating good return enough to compensate for their risk. However, a decline in the value of these investments or the necessity of additional expenditures of capital may adversely affect the business results and financial condition of the Group.

④ Concentration of risk exposure

Certain parts of the commercial and investing activities of the Company and its consolidated subsidiaries, including business activities in Indonesia and the Philippines, are conducted with a high degree of concentration in specific investees, markets or regions. Marubeni classifies each country according to differing levels of country risk, establishes trading control criteria for each country, and executes necessary control and management in such a manner as to assure that its overall portfolio will remain proper and prudent. However, if the business performances of such investees turn out to be poor or if the business environment in such markets or regions deteriorates, the business performances and financial positions of the Company and its consolidated subsidiaries may be adversely affected.

⑤ Ability of fund-raising and funding cost

The Group engages in fund-raising with an emphasis on maintaining an optimal mix of funding in line with the requirements of their respective asset portfolios and ensuring liquidity. However, significant disruptions in major domestic and overseas financial markets, shortages of cash flow from operating activities, declining profitability, failure in asset-liability management, or significant downward revisions in the Group's credit ratings by the rating agencies could constrain fund-raising or lead to an increase in funding cost, which may adversely affect the

business results and financial condition of the Group.

⑥ Market risks

i ) Fluctuations in the prices of goods and merchandise

Since the Group handles a variety of merchandise, and enters into commodity futures and forward contracts to mitigate the risk of fluctuations in market conditions for certain merchandise, contracts and anticipated transactions, changes in their respective market conditions may adversely affect the business results and financial condition of the Group.

ii ) Fluctuations in foreign currency exchange rates

The Group conducts transactions under a variety of currencies and terms, and enters into forward-exchange contracts and other derivative transactions to mitigate the risk of exchange rate fluctuations associated with transactions, receivables and liabilities denominated in foreign currencies. However, changes in market exchange rates may adversely affect the business results and financial condition of the Group.

iii ) Fluctuations in interest rates

The Group raises necessary funds from financial institutions, the issuance of bonds and other means from capital markets. Further, the Group has interest-bearing debt at fixed interest rates or at floating interest rates. While the interest from the majority of the operating assets held by the Group offsets the interest rate risk associated with debt through Asset-Liability Management, the Group utilizes interest rate swaps and other means to mitigate the risk of interest rate fluctuations. However, changes in market interest rates may adversely affect the business results and financial condition of the Group.

iv ) Gains and losses on marketable debt and equity securities

To strengthen business relationships and for other purposes, the Group invests in marketable debt securities, marketable equity securities and other types of securities. At the time of purchase, these securities are classified as trading, held-to-maturity, or available-for-sale securities, in accordance with SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, published by the Financial Accounting Standards Board (FASB) of the United States.

Trading and available-for-sale securities held by the Group carry the risk of fluctuations in original value due to changes in the fair value. The posting of impairment losses on these securities at low points in fair value may adversely affect the business results and financial condition of the Group.

⑦ Losses on fixed assets such as real estate and machinery

The Group owns fixed assets such as real estate and machinery which is sold or leased to third parties or used for the Group's own purposes. Such fixed assets have the potential to cause losses if they experience a decline in value. Although the Group depreciates these fixed assets in conformity with U.S. accounting standards, if they experience a severe drop in value, this may adversely affect the business results and financial condition of the Group.

⑧ Laws and regulations

In the course of operations, the Group is subject to a broad range of laws and regulations both in Japan and other applicable countries. Changes in or unanticipated interpretations of these laws and regulations could increase the obligations pertaining to legal and regulatory compliance placed on the Group. Accordingly, changes or altered interpretations of laws and regulations may result in punitive measures, including the interruption of the Group's operating activities, lower the Group's credibility or cause the occurrence of other circumstances that may adversely affect the business results and financial condition of the Group.

⑨ Significant litigation

In the course of business activities in Japan and overseas, the Group may be party to litigation, disputes and other legal proceedings. When party to such litigation, predicting the outcome is impossible given the inherent uncertainty of these matters. Such litigation may adversely affect the business results and financial condition of the Group.

⑩ Environmental Risk

The Group conducts business activities globally across a broad range of industries. Environmental pollution as a result of these activities could result in a business stoppage, significant expenses to install pollution control facilities, pollution remediation expenses and legal fees in response to litigation by local residents. In addition, the Group's social reputation could be damaged. In order to cope with such environmental risks, an environmental management system was introduced in fiscal 1999, under which environmental impact evaluations are made for each new financing and development project as a means of assessing the potential environmental burden and reducing environmental risks. This notwithstanding, there is a possibility that potential environmental burdens will realize and may adversely affect the business results and financial condition of the Group.

⑪ Natural Disaster Risk

Earthquakes and other natural disasters could cause damage and loss to the Group's offices and facilities and inhibit the normal business activities of the Group. While every effort has been made to implement appropriate countermeasures such as the preparation of disaster preparedness manuals, earthquake countermeasures and fire prevention drills, as the potential for damages from natural disasters cannot be completely mitigated, such disasters may adversely affect the business results and financial condition of the Group.

⑫ Other risks inherent and related to overall Marubeni operations

Negligence on the part of employees charged with executing business operations, and malfunctions pertaining to computer systems supporting business activities are among the other risks that may adversely affect the business results and financial condition of the Group.

**(2) Risk Management**

The Group has adopted a circular method for decision-making on individual transactions involving significant extensions of credit or amounts of investment. Once done, decision-making over large new projects is handled by the submission of periodic reports to the Corporate Management Committee in an effort to further strengthen individual risk management.

From the perspective of diversifying overall risk, integrated risk management is carried out by gaining a clear understanding of possible risks (measurable risks) through quantitative analysis of factors such as market risk, credit risk and investment risk as they relate to a particular country, industry or trading partner. A basic risk management policy and internal rules have been established for comprehensive risk management to enable decision-making and monitoring to be carried out appropriately, and the organization, reporting lines, methodology and system infrastructure to implement this policy and system of rules and regulations has been put in place.

On the other hand, for risks that is not readily amenable to quantitative analysis such as compliance risk (risks that cannot be measured), corporate governance has been strengthened and a system of internal controls have been put in place to prevent the occurrence of problems by means of shoring up the system of compliance oversight.

Nevertheless, there is a possibility that the Group's system of risk management may not function adequately to address a diverse number of risks that either presently exist or may arise in the future in relation to the broad range of business activities conducted by the Group, and in that case, the business results and financial condition of the Group may be adversely affected .

### (3) The Medium-term Management Plan

The Group inaugurated its new two-year medium-term management plan, the "G" PLAN in April 2006. The numerical targets of the Plan are to achieve two-year consolidated net income of ¥220 billion, a risk-return of over 10%, a ROA of over 2%, a net debt to equity ratio of 2.0~3.0 times, and total assets of approximately ¥5 trillion. However, these objectives were prepared based on certain assumptions, hypotheses and projections regarding the persistence of certain economic conditions, industry trends, and other concerns. A number of unknown and uncontrollable factors could prevent the completion of these objectives.

### (4) Significant Accounting Policies and Estimates

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted and recognized in the United States. In preparing important accounting policies and these statements, certain accounting estimates and assumptions are utilized as needed when calculating assets and liabilities as of the fiscal year-end, the disclosure of contingent assets and liabilities, and earnings and expenses incurred during the year. In determining accounting estimates and assumptions, the management of the Company makes what it believes to be a reasonable inference based on experience and on a case-by-case basis. Thus, estimates and assumptions made in this way may have an inherent degree of uncertainty, and actual results could differ from those estimates.

The management considers those estimates and assumptions are reasonable, however, in case there are unexpected changes, they could have a material impact on the Company's consolidated financial statements.

# Marubeni Corporation
# Financial Results

**Financial Prospects and preconditions for FY2007**

An outlook of the economic environment for our next period would seem to be such that, as repercussions of the past monetary tightening come out in the open chiefly in the U.S., the world economy will decelerate somewhat but will still maintain a pattern of stable growth.

As the current adjustments in the U.S. housing market are expected to draw to an end as early as the first half of 2007, the economy should then be able to manage a soft-landing and, in the second half of the year, turn around toward an expansionary mode. In Europe, interest rate hikes should remain modest, and business conditions are expected to remain on a stable recovery path. The Asian economies, notably those of China and India, should continue to expand in smooth water.

In Japan, the economy would decelerate during the first half of 2007 in the wake of worldwide economic deceleration. However, the pace of Japanese economic expansion is expected to pick up during the second half-year, after the anticipated soft-landing of the U.S. economy.

Given this economic environment, we are of the view that the Company will continue to perform favorably in each of its business fields, notably in the energy-related segment. Projected financial results for FY2007 are as follows:

<Consolidated financial prospects for FY2007>

(billions of yen)

| | Forecast FY2007 | Result FY2006 |
|---|---|---|
| Total volume of trading transactions | 10,500.0 | 9,554.9 |
| Operating profit | 180.0 | 165.0 |
| Income from continuing operations before income taxes | 215.0 | 193.8 |
| Net income | 135.0 | 119.3 |
| EPS (yen) | 77.88 | 72.41 |

<Major assumptions>

Foreign exchange rate: US$1 = 115yen

JPY TIBOR: 0.800% USD LIBOR: 5.400%

Oil *North Sea Brent: USD55 / Barrel Copper *LME: USD6,000 / MT

Notes to the description about future: The above-stated projections are based on information that is available as of the date of release of this material and on certain assumptions considered reasonable. Actual business results may vary for a variety of causes which may arise in the future.

# Marubeni Corporation
# Business Group

## 2. Business Group

The major activities of Marubeni's business group are sales and trades of wide range.of products and commodities, making the most of our world wide business bases and information network. In addition, we offer various financing and project-organizing services to customers, and also work on diversified businesses like natural resource development and investment in leading-edge technologies.
The Company breaks its operating segments into 13 segments identified by product and service, in addition to overseas corporate subsidiaries and branches.

Below are our products and services, and some of our major group firms by operating segment.

Effective April 1, 2006, the segments of Transportation machinery, Industrial machinery & Information business, and Plant, Power & Infrastructure have been reorganized as Transportation & Industrial Machinery, Power Projects, Plant, Ship & Infrastructure Projects, and Information & Communication. Furthermore, Domestic Branches & Offices have been incorporated into Corporate & elimination due to its significance.

**Agri-marine products:** This group produces and distributes all sorts of foods such as fodder, soy beans, grain, sugar, processed food and beverages, raw materials, foodstuffs for commercial use, and agricultural and marine products,.

| | |
|---|---|
| **Subsidiaries:** | Marubeni Nisshin Feed Co., Ltd., Pacific Grain Terminal Ltd.<br>Nacx Nakamura Corporation, Cia. Iguaçu de Café Solúvel,<br>Columbia Grain International |
| **Affiliated companies:** | Toyo Sugar Refining Co., Ltd., The Nisshin OilliO Group, Ltd.,<br>Yamaboshiya Co., Ltd., The Daiei, Inc., The Maruetsu, Inc.,<br>Tobu Store Co., Ltd. |

**Textile:** As a consistent organization handling various textile-related goods from raw materials through finished products, the group purchases and produces raw materials for apparel, designs and sells apparel and living products, and at the same time offers distribution services, both domestically and internationally.

| | |
|---|---|
| **Subsidiaries:** | Marubeni Fashion Link, Limited, Marubeni Intex Co., Ltd.,<br>Marubeni Textile Asia Pacific Ltd. |
| **Affiliated companies:** | Fabricant Co., Ltd., Erawan Textile Co., Ltd. |

**Forest products and general merchandise:** The group sells rubber products, footwear and housing materials, manufactures and distributes paper, cardboard, and raw materials for paper production, and takes part in afforestation projects, both domestically and internationally.

# Marubeni Corporation
# Business Group

**Subsidiaries:** Marubeni Pulp & Paper Sales Co., Ltd., Koa Kogyo Co., Ltd., Marubeni Building Materials Co., Ltd.
Tanjungenim Lestari Pulp & Paper

**Affiliated companies:** Marusumi Paper Co., Ltd., Daishowa-Marubeni International Ltd.

**Chemicals:** This group handles a wide variety of goods ranging from upstream, such as basic petrochemicals, to downstream, such as electronic materials and agrochemicals. Focusing on East Asia including China as a priority market, this group is conducting business with a balance between investment and trade. In the petrochemical area, this group is also focusing on Middle East and South Asia.

**Subsidiaries:** Marubeni Plax Corporation, Marubeni Chemix Corporation

**Affiliated companies:** Dampier Salt Limited, CMK Electronics (WUXI)

**Energy:** This group focuses on products related to energy such as oil and gas, etc. It also takes part in various sorts of businesses which benefit from the development of resources through retail such as gas stations.

**Subsidiaries:** Marubeni Energy Corporation, Marubeni Liquefied Gas Corporation

**Affiliated companies:** Shenzhen Sino-Benny LPG Co., Ltd.

**Metals and mineral resources:** This group produces, processes and sells nonferrous light metals both domestically and internationally, in addition to processing and selling raw materials for production of steel and light metals internationally.

**Subsidiaries:** Marubeni Metals Corporation, Marubeni Tetsugen Co., Ltd.
Marubeni Aluminium Australia Pty. Ltd., Marubeni Coal Pty. Ltd.

**Affiliated companies:** Toyo-Memory Technology Sdn. Bhd., Nippon LP Resources

**Transportation & Industrial Machinery:** This group focuses on domestic and international trade (export import, wholesale, and retail) in aerospace and defense systems, automotive, construction and agricultural machinery, and other transportation related machinery, as well as automobile and paper & pulp manufacturing machinery, alternative energy facilities, and other production machinery; and related services such as loans and investments, trade finance, leasing and overseas business support services.

**Subsidiaries:** Marubeni Aerospace Corporation,
Marubeni Techno-Systems Corp., Marubeni Aviation Services Ltd.,
Marubeni Auto & Construction Machinery America, Inc.

**Affiliated companies:** Kubota Europe S.A.

# Marubeni Corporation
# Business Group

**Power Projects:** This group develops, invests in, and operates power projects, especially power generation (including desalinization and co-generation projects), while undertaking the procurement and installation of generators, power distribution grids, and electrical substations. The group also markets and makes loans and investments to domestic power retailing projects, wind power projects, sales of fuel-cell batteries, and other new technologies and business models in the alternate energy field, as well as the export, offshore trade, and investment in communications, broadcasting and information systems in the telecommunications field.

| | |
|---|---|
| **Subsidiaries:** | Marubeni Power Systems Corporation,<br>Marubeni Power Development Corporation,<br>Axia Power Holdings B.V., San Roque Power Corporation |
| **Affiliated companies:** | Uni-Mar Enerji Yatirimlari A.S.<br>PPN Power Generating Co., Ltd. |

**Plant, Ship & Infrastructure Projects:** This group deals with equipment procurement and construction of oil, gas, chemical environmental, steel, and other industrial plants, and infrastructure development such as railway/airport, potable water treatment and wastewater treatment; origination and management of projects in domestic and overseas markets. Also included in the division are trading, leasing, and charter of various types of cargo vessels and tankers.

| | |
|---|---|
| **Subsidiaries:** | Marubeni Tekmatex Corporation, Marubeni Protechs Corporation,<br>Royal Maritime Corporation |
| **Affiliated companies:** | Kaji Technology Corporation |

**Information & Communication:** This group focuses on export/import and domestic sales of personal computers and related products, IT related businesses including IP network infrastructure businesses, ASP/ISP businesses, cell phone related businesses, computer systems development, IT solution businesses, cable TV, CS and other broadcasting businesses, and IC tag/RFID business.

| | |
|---|---|
| **Subsidiaries:** | Marubeni Telecom Co., Ltd. (*1),<br>Marubeni Information Systems Co., Ltd.,<br>Marubeni Solutions Corp., Global Access Ltd., VECTANT Ltd. |
| **Affiliated companies:** | Marubeni Infotec Corporation |

**Development and Construction:** This group mainly develops and sells condominiums, and rents and subleases commercial buildings in Japan, while operating asset/property management business concerning real estate fund and investment trust, and housing development projects in overseas markets.

| | |
|---|---|
| **Subsidiaries:** | Marubeni Real Estate Co., Ltd., Marubeni Real Estate Sales Co., Ltd.,<br>Benny Estate Service Co., Ltd. |

# Marubeni Corporation
# Business Group

| | |
|---|---|
| | Shanghai House Property Development |
| **Affiliated companies:** | Tipness Co., Ltd., Koshigaya Community Plaza Co., Ltd. |

**Finance, Logistics & New Business:** Both domestically and internationally, this group is involved in various financial businesses such as investment finance - fund management and fund investment - and financial product trading, while in the logistics area, it operates forwarding business and logistics related consultation, among others. In the insurance area, it operates an insurance intermediary business. In the life care business area, it is engaged in the sales of medical equipment to medical facilities, and it invests in biotechnology-related area and new technology area.

| | |
|---|---|
| **Subsidiaries:** | Marubeni Logistics Corporation, Marubeni Safenet Co., Ltd.<br>Marubeni International Finance p.l.c. |
| **Affiliated companies:** | MG Leasing Corporation,<br>Eastern Sea Leam Chabang Terminal Co., Ltd. |

**Iron & Steel Strategies and Coordination:** This group is involved in domestic and international manufacture, processing and sales of steel related products such as steel plate, steel pipe, and special steel, operated by its affiliated companies such as Marubeni-Itochu Steel Inc. Also, the group provides its customers with high value-added solution services.

| | |
|---|---|
| **Affiliated companies:** | Marubeni-Itochu Steel Inc.,<br>Marubeni Construction Material Lease Co., Ltd.,<br>Thai Cold Rolled Steel Sheet Public Co., Ltd. |

**Overseas corporate subsidiaries and branches:** Overseas corporate subsidiaries and branches are located throughout the world, and handle various merchandises and perform related activities.

| | |
|---|---|
| **Overseas corporate subsidiaries:** | Marubeni America Corporation, Marubeni Europe p.l.c.,<br>Marubeni Hong Kong and South China Ltd. |
| **Subsidiaries:** | Helena Chemical Company, |

**Corporate and administration, etc.:** This group carries out financial services, group finance, etc.

| | |
|---|---|
| **Subsidiaries:** | Marubeni Financial Service Corporation,<br>Marubeni Personnel Management Corporation |

(*1) Domestic listed subsidiaries:

Marubeni Telecom Co., Ltd. (Tokyo Stock Exchange Section 2),

Marubeni Corporation
Management Policy

## 3. Management Policy

### (1) Fundamental Management Policy

The Marubeni Group is pursuing its two-year medium term management plan called the "G"PLAN from FY 2006. Under "G"PLAN, the Group is seeking to build a rock-solid "defense" by further strengthening its management systems, while variety of human resources will at the same time proactively and boldly be challenging business domain expansion and seek to establish an aggressive management style of providing more sophisticated and diversified trading company functions to customers, and effecting aggressive investments in priority fields. Thus the Group will realize continuous growth and further progress.

While maintaining a balance between "offense" and "defense" and executing CSR-focused management, the Group will be working to selectively apply management resources in priority fields (through new investment of ¥500~600 billion over two years), to continue thoroughly implementing portfolio management, to strengthen risk management, to promote human resource utilization and education, to enhance CSR and internal controls, and to leverage overall strengths through lateral collaboration (collaboration among divisions, etc.). The quantitative targets are to limit risk assets to within the size of shareholders' equity, achieve two-year consolidated net income of ¥220 billion, a risk-adjusted return of over 10%, a ROA of over 2%, a net debt/equity ratio of 2 times range, and total assets of approximately ¥5 trillion. By implementing these measures, the Group will aim to become:

①a corporate group with "win-win" relationship with customers, providing high quality merchandise, service, and function from the customers' standpoint ;

②a corporate group with social contribution and sustainable growth, taking change of business environment in advance, through-out persistent challenge and innovation;

③a corporate group with a stable revenue base by expanding prime assets and pursuit of efficiency.

※ For details concerning the new "G" PLAN medium-term management plan, please visit the Marubeni home page.

**(2) Progress in the "G" PLAN Mid-Term Management Plan**

Progresses made toward the planned targets of the "G" PLAN for FY 2006 are summarized in the following table:

| | Planned targets | Status for the year under review | | Planned targets | Status for the year under review |
|---|---|---|---|---|---|
| Consolidated net income | ¥220.0 billion over 2 years | ¥119.3 billion | ROA | 2% or higher | 2.52% |
| Total assets | About ¥5,000 billion | ¥4,873.3 billion | Amount of new investments | Total ¥500 to 600 billion over 2 years | About ¥300 billion |
| Shareholders' equity | ¥820.0 billion | ¥745.5 billion | Risk assets | About ¥750 billion | ¥642.5 billion |
| Consolidated net D/E ratio | 2 times range | 2.47 times | Risk-adjusted return | 10% or higher | 18.6% |

Marubeni Group's consolidated net income for FY 2006 amounted to ¥119.3 billion, recording an increase for fifth consecutive year and an all-time high level for the fourth consecutive year, and reached the ¥100 billion mark for the first time. As a result, the rate of progress toward the planned target of ¥220.0 billion to be attained over the two-year period under the "G" PLAN moved up to 54%, making FY 2006 a highly successful one. At the same time, our initiatives to mobilize about ¥300.0 billion in new investments and loans in the strategic fields such as energy, natural resources, overseas IPP and food distribution, and to advance asset replacements from the perspective of facilitating greater asset efficiency, culminated in improved earnings capability on the strength of enhanced asset efficiency as total assets as of the close of the fiscal year under review stood at ¥4,873.3 billion and ROA rose to 2.52% (by 0.84 points year on year). On the financing front, as a result of declining consolidated net interest-bearing debts and expanding shareholders' equity, consolidated net D/E ratio improved to 2.47 times (by 0.36 points year on year), the Group successfully attained the level of expansion and stability of earnings capability that fell well within the scope of the envisioned targets and maintained a good balance between "offensive" and "defensive" positions.

With respect to various measures that Marubeni is implementing under the "G" PLAN, the Group is moving ahead with a focused deployment of its management resources in strategic fields. For instance, the Group was instrumental in forming a tripartite capital and operating coalition involving Daiei, Inc. by selling to AEON Co. 29.860 million deferred shares (equivalent to approximately 15% of the total share) of Daiei out of a total of 66.489 million deferred shares (equivalent to approximately 34% of the total share) that it had acquired from Industrial Revitalization Corporation of Japan for ¥69.8 billion.

Meanwhile, the Group has continued with a full commitment to portfolio management, and is now screening business projects and opportunities more stringently by raising the target rate of risk-adjusted return from 8% to 10% with a view to expanding its future earnings further. In addition, the Group continues to hold a firm "defensive" position by bolstering risk management including an overhaul of the investment/loan follow-up system.

Marubeni put its efforts actively into corporate social responsibility (CSR) initiatives in a broad spectrum of fields including environmental protection, social actions and human rights. During FY 2006, the Group sought to heighten its executives' and employees' awareness of CSR by having external commentators hold environmental lectures for the employees and continuing with e-learning programs covering environmental and compliance matters. Details of these initiatives are being introduced broadly to our stakeholders via Marubeni's CSR reports. Since FY 2004, Marubeni had made, and continued to make throughout FY 2006, Group-wide efforts to improve on the area of internal control with a special focus on enhancing and assuring the reliability of its financial reporting.

Elsewhere, Marubeni has established the Internal Coordination Committee as a lateral organization in order to lend further impetus to cross-segment coordination, boost sales and marketing capabilities, and enhance profit-earning opportunities. Furthermore, as a means of fully utilizing and developing human resources, the Group has revised its employee management system with a view to making it possible to treat its employees according to their differing responsibilities and functions, and, from the perspective of helping employees strike a balance between their work and private life, strives to develop and improve easy-to-work office environment by launching new programs such as family-support leave and spouse-transfer-support leave.

As described above, the "G" PLAN has shown brisk progress.

**(3) Business Performance by Operating Segment**

Specific activities by operating segment for the fiscal year under review are given below.

**●Agri-Marine Products**

The division is advancing its value-chain strategy encompassing all of the upstream, midstream and downstream operations. In the downstream sector, Marubeni has agreed with AEON and Daiei to form a capital and operating coalition with the aim of enhancing respective corporate value by effectively exploiting each company's management resources and strengthening mutual business relationships. Also, focusing attention on the grains attracting energy-based demand, the division started up a biodiesel production and distribution joint venture with the Agrenco Group in Brazil in an effort to strengthen Marubeni's business relationships with farm operators based in local regions for production of quality grains.

# Marubeni Corporation
# Management Policy

**•Textiles**

Marubeni is moving ahead with brand expansion in the downstream sector at home. Marubeni Fashion Planning Co. concluded a master license agreement with Mackintosh, a U.K. textile design concern, on the "Mackintosh Philosophy" brand (for men's clothes and merchandise), and simultaneously concluded a sublicense agreement with Sanyo Shokai Ltd. on the same brand. Under these licensing arrangements, Marubeni aims to expand sales of this brand. In addition, Marubeni concluded a business collaboration agreement with JC Limited, a Japanese licensee of the U.S. underwear brand "Jockey," with the aim of expanding sales in the Japanese market. Marubeni intends to expand product lineups under this brand beyond the existing underwear categories in order to develop the brand as a comprehensive life-style brand.

**•Forest Products & General Merchandise**

As the division's performance remained solid amid the favorable merchandise market conditions, Marubeni invested actively for the purpose of reinforcing its value-chain ranging from raw materials to final products. In the paper and pulp field, the division is striving to bolster its upstream operations further by acquiring forestation and chip businesses in Brazil while simultaneously boosting its downstream operations by investing in a cardboard manufacturer in China and acquiring a paper sales business in the U.S. In the rubber field, the division is also making strategic moves including acquisition of a conveyor belt sales firm in Canada and a tire retail chain in Thailand.

**•Chemicals**

In the petrochemical field, the division moved ahead with reinforcement of logistics including further buildup of the dedicated tanker fleet for ethylene. In the synthetic resin field, the division went into a business collaboration arrangement for pets' disposable underpads business. In the field of inorganic chemicals, Marubeni decided to establish a joint venture which is to conduct business feasibility assessment of a chemical-use alumina program in Indonesia. In the field of electronic materials, business transactions, notably for semiconductor-related products, remained robust. Marubeni Chemicals & Plastics (Hong Kong) Ltd., handling a broad range of chemicals except electronic materials, commenced its operations in the Hong Kong/South China region.

**•Energy**

Marubeni's energy-resource development businesses including oil/gas production and LNG projects abroad remained buoyant. Operations also remained favorable in the trading/marketing fields such as petrochemical materials including naphtha where Marubeni commands a high market share in its imports into Japan, sale of petroleum products through domestic petroleum terminals and other distribution networks, and sale of LPG where Marubeni boasts the top market share in the Chinese import market. Elsewhere, the Company worked on other new projects, including participation in the refinery operations in Qatar.

# Marubeni Corporation
# Management Policy

**•Metals & Mineral Resources**

Although the commodities market entered a correction phase from the latter half of FY 2006 onward, earnings remained robust as the copper prices remained substantially higher throughout FY 2006 than those of FY 2005. The division's favorable performance was attributable, notably, to the commencement of full production at the Los Pelambres copper mine in Chile (supplying 900,000 metric tons of copper concentrate per year), and to continuing favorable performances of the overseas aluminum refinery operations including the Alouette aluminum refinery in Canada, where capacity additions were completed in FY 2005, and of our coal operations in Australia.

**•Transportation & Industrial Machinery**

In the aerospace and defense fields, Marubeni received orders for jet airliners from Japanese airline companies, delivered large European-made helicopters to the Ministry of Defense, and received the order for fire control systems for sea-launched missiles. In the fields of automobiles and construction/agricultural machinery, exports of automobiles and construction machinery to the Middle East and Asia remained robust. Meanwhile, the Company expanded retail sales of automobiles, auto sales financing operations, and sales of construction/agricultural machinery abroad. In the industrial machinery field, Marubeni received orders for welding/coating systems, engine-fabricating lines and metal molds for automobiles bound for India. Orders were also received for paper/pulp-manufacturing equipment, biomass boilers and private power generators bound for Korea, Vietnam and Japan.

**•Power Projects**

In the IPP field, Marubeni acquired its power generating business right for 2 million kw covering Mesaieed Industrial City in Qatar, and joined Tokyo Electric Power Co. in acquiring Mirant Asia Pacific, the largest IPP holding company in the Philippines (with total installed capacity of 2.203 million kw on the acquired power-generating assets and interests). In the EPC field, the Company was awarded contract to construct the Bang Pakong Combined Cycle Power Plant (with total installed capacity of 700,000 kw) from the Electricity Generating Authority of Thailand, and the consortium of Marubeni and Dongfang Electric Corp. of China were jointly awarded the contract for a turnkey project to boost generating capacity at a coal-fired thermal power plant (for total installed capacity of 600,000 kw) in Hai Phong, Vietnam.

**•Plant, Ship & Infrastructure Projects**

In the plant operations, the Company received orders for hot-rolling facilities bound for India, extended a major oil/gas development loan to Petoroleo de Venezuela S.A., and concluded agreements on emissions trading in Ukraine and China. In the infrastructure business, Marubeni received orders for the underground works for high-voltage cables in Qatar, and installation of underground facilities for the subway systems in Taiwan. Elsewhere, the Company acquired a railroad cargo leasing company in the U.S. and a water-supply company in Chile. Marubeni's ship business remained robust it received large-ticket orders including those

for tankers bound for Taiwan.

**•Information & Communication**

Marubeni participated in the consortium for construction of the "Location Information System" to be based on radio frequency identification (RFID), and made a successful bid for the project to develop and operate Shimane-Asahi Center for Promotion of Social Reintegration, one of Justice Ministry's PFI initiatives. The Vectant Group, Marubeni subsidiaries, performed favorably, mirroring strong sales of its IP network services to corporate clients. The Company also commenced import and sale of Windows Vista-compatible laptop computers by ASUSTek Computer Inc., a leading Taiwanese IT equipment manufacturer.

**•Development & Construction**

In domestic sales of condominiums, units selling particularly well in the Tokyo metropolitan region included those of Mark Zero-One Hikifune, an urban redevelopment project in the Sumida Ward, and Grand Suite Heart Island located in the large-scale development area within the Shinden district of the Adachi Ward. In the Osaka metropolitan region, Grand Suite Koshien-guchi was among the popular properties. In step with the rising land prices in the metropolitan region, REITs and other real estate fund transactions contributed to higher earnings. In China, units of Lu Ming Garden, a newly completed condominium development project meant for local Chinese residents in Shanghai, were offered for sale and gained immediate popularity with homebuyers.

**•Finance, Logistics & New Business**

In the finance operations, Marubeni made several direct investments by taking advantage of its expertise in fund operation. In the logistics field, a local logistics joint venture in Guangzhou City, China, established jointly with Isewan Terminal Service Co. went into full-scale operation. In the insurance operations, the Company established a joint venture with a Malaysian system developer/operator, and commenced system sales/operation business aimed at insurance companies across Asia. In the field of new business, Marubeni is stepping up its focus on equity participation in nursing businesses and emissions trading.

**•Iron & Steel Strategies and Coordination**

Out of concern about the decelerating trend of the U.S. economy and excessive steel production in China, overseas market conditions entered a correction phase with steel prices remaining high. Nevertheless, demand for steel products from the energy-related sectors remained strong, and the domestic steel market conditions also remained firm primarily as a result of increased demand from the manufacturing sectors. Meanwhile, Marubeni-Itochu Steel Inc. is generating favorable results in an environment marked by the persistently strong demand for steel products coming mainly from energy and automotive sectors.

**•Domestic Regional Offices and Branches †Note**

Nagoya Regional Office has generally performed well with robust sales of machinery and condominiums, and Shizuoka Branch expanded the trading volume of automotive facilities and chemicals. To further bolster Group profitability, Marubeni's domestic branches are constantly exploring new business opportunities that may originate from the characteristics of the regions they operate in, and are seeking to step up business collaboration with Group member companies and clients operating in their respective regions.

**•Overseas Subsidiaries and Branches**

Among Marubeni's U.S. subsidiaries, Helena Chemical Company, which distributes agrichemicals and fertilizers, continued to perform strongly. In addition, key local subsidiaries in Taiwan, Singapore, China, Thailand and other countries in Asia as well as in Australia demonstrated a generally favorable performance in line with their expanded trading volume in chemicals, metal resources and food.

†Note: Included in "corporate and other" for the purpose of operating segment classification.

# Marubeni Corporation
## Consolidated Balance Sheets
### < Unaudited >

| | Millions of yen | | |
|---|---|---|---|
| | **March 31 2007** | March 31 2006 | **Variance** |
| **Assets** | | | |
| Current assets: | | | |
| Cash and cash equivalents | ¥ **414,952** | ¥ 368,936 | ¥ **46,016** |
| Time deposits | **20,010** | 21,674 | **-1,664** |
| Investment securities | **26,693** | 20,989 | **5,704** |
| Notes and accounts receivable - trade: | | | |
| Notes receivable | **107,930** | 90,973 | **16,957** |
| Accounts receivable | **1,032,790** | 896,781 | **136,009** |
| Due from affiliated companies | **85,799** | 79,553 | **6,246** |
| Allowance for doubtful accounts | **-16,332** | -17,910 | **1,578** |
| Inventories | **420,533** | 395,599 | **24,934** |
| Advance payments to suppliers | **214,067** | 109,330 | **104,737** |
| Deferred income taxes | **43,715** | 32,048 | **11,667** |
| Prepaid expenses and other current assets | **152,435** | 170,644 | **-18,209** |
| Total current assets | **2,502,592** | 2,168,617 | **333,975** |
| Investments and long-term receivables: | | | |
| Affiliated companies | **504,501** | 314,261 | **190,240** |
| Securities and other investments | **603,545** | 615,361 | **-11,816** |
| Notes, loans and accounts receivable - trade | **121,138** | 214,763 | **-93,625** |
| Allowance for doubtful accounts | **-51,337** | -81,964 | **30,627** |
| Property leased to others, at cost, less accumulated | **171,115** | 231,747 | **-60,632** |
| Total investments and long-term receivables | **1,348,962** | 1,294,168 | **54,794** |
| Net property and equipment | **731,452** | 780,809 | **-49,357** |
| Prepaid pension cost | **21,642** | 83,746 | **-62,104** |
| Deferred income taxes | **53,088** | 52,364 | **724** |
| Intangible fixed assets | **86,654** | 89,325 | **-2,671** |
| Goodwill | **35,794** | 27,936 | **7,858** |
| Other assets | **93,120** | 90,107 | **3,013** |
| Total assets | ¥ **4,873,304** | ¥ 4,587,072 | ¥ **286,232** |

*These financial statements are based on US GAAP.

Marubeni Corporation
Consolidated Balance Sheets (continued)
< Unaudited >

| | Millions of yen | | |
|---|---|---|---|
| | **March 31 2007** | March 31 2006 | **Variance** |
| **Liabilities and shareholders' equity** | | | |
| Current liabilities: | | | |
| Short-term loans | ¥ **170,423** | ¥ 368,491 | ¥ **-198,068** |
| Current portion of long-term debt | **164,485** | 219,650 | **-55,165** |
| Notes and accounts payable-trade | | | |
| Notes and acceptances payable | **210,151** | 186,741 | **23,410** |
| Accounts payable | **762,520** | 715,370 | **47,150** |
| Due to affiliated companies | **52,288** | 46,432 | **5,856** |
| Advance payments received from customers | **204,489** | 97,673 | **106,816** |
| Income taxes | **17,219** | 16,220 | **999** |
| Deferred income taxes | **4,632** | 3,310 | **1,322** |
| Accrued expenses and other current liabilities | **294,059** | 307,342 | **-13,283** |
| Total current liabilities | **1,880,266** | 1,961,229 | **-80,963** |
| Long-term debt, less current portion | **2,130,137** | 1,879,739 | **250,398** |
| Employees' retirement benefits | **12,075** | 9,129 | **2,946** |
| Deferred income taxes | **29,987** | 26,189 | **3,798** |
| Minority interests in consolidated subsidiaries | **75,385** | 46,999 | **28,386** |
| Shareholders' equity: | | | |
| Paid-in capital | **262,686** | 262,686 | **-** |
| Additional paid-in capital | **155,905** | 155,903 | **2** |
| Retained earnings (losses) | **298,011** | 193,772 | **104,239** |
| Accumulated other comprehensive loss | | | |
| Net unrealized gains (losses) on investment securities, net of reclassification | **102,899** | 109,035 | **-6,136** |
| Currency translation adjustments, net of reclassification | **-39,547** | -53,450 | **13,903** |
| Net unrealized losses on derivatives | **-6,410** | -2,116 | **-4,294** |
| Minimum pension liability adjustment | **-** | -1,717 | **1,717** |
| Employees' retirement benefits adjustment | **-27,603** | - | **-27,603** |
| Cost of common stock in treasury | **-487** | -326 | **-161** |
| Total shareholders' equity | **745,454** | 663,787 | **81,667** |
| Total liabilities and shareholders' equity | ¥ **4,873,304** | ¥ 4,587,072 | ¥ **286,232** |

# Marubeni Corporation

## Consolidated Statements of Income

< Unaudited >

| | Millions of yen | | | |
|---|---|---|---|---|
| | Year ended March 31 | | | |
| | 2007 | 2006 | Variance | Ratio |
| **Revenues:** | | | | |
| Revenues from trading and other activities | **¥3,467,925** | ¥2,949,058 | ¥ 518,867 | 17.6% |
| Commissions on services and trading margins | **190,930** | 190,787 | 143 | 0.1% |
| Total | **3,658,855** | 3,139,845 | 519,010 | 16.5% |
| Cost of revenues from trading and other activities | **-3,127,684** | -2,637,821 | -489,863 | 18.6% |
| Gross trading profit | **531,171** | 502,024 | 29,147 | 5.8% |
| **Expenses and other:** | | | | |
| Selling, general and administrative expenses | **-365,291** | -350,261 | -15,030 | 4.3% |
| Provision for doubtful accounts | **-860** | -8,515 | 7,655 | -89.9% |
| Interest income | **24,179** | 23,095 | 1,084 | 4.7% |
| Interest expense | **-56,908** | -47,212 | -9,696 | 20.5% |
| Dividends received | **20,705** | 12,065 | 8,640 | 71.6% |
| Impairment loss on investment securities | **-11,116** | -17,895 | 6,779 | -37.9% |
| Gain (loss) on sales of investment securities | **24,099** | 14,477 | 9,622 | 66.5% |
| Gain (loss) on property and equipment | **-18,951** | -21,292 | 2,341 | -11.0% |
| Equity in earnings (losses) of affiliated companies-net | **44,880** | 31,602 | 13,278 | 42.0% |
| Other – net | **1,907** | -5,033 | 6,940 | - |
| Total | **-337,356** | -368,969 | 31,613 | -8.6% |
| Income (loss) from continuing operations before income taxes | **193,815** | 133,055 | 60,760 | 45.7% |
| Provision for income taxes | **-68,205** | -47,463 | -20,742 | 43.7% |
| Income (loss) from continuing operations | **125,610** | 85,592 | 40,018 | 46.8% |
| Minority interests in consolidated subsidiaries | **-6,261** | -5,427 | -834 | 15.4% |
| Net income (loss) from continuing operations | **119,349** | 80,165 | 39,184 | 48.9% |
| Loss from Discontinued Operations (after income tax) | **-** | -6,364 | 6,364 | - |
| **Net Income** | **¥ 119,349** | ¥ 73,801 | ¥ 45,548 | 61.7% |
| Dividend for preferred shares | **¥ 605** | ¥ 1,510 | ¥ -905 | -59.9% |
| Net income available for shareholders | **118,744** | 72,291 | 46,453 | 64.3% |
| Basic earnings per share *(yen)* | **72.41** | 48.34 | 24.07 | 49.8% |
| Diluted earnings per share *(yen)* | **68.85** | 40.46 | 28.39 | 70.2% |
| Total volume of trading transactions (Based on Japanese accounting practice) | **9,554,943** | 8,686,532 | 868,411 | 10.0% |
| Operating profit (Based on Japanese accounting practice) | **165,020** | 143,248 | 21,772 | 15.2% |

(Note 1) These financial statements are based on US GAAP. (Revenue is presented in accordance with FASB Emerging Issue Task Force (EITF) 99-19.)

(Note 2) Equity in earnings (losses) of affiliated companies is included within income from continuing operations before taxes, starting FY2006.
Some of the figures for FY2005 have been reclassified accordingly.

## Marubeni Corporation

## Consolidated Statements of Changes in Shareholders' Equity
## ( Unaudited )

*Millions of yen*

| | Year ended March 31 2007 | | Year ended March 31 2006 | | Variance | |
|---|---|---|---|---|---|---|
| **Common stock:** | | | | | | |
| Balance at beginning of year | **262,686** | | 231,789 | | 30,897 | |
| Issuance of common stock from conversion of convertible bonds | **-** | | 30,897 | | -30,897 | |
| Balance at end of year | **262,686** | | 262,686 | | 0 | |
| **Capital surplus:** | | | | | | |
| Balance at beginning of year | **155,903** | | 125,436 | | 30,467 | |
| Gains from disposition of treasury stock | **2** | | 22 | | -20 | |
| Issuance of common stock from Conversion of Convertible bonds | **-** | | 30,445 | | -30,445 | |
| Balance at end of year | **155,905** | | 155,903 | | 2 | |
| **Retained earnings (losses):** | | | | | | |
| Balance at beginning of year | **193,772** | | 131,195 | | 62,577 | |
| Net income (loss) | **119,349** | **119,349** | 73,801 | 73,801 | 45,548 | 45,548 |
| Cash dividend – common stock & preferred stock | **-15,110** | | -11,224 | | -3,886 | |
| Balance at end of year | **298,011** | | 193,772 | | 104,239 | |
| **Accumulated other comprehensive Income(loss):** | | | | | | |
| Balance at beginning of year | **51,752** | | - 45,126 | | 96,878 | |
| Net Unrealized (losses) gains on investment securities | | **-6,136** | | 62,374 | | -68,510 |
| Foreign Currency translation adjustments | | **13,903** | | 36,136 | | -22,233 |
| Net unrealized (losses)gains on derivatives | | **-4,294** | | -562 | | -3,732 |
| Minimum pension liability adjustment | | **-834** | | -1,070 | | 236 |
| Other comprehensive income (loss) - net of tax | **2,639** | **2,639** | 96,878 | 96,878 | -94,239 | -94,239 |
| Comprehensive income (loss) | | **121,988** | | 170,679 | | -48,691 |
| Adjustment for appliance of No.158 FSAS -net of tax | **-25,052** | | - | | -25,052 | |
| Balance at end of year | **29,339** | | 51,752 | | -22,413 | |
| **Cost of common stock in treasury:** | | | | | | |
| Balance at beginning of year | **-326** | | -142 | | -184 | |
| Treasury stock sold (repurchased) | **-161** | | -184 | | 23 | |
| Balance at end of year | **-487** | | -326 | | -161 | |

*These financial statements are based on US GAAP.

# Marubeni Corporation
# Consolidated Statements of Cash Flows
# ( Unaudited )

| | *Millions of yen* | | |
|---|---|---|---|
| | ***Year Ended March 31*** | | |
| | **2007** | **2006** | **Variance** |
| **Operating activities** | | | |
| Net income (loss) | ¥ **119,349** | ¥ 73,801 | ¥ **45,548** |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | | |
| Depreciation and amortization | **101,145** | 72,684 | **28,461** |
| Provision for doubtful accounts | **860** | 8,515 | **- 7,655** |
| Equity in (earnings) losses of affiliated companies- net | **- 19,022** | - 15,117 | **- 3,905** |
| (Gain) loss on investment securities | **- 12,983** | 3,418 | **- 16,401** |
| (Gain) loss on property and equipment | **18,951** | 21,292 | **- 2,341** |
| Deferred income taxes | **14,295** | 12,810 | **1,485** |
| Loss from Discontinued Operations (after income tax) | **-** | 6,364 | **- 6,364** |
| Changes in operating assets and liabilities: | | | |
| Notes and accounts receivable | **- 118,336** | - 45,810 | **- 72,526** |
| Inventories | **- 24,106** | 452 | **- 24,558** |
| Notes, acceptances and accounts payable | **59,308** | 31,670 | **27,638** |
| Other | **12,614** | - 36,671 | **49,285** |
| **Net cash provided by operating activities** | **152,075** | 133,408 | **18,667** |
| **Investing activities** | | | |
| Proceeds from sales and redemptions/expenditure for purchase of securities and other investments | **- 95,240** | - 30,567 | **- 64,673** |
| Proceeds from sales /expenditure for purchases of property and equipment | **- 43,546** | - 197,007 | **153,461** |
| Collection of loans receivable and loans made to customers | **3,639** | 33,793 | **- 30,154** |
| **Net cash provided (used) by investing activities** | **- 135,147** | - 193,781 | **58,634** |
| **Free Cash Flows** | **16,928** | - 60,373 | **77,301** |
| **Financing activities** | | | |
| Net decrease (increase) in short-term loans | **- 169,837** | 5,348 | **- 175,185** |
| Proceeds from/payment of long-term debt | **214,769** | - 40,250 | **255,019** |
| Cash dividend - common shares and preferred shares | **- 15,110** | - 11,224 | **- 3,886** |
| (Purchase) sale of treasury stock | **- 159** | - 168 | **9** |
| Other | **- 4,844** | 257 | **- 5,101** |
| **Net cash used (provided) in financing activities** | **24,819** | - 46,037 | **70,856** |
| Effect of exchange rate changes on cash and cash equivalents | **4,269** | 16,152 | **- 11,883** |
| Net increase (decrease) in cash and cash equivalents | **46,016** | - 90,258 | **136,274** |
| Cash and cash equivalents at beginning of period | **368,936** | 459,194 | **- 90,258** |
| Cash and cash equivalents at end of period | **414,952** | 368,936 | **46,016** |

(Note 1) These financial statements are based on US GAAP.
(Note 2) As of FY2006, Equity in earnings (losses) of affiliated companies is included within income before income taxes. Some of the figures for FY 2005 have been reclassified accordingly.

# Marubeni Corporation
## Basis of Consolidated Financial Statements

1. Subsidiaries and affiliated companies accounted for by equity method

(1) Number of subsidiaries and affiliated companies

| | March 31, 2007 | March 31, 2006 | Variance |
|---|---|---|---|
| Subsidiaries | 385 | 388 | -3 |
| Affiliated companies | 176 | 167 | 9 |
| Total | 561 | 555 | 6 |

(2) Major Group Firms

Subsidiaries

| | |
|---|---|
| Overseas<br>243 | Marubeni America Corporation<br>Marubeni Europe p.l.c.<br>Axia Power Holdings, B.V.<br>Marubeni International Finance p.l.c.<br>PT Tanjungenim Lestari Pulp & Paper |
| Domestic<br>142 | Marubeni Building Materials Co., Ltd.<br>Marubeni Real Estate Co., Ltd.<br>Marubeni Telecom Co., Ltd.<br>Marubeni Energy Corporation<br>Marubeni Nisshin Feed Co., Ltd. |

Affiliated companies

| | |
|---|---|
| Overseas<br>128 | Daishowa-Marubeni International Ltd.<br>Dampier Salt Limited |
| Domestic<br>48 | Marubeni-Itochu Steel Inc.<br>The Maruetsu, Inc.<br>Marubeni Construction Material Lease Co., Ltd<br>The Daiei, Inc. |

(3) Changes

Subsidiaries

| | |
|---|---|
| Newly included<br>35 | Higashi Ginza Printing and Publishing Co., Ltd.<br>Marubeni Energy Alternatives, Inc.<br>Others--- 33companies |
| Excluded | 38 companies |

Affiliated companies

| | |
|---|---|
| Newly included<br>23 | The Daiei, Inc.<br>Guangzhou Yishihong International Logistics Co., Ltd.<br>Others--- 21 companies |
| Excluded | 14 companies |

# Marubeni Corporation
# Basis of Consolidated Financial Statements

2. Matters Concerning Accounting Standards

(1) Standards for the preparation of consolidated financial statements

The consolidated financial statements of the Company are prepared in compliance with accounting standards generally acknowledged as fair and appropriate in the United States.

(2) Cash and cash equivalents

Cash and cash equivalents include time deposits, the original date of maturity of which will fall within three months, as well as securities with a repurchase agreement.

(3) Valuation standards and method of inventory

Inventory is valued based on the moving average method or at either the lower of cost or market value based on the individual method.

(4) Valuation standards and method of securities:

The No. 115 SFAS of the Financial Accounting Standards Board of the United States which is titled the "Accounting for Certain Investments in Debt and Equity Securities" are applied.

Securities to be held to maturity: Amortized cost method

Salable securities:

The market price method based on a market price on a closing date (the total amount of valuation gains or losses is processed through direct entry in capital, and the cost of sales is calculated based on the moving average method.)

(5) Depreciation/amortization method for fixed assets

Depreciation method for tangible fixed assets:

The declining balance method or the straight line method (mainly for buildings) is applied. The depreciable life is generally set at 2 to 50 years.

Amortization method for intangible fixed assets:

The straight line method (however, intangible fixed assets for which a useful life cannot be decided are not amortized, and an asset impairment test is conducted for them at least once a year in compliance with the No. 142 SFAS "Goodwill and Other Intangible Assets.")

Asset impairment of long-term assets:

With respect to long-term assets such as tangible fixed assets and intangible fixed assets to be amortized, when book value cannot be collected, or there is a change in the situation, we investigated asset impairment in compliance with the No. 144 SFAS "Accounting for the Impairment or Disposal of Long-Lived Assets." If a book value is larger than the estimated amount of future cash flows, we recognized asset impairment for an amount by which the book value exceeds a fair market value.

(6) Standards for setting up reserves

Bad debt reserve:

To prepare for bad debt losses arising from trade account receivables and loans, we booked the expected uncollectible amount for general receivables based on an actual bad debt ratio, and for specified receivables such as receivables and loans likely to become bad debt by examining the possibility of collection individually.

Retirement benefit reserve:

To prepare for retirement benefits for employees, a retirement benefit reserve is booked based on the fair value of the retirement benefit liability and pension assets at the end of this term, in compliance with the No. 87 SFAS "Employer's Accounting for Pensions" and the No.158 SFAS "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans". Past service liability is amortized using the straight line method based on the average remaining number of years of service of employees.

A portion of net actuarial loss that exceeds a corridor (10% of the retirement benefit liability or the fair market value of pension assets, whichever is larger) is amortized using the straight line method based on the average remaining number of years of service of employees as of the time the loss is incurred.

(7) Consumption tax, etc, is processed on a tax-exclusive basis.

(8) Goodwill

Goodwill is not amortized, and an asset impairment test is conducted for goodwill at least once a year in compliance with the No. 142 SFAS "Goodwill and Other Intangible Assets."

(9) Discontinued business

Based on the No. 144 SFAS "Accounting for the Impairment or Disposal of Long-Lived Assets.", the amount of losses incurred by businesses to be discontinued such as businesses

to be disposed of or sold is separately indicated, after taking the tax effect into account, as a "Loss on Discontinued Business (after corporation tax, etc.)" in the consolidated income statement.

(10) Change in Accounting Policy

Effective March 31, 2007, the Company and its consolidated subsidiaries adopted the No.158 SFAS "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans". As a result, net loss and past service liability for purposes pension actuarial calculation which were previously unrecognized are recognized on the consolidated balance sheet.

(11) Equity in earnings (losses) of affiliated companies

Effective March 31, 2007, equity in earnings (losses) of affiliated companies is included within income from continuing operations before taxes. Accordingly, some of the figures for FY2005 are reclassified in the consolidated income statement.

# Segment Information

## 1. Operating Segments

The Company's operating segments by which management evaluates performance and allocates resources are classified in terms of the nature of the products and services or areas. The segments, by products and services, are managed by the divisions of the Head Office. Overseas corporate subsidiaries and branches operate in the respective areas and are independent operating units.

Each reportable segment purchases, distributes and markets a wide variety of industrial and consumer goods including raw materials and equipment relating to a multitude of industries and, in addition, provides the related financing, insurance and other services to these operations primarily on a worldwide basis. The Company breaks its operating segments into 13 segments identified by product and service, in addition to its overseas corporate subsidiaries and branches.

The segment information for FY2006 and FY2005 are as shown hereafter.

◆ *FY2006 (April 1, 2006-March 31, 2007)*

*Millions of yen*

| | Agri-marine products | Textile | Forest Products & General merchandise | Chemicals | Energy |
|---|---|---|---|---|---|
| **Total volume of trading transactions** | | | | | |
| outside customers | 1,046,829 | 373,349 | 825,897 | 817,886 | 2,417,032 |
| internal transaction | 22,060 | 2,707 | 43,428 | 39,105 | 3,900 |
| total | 1,068,889 | 376,056 | 869,325 | 856,991 | 2,420,932 |
| **Gross trading profit** | 72,406 | 24,760 | 54,211 | 30,043 | 85,490 |
| **Operating profit (loss)** | 14,687 | 1,593 | 21,885 | 7,787 | 54,820 |
| **Equity in earnings (losses) of affiliated companies** | 2,296 | -2,302 | 1,128 | -167 | 779 |
| **Segment net income (loss)** | 10,055 | -2,424 | 9,588 | 1,417 | 31,618 |
| **Segment assets (as of March 31, 2007)** | 549,217 | 131,757 | 538,417 | 201,728 | 688,630 |

| | Metals & Mineral Resources | Transportation & Industrial | Power Projects | Plant, Ship & Infrastructure Projects | Information & Communication |
|---|---|---|---|---|---|
| **Total volume of trading transactions** | | | | | |
| outside customers | 933,143 | 607,249 | 272,751 | 677,979 | 222,349 |
| internal transaction | 60,194 | 66,602 | 151 | 640 | 3,159 |
| total | 993,337 | 673,851 | 272,902 | 678,619 | 225,508 |
| **Gross trading profit** | 18,216 | 55,545 | 27,610 | 17,706 | 28,057 |
| **Operating profit (loss)** | 10,338 | 13,647 | 11,597 | 2,095 | 1,853 |
| **Equity in earnings (losses) of affiliated companies** | 16,478 | 3,166 | 3,913 | 982 | -411 |
| **Segment net income (loss)** | 24,933 | 9,984 | 6,353 | 1,694 | 2,453 |
| **Segment assets (as of March 31, 2007)** | 279,991 | 310,352 | 391,009 | 342,779 | 116,524 |

| | Development & Construction | Finance Logistics & New Business | Iron & Steel Products | overseas corporate subsidiaries & branches | corporate & elimination etc. | consolidated |
|---|---|---|---|---|---|---|
| **Total volume of trading transactions** | | | | | | |
| outside customers | 167,202 | 39,704 | 783 | 985,444 | 167,346 | 9,554,943 |
| internal transaction | 469 | 6,142 | 28 | 345,052 | -593,637 | — |
| total | 167,671 | 45,846 | 811 | 1,330,496 | -426,291 | 9,554,943 |
| **Gross trading profit** | 31,472 | 9,902 | 811 | 84,172 | -9,230 | 531,171 |
| **Operating profit (loss)** | 15,049 | 708 | -682 | 13,629 | -3,986 | 165,020 |
| **Equity in earnings (losses) of affiliated companies** | 515 | 692 | 17,775 | 37 | -1 | 44,880 |
| **Segment net income (loss)** | 3,189 | 4,612 | 14,913 | 6,773 | -5,809 | 119,349 |
| **Segment assets (as of March 31, 2007)** | 265,617 | 118,501 | 101,606 | 413,443 | 423,733 | 4,873,304 |

◆ *FY2005 (April 1, 2005-March 31, 2006)*

*Millions of yen*

| | Agri-marine products | Textile | Forest Products & General merchandise | Chemicals | Energy |
|---|---|---|---|---|---|
| **Total volume of trading transactions** | | | | | |
| outside customers | 968,325 | 354,370 | 773,076 | 746,345 | 2,188,478 |
| internal transaction | 22,485 | 3,817 | 35,133 | 35,671 | 3,194 |
| total | 990,810 | 358,187 | 808,209 | 782,016 | 2,191,672 |
| **Gross trading profit** | 69,323 | 26,366 | 48,109 | 29,605 | 71,478 |
| **Operating profit (loss)** | 12,066 | 3,913 | 16,627 | 6,993 | 45,076 |
| **Equity in earnings (losses) of affiliated companies** | -9 | -1,874 | -416 | -322 | 722 |
| **Segment net income (loss)** | 5,790 | -1,622 | 359 | 3,738 | 26,654 |
| **Segment assets (as of March 31, 2006)** | 433,782 | 130,461 | 519,785 | 181,919 | 603,758 |

| | Metals & Mineral Resources | Transportation & Industrial | Power Projects | Plant, Ship & Infrastructure Projects | Information & Communication |
|---|---|---|---|---|---|
| **Total volume of trading transactions** | | | | | |
| outside customers | 686,579 | 632,950 | 246,525 | 710,284 | 226,778 |
| internal transaction | 45,412 | 64,516 | 639 | 1,548 | 2,417 |
| total | 731,991 | 697,466 | 247,164 | 711,832 | 229,195 |
| **Gross trading profit** | 24,392 | 58,129 | 24,080 | 16,835 | 27,020 |
| **Operating profit (loss)** | 15,167 | 15,327 | 7,248 | 2,045 | 348 |
| **Equity in earnings (losses) of affiliated companies** | 7,610 | 2,297 | 2,343 | 2,343 | -282 |
| **Segment net income (loss)** | 16,137 | 7,599 | 5,786 | 2,554 | 365 |
| **Segment assets (as of March 31, 2006)** | 265,141 | 289,936 | 405,386 | 274,510 | 115,575 |

| | Development & Construction | Finance Logistics & New Business | Iron & Steel Products | overseas corporate subsidiaries & branches | corporate & elimination etc. | consolidated |
|---|---|---|---|---|---|---|
| **Total volume of trading transactions** | | | | | | |
| outside customers | 162,838 | 18,667 | 869 | 834,944 | 135,504 | 8,686,532 |
| internal transaction | 447 | 7,101 | 33 | 313,875 | -536,288 | — |
| total | 163,285 | 25,768 | 902 | 1,148,819 | -400,784 | 8,686,532 |
| **Gross trading profit** | 27,643 | 7,064 | 902 | 79,934 | -8,856 | 502,024 |
| **Operating profit (loss)** | 11,878 | -134 | 126 | 14,095 | -7,527 | 143,248 |
| **Equity in earnings (losses) of affiliated companies** | 609 | 871 | 17,761 | 603 | -654 | 31,602 |
| **Segment net income (loss)** | 1,119 | 3,971 | 17,040 | 4,012 | -19,701 | 73,801 |
| **Segment assets (as of March 31, 2006)** | 299,669 | 97,031 | 86,075 | 449,213 | 434,831 | 4,587,072 |

(Note 1) Effective April 1, 2006, the figures of each operating segment are shown based on US GAAP. Until then, the figures of each segments were shown according to Japanese accounting practice, and therefore the difference between the two standards for the FY2005 is included in *Corporate& elimination*.

(Note 2) Inter-segment transactions are generally priced in accordance with the prevailing market prices.

(Note 3) Effective April 1, 2006, the segments of *Transportation machinery, Industrial machinery & Information business and Plant, Power & Infrastructure* have been reorganized as *Transportation & Industrial Machinery, Power Projects, Plant, Ship & Infrastructure Projects, and Information & Communication.* Furthermore,*Domestic Branches & Offices* have been incorporated into *Corporate & elimination* due to its significance. Accordingly, the above segment information has been restated.

# Segment Information (FY 2006)

◆ *FY2006 (April 1, 2006-Marcn 31, 2007)*

*Millions of yen*

| | Japan | North America | Europe | Asia/Oceania | Other | Eliminations | Consolidated |
|---|---|---|---|---|---|---|---|
| · **Total volume of trading transactions** | | | | | | | |
| Outside customers | 7,127,528 | 1,091,128 | 420,453 | 700,662 | 215,172 | — | 9,554,943 |
| Internal transaction | 1,227,871 | 290,290 | 23,860 | 181,041 | 10,533 | -1,733,595 | — |
| total | 8,355,399 | 1,381,418 | 444,313 | 881,703 | 225,705 | -1,733,595 | 9,554,943 |
| **Segment operating profit(loss)** | 63,618 | 42,182 | 17,526 | 33,040 | 11,225 | -2,571 | 165,020 |
| **Segment assets** | 2,089,159 | 496,019 | 227,629 | 507,229 | 140,014 | -204,929 | 3,255,121 |
| **Other assets** | | | | | | | 1,618,183 |
| **Total assets** | | | | | | | 4,873,304 |

◆ *FY2005 (April 1, 2005-March 31, 2006)*

*Millions of yen*

| | Japan | North America | Europe | Asia/Oceania | Other | Eliminations | Consolidated |
|---|---|---|---|---|---|---|---|
| · **Total volume of trading transactions** | | | | | | | |
| Outside customers | 6,646,116 | 914,247 | 420,351 | 491,577 | 214,241 | — | 8,686,532 |
| Internal transaction | 1,790,264 | 247,413 | 22,282 | 173,933 | 10,015 | -2,243,907 | — |
| total | 8,436,380 | 1,161,660 | 442,633 | 665,510 | 224,256 | -2,243,907 | 8,686,532 |
| **Segment operating profit(loss)** | 52,502 | 31,626 | 18,782 | 31,833 | 10,796 | -2,291 | 143,248 |
| **Segment assets** | 2,048,882 | 536,835 | 205,461 | 443,796 | 98,118 | -171,676 | 3,161,416 |
| **Other assets** | | | | | | | 1,425,656 |
| **Total assets** | | | | | | | 4,587,072 |

(Note 1) Countries and regions are categorized by geographical classification.

(Note 2) Major countries or areas that belong to each category:.

1. North America ······USA, Canada
2. Europe ············UK, Belgium
3. Asia, Oceania ·······Singapore, China
4. Other ·············Central and South America, Africa

(Note 3) Other assets which are not included in the segments are mainly cash and deposit marketable securities, and investment securities.

Internal transactions are generally priced in accordance with the prevailing market prices.

(Note 4) For Japanese investors' convenience, Total volume of trading transactions and Segment operating profit(loss) are shown according to Japanese accounting practice.

# Marubeni Corporation

## Earnings/Loss per Share of Common Stock

The following table sets forth the computation of basic and diluted earnings/loss per share:

| | Millions of yen | | | |
|---|---|---|---|---|
| | Year ended March 31 | | | |
| | | 2007 | | 2006 |
| **Numerator:** | | | | |
| **Net income (loss)** | ¥ | **119,349** | ¥ | 73,801 |
| Amount which does not belong to ordinary shares – dividend for preferred shares | | **-605** | | -1,510 |
| Net income available for common shareholders – Numerator for basic earnings (loss) per share | | **118,744** | | 72,291 |
| Effect of dilutive securities: | | | | |
| Convertible debentures | | - | | 168 |
| Dividend for preferred shares | | **605** | | 1,510 |
| Numerator for diluted earnings (loss) per share | ¥ | **119,349** | ¥ | 73,969 |
| **Denominator:** | Number of shares | | | |
| Denominator for basic earnings (loss) per share | | **1,639,894,708** | | **1,495,360,142** |
| Effect of dilutive securities: | | | | |
| Convertible debentures | | - | | 117,229,592 |
| Preferred shares | | **93,675,076** | | 215,714,286 |
| Denominator for diluted earnings per share | | **1,733,569,784** | | 1,828,304,020 |
| | Yen | | | |
| Basic earnings per share | ¥ | **72.41** | ¥ | 48.34 |
| Diluted earnings per share | ¥ | **68.85** | ¥ | 40.46 |

The convertible debenture #8 issued in November 1996 has dilution effect for FY2005, and Class I Preferred Stock issued in December 2003 for FY2006 and FY2005.

# Marubeni Corporation
# Consolidated Companies

**1. Number of consolidated companies**

| | | March 31 2007 | Established Bought | Liquidated Divestiture | March 31 2006 | Variance |
|---|---|---|---|---|---|---|
| Subsidiaries | Domestic | 142 | 6 | -11 | 147 | -5 |
| | Overseas | 243 | 29 | -27 | 241 | +2 |
| | Total | 385 | 35 | -38 | 388 | -3 |
| Affiliated companies | Domestic | 48 | 3 | -4 | 49 | -1 |
| | Overseas | 128 | 20 | -10 | 118 | +10 |
| | Total | 176 | 23 | -14 | 167 | +9 |
| | Domestic | 190 | 9 | -15 | 196 | -6 |
| | Overseas | 371 | 49 | -37 | 359 | +12 |
| | Total | 561 | 58 | -52 | 555 | +6 |

**2. Major companies that have been newly included during this term:**

| Company name | Capital | | Marubeni Group's equity portion | Type of business |
|---|---|---|---|---|
| The Daiei, Inc. | JPY | 56,517 mil | 29.44% | Retail |
| Higashi Ginza Printing and Publishing Co., Ltd. | JPY | 120 mil | 71.63% | Planning, design, production and printing of advertisements catalogs and other printed media |
| Marubeni Rail Transport Inc. | USD | 36.88mil | 100.00% | Freight railcar operating lease |
| Marubeni Energy Alternatives, Inc. | USD | 36.529mil | 100.00% | Development and investment for new technology and renewable energy business in the U.S. |
| B-QUICK Co., Ltd. | THB | 40mil | 90.00% | Sales of car-related items |

**3. Major companies that have been excluded during this term:**

| Company name | Reasons of exclusion | Marubeni Group's equity portion | Type of business |
|---|---|---|---|
| Nasu resort Corporation | Sold | 70.00% | Operation of leisure facilities |
| Qatar LNG Investment Co., Ltd. | Liquidated | 50.00% | Investment vehicle for financing |
| Carlisle Leasing International , LLC | Sold | 100.00% | Lease of freezing and refrigerated containers for sea transport |
| Shanghai Asahi Erectronic Glass Co.,Ltd | Sold | 25.00% | Produce and distribution of glass bulb for braun tube |
| Nissan Norge A.S. | Liquidated | 100.00% | Wholesale of automobiles |

**Profit-making/loss-making consolidated companies**

(Unit: billions of yen)

| | | March 31, 2007 | | | March 31, 2006 | | | Variance | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | Domestic | Overseas | Total | Domestic | Overseas | Total | Domestic | Overseas | Total |
| Profit-making companies | No. of companies | 147 | 302 | 449 | 147 | 286 | 433 | 0 | 16 | 16 |
| | Surplus amount | 44.0 | 98.5 | 142.5 | 38.0 | 83.0 | 120.9 | 6.0 | 15.6 | 21.6 |
| Loss-making companies | No. of companies | 43 | 69 | 112 | 49 | 73 | 122 | -6 | -4 | -10 |
| | Deficit amount | -12.8 | -14.0 | -26.8 | -10.6 | -30.9 | -41.5 | -2.2 | 16.9 | 14.7 |
| Total | No. of companies | 190 | 371 | 561 | 196 | 359 | 555 | -6 | 12 | 6 |
| | Net profit/loss | 31.2 | 84.5 | 115.7 | 27.3 | 52.1 | 79.4 | 3.9 | 32.4 | 36.3 |
| Surplus company ratio | | 77.4% | 81.4% | 80.0% | 75.0% | 79.7% | 78.0% | +2.4 points | +1.7 points | +2.0 points |

(Note) Surplus/Deficit amount is based on equity method

*Intentional Blank*

Please note that (i) this translation does not fully reflect the contents of the Notice of the Resolution of the 83rd Ordinary General Meeting of Shareholders but is a translated summary thereof for explanatory purposes only and that (ii) this translation is not the official document pursuant to the Corporate Law of Japan.

June 22, 2007

To our shareholders:

## Notice of Resolution of the 83rd Ordinary General Meeting of Shareholders

This is to inform you that at the 83rd Ordinary General Meeting of Shareholders held today the following were duly reported and resolved.

**Matters to Report**

1. Business Report, Consolidated Accounting Documents and the Audit Reports of Accounting Auditors and Board of Corporate Auditors for Consolidated Accounting Documents for the 83rd Business Year (from April 1, 2006 to March 31, 2007)

The above Business Report, Consolidated Accounting Documents and the Audit Reports for them were duly reported.

2. Accounting Documents for the 83rd Business Year (from April 1, 2006 to March 31, 2007)

The above Accounting Documents were duly reported.

**Matters for Resolution**

1. To amend certain parts of the Articles of Incorporation
   This resolution was approved as proposed.
2. To elect 13 Directors due to the expiration of the terms of office of all 12 incumbent Directors
   This resolution was approved as proposed. Messrs. Tohru Tsuji, Nobuo Katsumata, Kazuhiko Sakamoto, Akira Matsuda, Kazuo Ogawa, Teruo Asada, Mamoru Sekiyama, Masaru Funai, Koichi Mochizuki, Masao Fujii and Takaji Kunimatsu were re-elected and Messrs. Tetsuro Sakamoto and Norihiro Shimizu were newly elected.
   Messrs. Masao Fujii and Takaji Kunimatsu shall be the outside Directors.
3. To elect 4 Corporate Auditors due to the expiration of the terms of office of all 4 incumbent Corporate Auditors
   This resolution was approved as proposed. Messrs. Susumu Watanabe, Kazuto Baba and Osamu Kita were re-elected and Mr. Masanori Sasaki was newly elected.
   Messrs. Kazuto Baba and Osamu Kita shall be the outside Corporate Auditors.
4. To elect 1 alternate Corporate Auditor
   This resolution was approved as proposed. Mr. Teruo Suzuki was re-elected. Mr. Teruo Suzuki shall meet the requirements for the outside Corporate Auditor.

5. To grant retirement remuneration to the retiring Director and the retiring Corporate Auditor and to pay final retirement remuneration upon abolition of the retirement remuneration plan
   This resolution was approved as proposed so that retirement remuneration be granted to the retiring Director, Mr. Ko Mori, and the retiring Corporate Auditor, Yuji Kato in accordance with the Corporation's established standards and within a reasonable amount, the determination of the actual amount, timing and manner of granting of such remuneration shall be left to the discretion of the Board of Directors in the case of the retiring Director, and to the discretion of the Corporate Auditors consulting together in the case of the retiring Corporate Auditor, and so that, upon abolition of the retirement remuneration plan, final retirement remuneration be paid to Messrs. Tohru Tsuji, Nobuo Katsumata, Kazuhiko Sakamoto, Akira Matsuda, Kazuo Ogawa, Teruo Asada, Mamoru Sekiyama, Masaru Funai and Koichi Mochizuki from among the incumbent Directors, and to Mr. Susumu Watanabe from among the incumbent Corporate Auditors, in accordance with the Corporation's established standards for their service up until the close of this General Meeting of Shareholders, the determination of the actual amount, timing and manner of granting of such remuneration shall be left to the discretion of the Board of Directors in the case of the Directors, and to the discretion of the Corporate Auditors consulting together in the case of the Corporate Auditor.

6. To amend the remuneration of the Directors and Corporate Auditors
   This resolution was approved as proposed so that the remuneration amounts be changed to "no more than ¥85,000,000 per month (of which no more than ¥2,500,000 for outside Directors)" for Directors and to "no more than ¥10,000,000 per month" for Corporate Auditors.

Very truly yours,

Marubeni Corporation
4-2, Ohtemachi 1-chome, Chiyoda-ku, Tokyo
Nobuo Katsumata

Representative Director
President and CEO, Member of the Board

# Financial Results for FY2006 and Prospects for FY2007 (US GAAP Basis)

(Unit billions of yen)

| Operating Results | FY2006 Results | FY2005 Results (*2) | FY05/06 Variance | Variance in % | Prospects for FY2007 | Variance from FY2006 Results |
|---|---|---|---|---|---|---|
| Total volume of trading transactions (*1) | 9,554 9 | 8,686.5 | 868 4 | 10% | 10,500 0 | 945.1 |
| **Gross trading profit** | 531 2 | 502 0 | 29.1 | 6% | 570 0 | 38 8 |
| Selling, general and administrative expenses | -365 3 | -350 3 | -15 0 | - | -388 0 | -22.7 |
| Provision for doubtful accounts | -0 9 | -8 5 | 7 7 | - | -2 0 | -1.1 |
| **Operating profit (*1)** | 165.0 | 143.2 | 21.8 | 15% | 180 0 | 15.0 |
| Interest expense, net of interest income | -32.7 | -24.1 | -8 6 | - | -44.0 | -11.3 |
| Dividend received | 20 7 | 12 1 | 8 6 | - | 15 0 | -5 7 |
| Gain (loss) on investment securities | 13 0 | -3 4 | 16 4 | - | } 5 0 | } 9.1 |
| Gain (loss) on property and equipment | -19 0 | -21.3 | 2.3 | - | | |
| Other-net | 1.9 | -5.0 | 6 9 | - | | |
| Equity in earnings (losses) of affiliated companies (*2) | 44 9 | 31.6 | 13.3 | - | 59.0 | 14.1 |
| **Income (loss) from continuing operations before income taxes** | 193.8 | 133 1 | 60 8 | 46% | 215 0 | 21.2 |
| Provision (benefit) for income taxes | -68 2 | -47 5 | -20 7 | - | -74 0 | -5 8 |
| Minority interests in consolidated subsidiaries | -6.3 | -5 4 | -0 8 | - | -6 0 | 0.3 |
| Net income (loss) from continuing operations | 119.3 | 80.2 | 39 2 | 49% | 135 0 | 15.7 |
| Loss from Discontinued Operations (after income tax) | - | -6 4 | 6 4 | - | - | - |
| **Net income (loss)** | 119 3 | 73 8 | 45 5 | 62% | 135.0 | 15 7 |

(*1) For Japanese investors' convenience, Total volume of trading transactions and Operating profit are shown according to Japanese accounting practice

(*2) As of FY 2006, Equity in earnings (losses) of affiliated companies are included within income before income taxes
Some of the figures for FY2005 have been reclassified accordingly

| | FY2006 Results | FY2005 Results | FY05/06 Variance | Variance in % | Prospects for FY2007 | Variance from FY2006 Results |
|---|---|---|---|---|---|---|
| **Revenue (*3)** | 3,658 9 | 3,139 8 | 519.0 | 17% | | |
| **Adjusted operating profit (*4)** | 165 9 | 151 8 | 14 1 | 9% | 182 0 | 16 1 |
| **Core earnings (*5)** | 234 8 | 195 4 | 39 4 | 20% | 256 0 | 21 2 |

(*3) Revenue is presented in accordance with FASB Emerging Issue Task Force (EITF) 99-19

(*4) Adjusted operating profit = Gross trading profit - SGA expenses (excluding restructuring costs)

(*5) Core earnings = Adjusted operating profit + Dividend income + Equity in earnings of affiliated companies (excluding restructuring costs)

(Unit billions of yen)

| Financial Condition | March 31, 2007 | March 31, 2006 | 2006/2007 Variance |
|---|---|---|---|
| Total assets | 4,873 3 | 4,587 1 | 286 2 |
| (Current assets) | (2,502 6) | (2,168 6) | (334 0) |
| (Fixed assets) | (2,370 7) | (2,418 5) | (-47 7) |
| Shareholders' equity | 745 5 | 663 8 | 81 7 |
| Interest-bearing debt | 2,278 4 | 2,267 0 | 11 4 |
| Net interest-bearing debt | 1,843 4 | 1,876 4 | -32 9 |
| D/E ratio (*6) | 2 47 x | 2 83 x | -0 36 points |

(*6) D/E ratio is calculated based on net interest-bearing debt

(Unit billions of yen)

| Cash Flow | FY2006 Results | FY2005 Results |
|---|---|---|
| Cash flow from operating activities | 152 1 | 133 4 |
| Cash flow from investing activities | -135 1 | -193 8 |
| Free Cash Flows | 16 9 | -60 4 |
| Cash flow from financing activities | 24 8 | -46 0 |
| Effect of exchange rate changes | 4 3 | 16 2 |
| Changes in cash and cash equivalents | 46 0 | -90 3 |

| Increase/Decrease in the Surplus/Deficit of Consolidated Companies | FY2006 Results | FY2005 Results | Variance |
|---|---|---|---|
| No of profit making companies | 449 | 433 | 16 |
| Surplus amount | 142.5 | 120.9 | 21 6 |
| No of loss making companies | 112 | 122 | -10 |
| Deficit amount | -26.8 | -41.5 | 14.7 |
| No of companies, total | 561 | 555 | 6 |
| Net Income (loss) | 115 7 | 79 4 | 36 3 |
| Ratio of profit making companies | 80 0% | 78.0% | +2.0 pts |

## *Major Financial Indicators and Financial Yearly Prospects*

| *Major Financial Indicators* | FY2006 | FY2005 | Variance | *Assumptions for the yearly prospects* FY2007 |
|---|---|---|---|---|
| 1) Foreign Exchange Rate (YEN/USD) | 117 02 | 113 31 | (Yen down by 3 71 yen) | 115 |
| 2) JPY TIBOR(%) | 0 431 | 0 093 | (up by 0 338%) | 0 800 |
| USD LIBOR(%) | 5 347 | 4 041 | (up by 1 306%) | 5 400 |
| 3) Oil (USD/Barrel) *North Sea Brent | 66 | 55 | (up by USD11/Barrel) | 55 |
| Copper (USD/MT) *LME | 6,731 | 3,684 | (up by USD3,047/MT) | 6,000 |

## *Outline of Financial Results for FY2006*

***Highlights of FY2006 Financial Results***

- **Net income resulted above 100 billion yen for the first time, amounting to *119.3 billion yen*. This is a record high for the forth consecutive year with *45.5 billion yen (62%)* increase from the previous fiscal year's result of *73.8 billion yen*. The first year of "G" PLAN can be discribed as highly satisfactory. Gross trading profit for the term increased to *531.2 billion yen*, which is *29.1 billion yen(6%)* higher than the previous year, and income before taxes amounted to *193.8 billion yen* with an increase by *60.8 billion yen (46%)* year on year.**
- **Adjusted operating profit increased by *14.1 billion yen (9%)* to *165.9 billion yen*, and core earnings rose by *39.4 billion yen (20%)* to *234.8 billion yen*, both renewing our records.**
- **Shareholders' equity amounted to *745.5 billion yen*, increased by *81.7 billion yen* from the previous fiscal year-end. This increase is due to the buildup of net income for the period, despite the posting of additional adjustment amount for employees' retirement benefit *(-25.9 billion yen)* caused by application of a new accounting standard.**
- **Net interest-bearing debt at the end of the term was *1,843.4 billion yen*. The D/E ratio was *2.47 times* with an improvement of *0.36 points* from the previous fiscal year-end.**
- **Annual dividend per share for FY2006 is scheduled to be *10 yen*, increased by *3 yen* from the previous year. This alteration is due to the profit amounting to *119.3 billion yen*.**

***Main Items***

1) **Total volume of trading transactions ... 9,554.9 billion yen**
Total trading transactions increased by 868 4 billion yen year on year. By segment, growth was recorded in Metals & Mineral Resources (+261.3), Energy (+229 3), and Overseas Corporate Subsidiaries & Branches (+181 7)
The impact of weaker yen resulted in an increase in revenue by approximately 190 0 billion yen

2) **Gross trading profit ... 531.2 billion yen**
Year-on-year growth was 29 1billion yen. See below chart for segmental figures

3) **Selling, general, and administrative expenses ... -365.3 billion yen**
Year-on-year increase in this item was 15 0 billion yen, owing mainly to personnel expenses

4) **Provision for doubtful accounts ... -0.9 billion yen**
Posting of provisions for overseas bad debt in the previous year caused this year's improvement by 7.7 billion yen

5) **Interest expense, net of interest income ... -32.7 billion yen**
Year on year increase by 8 6 billion yen was mainly due to rising US dollar interest rates along with the impacts of new investments

6) **Dividend received ... 20.7 billion yen**
Increase mainly in Energy by 8 6 billion yen

7) **Gain (Loss) on investment securities ... 13.0 billion yen**
- Gain (Loss) on sales of investment securities 24 1 billion yen (+ 9 6 billion yen year-on-year)
- Valuation loss on investment securities -11.1 billion yen (+ 6.8 billion yen year-on-year)

This item improved by 16 4 billion yen due to sales of Daiei shares as well as decrease in appraisal loss compared with the previous year, despite an appraisal loss on investment regarding electoronic materials

8) **Gain (Loss) on property and equipment ... -19.0 billion yen**
- Gain on sale of property and equipment 2 6 billion yen (+1 0 billion yen year-on year)
- Loss on sale /Valuation loss of property and equipment -21 6 billion yen (+1 3 billion yen year-on-year)

The net loss was reduced by 2 3 billion yen compared with the previous year, notwithstanding an appraisal loss of -6 1 billion yen on a golf course-related facility

9) **Other-net ... 1.9 billion yen**
This item improved by 6 9 billion yen year-on-year, because an extraordinary loss was posted in the previous year due to a project withdrawal

10) **Equity in earnings (losses) of affiliated companies ... 44.9 billion yen**
This item increased by 13 3 billion yen year-on-year Main items are provided below
Marubeni-Itochu Steel Inc 16 8 billion yen (+0 9 billion yen year-on-year)
Nippon LP Resources 14 8 billion yen (+7 7 billion yen year-on-year)

(Unit billions of yen)

| Operating Segments | Gross trading profit FY2006 | Gross trading profit FY2005 | Gross trading profit Variance | Net income (loss) FY2006 | Net income (loss) FY2005 | Net income (loss) Variance | Main reasons for increase/decrease |
|---|---|---|---|---|---|---|---|
| Agri-Marine Products | 72 4 | 69 3 | 3 1 | 10 1 | 5 8 | 4 3 | In addition to an increase of gross trading profit mainly in foodstuffs and beverages, gains on sales of Daiei shares and an increase of equity in earnings of affiliates drove up the net income |
| Textile | 24 8 | 26 4 | -1 6 | -2 4 | -1 6 | -0 8 | Both gross trading profit and net income declined due to restructuring |
| Forest Products & General Merchandise | 54 2 | 48 1 | 6 1 | 9 6 | 0 4 | 9 2 | Sharp increase in net income for FY2006 was due to rise in gross trading profit from consolidation of Musi Pulp project, also due to withdrawal loss on leisure-related business posted in the previous year |
| Chemicals | 30 0 | 29 6 | 0 4 | 1 4 | 3 7 | -2 3 | Gross trading profit increased mainly in electronic materials Meanwhile net income declined due to appraisal loss on the investment in electronic material related business |
| Energy | 85 5 | 71.5 | 14 0 | 31 6 | 26 7 | 5 0 | Sharp increase in gross trading profit mainly from concessions in natural resources fields supported a significant increase in net income for the period |
| Metals & Mineral Resources | 18 2 | 24 4 | -6 2 | 24 9 | 16 1 | 8 8 | [illegible] |
| Transportation & Industrial Machinery | 55 5 | 58 1 | -2 6 | 10 0 | 7 6 | 2 4 | [illegible] |
| Power Projects | 27 6 | 24 1 | 3 5 | 6 4 | 5 8 | 0 6 | Gross trading profit increased mainly in overseas EPC projects and overseas subsidiaries, as well as higher equity in earnings increased net income for the period |
| Plant Ship & Infrastructure Projects | 17.7 | 16 8 | 0 9 | 1.7 | 2 6 | -0 9 | Although the cement plant project in the Middle East and natural resource-related project in South America contributed to gross trading profit for the period net income declined due to decrease in equity in earnings from Central American projects |
| Information & Communication | 28 1 | 27 0 | 1 0 | 2 5 | 0 4 | 2 1 | Gross trading profit increased mainly in domestic subsidiaries, and in addition, profit from sales of broadcasting-related investments and the previous year's valuation loss from optical transmission device-related investments contributed to rise in net profit |
| Development & Construction | 31 5 | 27 6 | 3 8 | 3 2 | 1 1 | 2.1 | Gross trading profit significantly increased through buoyant sales of domestic condominiums and houses. Likewise net income for the period showed significant increase |
| Finance, Logistics & New Business | 9 9 | 7 1 | 2 8 | 4 6 | 4 0 | 0 6 | Net income increased as a result of an increase in gross trading profit mainly in domestic subsidiaries in step with increased income from fund operations |
| Iron & Steel Strategies and Coordination | 0 8 | 0 9 | -0 1 | 14 9 | 17 0 | -2 1 | Net income for the period dropped due to rise in taxes |
| Overseas corporate subsidiaries & branches | 84 2 | 79 9 | 4 2 | 6 8 | 4 0 | 2 8 | Rise in gross trading profit along with an impairment loss on goodwill posted during the previous year contributed to improvement in net income |
| Corporate & elimination | -9 2 | -8 9 | -0 4 | -5 8 | -19 7 | 13 9 | ——— |
| Consolidated | 531 2 | 502 0 | 29 1 | 119 3 | 73 8 | 45.5 | |

(Note1) Effective April 1, 2006, the figures of each operating segment are shown based on US GAAP Until then, the figures of each segment were shown according to Japanese accounting practice, and therefore the difference between the two standards for FY 2005 is included as "corporate & elimination".

(Note2) Effective April 1, 2006, the segments of *Transportation Machinery*, *Industrial Machinery & Information Business*, and *Plant, Power & Infrastructure Projects* have been reorganized as *Transportation & Industrial Machinery*, *Power Projects*, *Plant, Ship & Infrastructure Projects*, and *Information & Communication* Furthermore, *Domestic Branches & Offices* have been incorporated into *Corporate & elimination* due to its significance Accordingly, the above segment information has been restated

## *Outline of FY2007 Prospects*

- **In FY2007 - the completion phase of "G" PLAN, putting emphasis on balancing 'offensive' and 'defensive' actions, Marubeni is expected to hit a new high in net income with a prospect of 135.0 billion yen which is 15.7 billion yen (13%) higher than that of FY2006.**
- **New investments totaling approximately 300.0 billion yen have been carried out during FY2006 to meet "G" PLAN two-year-target of 500.0-600.0 billion yen. Pursing more leap forward, new investments of 250.0 to 300.0 billion yen into the strategic fields are expected to be carried out in FY2007 accordingly.**
- **Annual dividend per share for FY2007 is scheduled to be 12 yen.**

# Presentation: Financial Results for FY2006

May 9, 2007

At Tokyo Headquarters, Marubeni Corporation

# Ⅰ.Financial Results for FY 2006 and the Roundup of "G"PLAN

# 1. Net Income



Yearly
Pros. at the start of fiscal year
(billions of yen)
140
120
100
80
60
40
20
0
✓ Substantial increase in net income by 62% (y-on-y basis).
✓Net income increase in five consecutive years
✓Post record net income in four consecutive years
✓ Record high above 100.0 bn yen for the first time.
Overall deficit due to restructuring
-116.4
30.3
34.6
41.2
73.8
119.3
+45.5 bn yen
62% up
Pros. at the start 30.0
Pros. at the start 33.0
Pros. at the start 37.0
Pros. at the start 60.0
"G" PLAN initial target 100.0
FY2001
"A" PLAN
FY2003
"V"PLAN
FY2004
FY2005
"G"PLAN
<Dividends per share> JPY 0.0
JPY 3.0
JPY 3.0
JPY 4.0
JPY 7.0
(interim dividend JPY 2.0 inclusive)
JPY 10.0(planned)
(interim JPY 3.5)

# 2. Adjusted Operating Profit* & Core Earnings **

Marubeni CORPORATION

*Adjusted operating profit = Gross trading profit – SGA expenses (excluding restructuring costs)

**Core earnings = Adjusted operating profit + Dividend income ± Equity in earnings of affiliated companies (excluding restructuring costs)



(billions of yen)
Adjusted Operating Profit
Core Earnings
250
200
150
100
50
0
47.2
56.1
81.1
101.3
80.2
103.0
95.0
129.7
151.8
195.4
165.9
234.8
4.1bil
% up
+ 39.4bil
20% up
FY2001
FY2003
FY2004
FY2005
FY2006
"A" PLAN
"V"PLAN
"G"PLAN


✓Adjusted Operating Profit and Core Earnings record the best gains in two consecutive years.

✓Adjusted Operating Profit, substantial increase in three consecutive years / Core Earnings, in five consecutive years .

✓Sustainable growth due to investment effect and replacement with prime assets

# 3. Total assets and ROA

Marubeni CORPORATION



"A" PLAN
V"PLAN
G"PLAN
Total assets
ROA
(billions of yen)
✓Increasing assets due to aggressive new investments
✓Steady improvement of ROA
5,500
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
4.00%
3.00%
2.00%
1.00%
0.00%
Mar.02
Mar.03
Mar.04
Mar.05
Mar.06
Mar.07

# 4. Business Portfolio & Earnings Structure

Marubeni CORPORATION

## Net Imcome



13%
Consumer Products
Finance, Logistics&N business
Development & Construction
Marine Products
Energy
Non-resources
JPY68.6bn
Resources
JPY56.6bn
FY 2006
JPY 119.3bn
47%
Resources
22%
Materials
Chemicals
Forest Products & General Merchandise
Plant,ships & Infrastructure Machinery
Metals & Mineral Resources
Transportation & Industrial
17%
Machinery


Note)Textile is omitted (-2%)

Note)Corporate & elimination and others are omitted (-5%)



Consumer Products
13%
Resources
JPY42.8bn
Materials
29%
FY 2005
JPY73.8bn
58%
Resources
Non-Resources
JPY50.7bn
22%


**Better-balanced Earnings Strusture**

Note)Corporate & elimination and others are omitted (-22%)

## Total Assets



Consumer Products
22%
Resources
24%
FY 2006
JPY4,873.3bn
26%
Materials
19%


## Core Earnings



Consumer Products
15%
40%
Resources
FY 2006
JPY234.8bn
21%
Materials
17%
Machinery

# 5. Shareholders' Equity & Net D/E Ratio

Marubeni CORPORATION

- ✓The preferred stocks (JPY75.5bn) have completely converted to the common stocks.
- ✓Quality of shareholders' equity has improved along with enhancing financial strength



"A" PLAN
"V"PLAN
"G"PLAN
(billions of yen)
800
700
600
500
400
300
200
100
0
10.3times
8.7times
5.01tim
4.12t
2.4
es
Net D/E ratio
Shareholders' equity
(▭ : Preferred stock)
263.9
260.1
393.0
443.2
663.8
745.5


| | Mar.02 | Mar.03 | Mar.04 | Mar.05 | Mar.06 | Mar.07 |
|---|---|---|---|---|---|---|
| Shareholders' Equity (Y bn) | 263.9 | 260.1 | 393.0 | 443.2 | 663.8 | 745.5 |
| Net Interest-bearing debt (Y bn) | 2,712.9 | 2,264.1 | 1,969.3 | 1,823.9 | 1,876.4 | 1,843.4 |
| Net D/E ratio | 10.3times | 8.7times | 5.01times | 4.12times | 2.83times | 2.47times |

# 6. Shareholders' Equity & Net Risk Assets



"A" PLAN
"V"PLAN
"G"PLAN
(billions of yen)
800
700
600
500
400
300
200
100
0
25%
20%
15%
10%
5%
0%
652.7
645.9
625.6
584.7
572.6
745.5
260.1
12.9%
7.0%
5.5%
4.7%
Net Risk Asset
Shareholders' Equity


| | Mar. 02 | Mar. 03 | Mar. 04 | Mar. 05 | Mar. 06 | Mar. 07 |
|---|---|---|---|---|---|---|
| Shareholders' equity (Y bn) (1) | 263.9 | 260.1 | 393.0 | 443.2 | 663.8 | 745.5 |
| Net risk asset (Y bn) (2) | 652.7 | 645.9 | 625.6 | 584.7 | 572.6 | 642.5 |
| (1)-(2) | -388.8 | -385.8 | -232.6 | -141.5 | 91.2 | 103.0 |
| Risk-Return | - | 4.7% | 5.5% | 7.0% | 12.9% | 18.6% |

# 7. New Investments in FY 2006

Marubeni CORPORATION

(JPY bn)

| Strategic Fields | | FY2006 (Results) amount | FY2006 (Results) main projects | FY2007 total (prospects) |
|---|---|---|---|---|
| Fields to strengthen our competetitive foundations | Energy& Resources | 110 | Uranium Project in Kazakhstan<br>LNG *Qatar/Equatorial Guinea | 250 ~ 300 |
| | Overseas IPP | | Mirant / Sithe Korea | |
| Fields to further expand and develop our solid profit bases | Foods&Agri -Marine Products | 160 | ・Daiei *Supermarket in Japan<br>・Acquisition of AEON's stock | |
| | Pulp, Paper &Chemicals | | ・Long Chen Paper *Paper manufacturer in China<br>・AMCEL *Plantation and production of wood chips in Brazil<br>・IRH *Paper distribution company in US | |
| | Machinery &Plant | | ・Financing for Petoroleo de Venezuela S.A.(PDVSA)<br>・Aguas Decima *Water business in Chile<br>・Ship related business | |
| Fields to aggressively challenge in promising markets | Healthcare | 30 | | |
| | Financial Services | | Fund Investment<br>Automobile retail finance *US/Leasing company *US | |
| | Environmental Business | | DG Energy Solutions *US | |
| | Others | | Development of Condominium,<br>Fund investment etc. | |
| Total | | Approx. 300 | | |

*The amouts are rounded to the JPY 10 billon.

*Result in FY 2006 is including the project, actual cash disbursement of which will occur in FY 2007, such as "Mirant", IPP project in Philippines.

# 8. The Roundup of "G"PLAN

Marubeni CORPORATION

## Profitability

**Consolidated Profit After Taxes**

**220 billion yen**
Total for 2 years

FY 2006
JPY119.3bn
Achievement of over half

**Risk Return**

**10% +**

FY 2006 18.6%

**ROA**

**2% +**

FY 2006
2.52%

## Stability

**Shareholders' Equity**

**820 billion yen**

FY 2006
745.5 billion yen

**Risk Assets**

approximately
**750 billion yen**

FY 2006
642.5 billon yen

**Consolidated Net D/E Ratio**

**2.0 s**

FY 2006
2.47 times

## Scale

**Total Assets**

**5,000 billion yen**

FY 2006
4,900 billon yen

**Investment**

**5~600 billion yen**
Total for 2 years

FY 2006
Commitment base
About 300 billion yen

# Ⅱ. Outlook for FY 2007

# 9. Net Income

Marubeni CORPORATION


"G"PLAN's Target in net income
220.0bil⇒254.3bil
Yearly
- ○ - Pros. at the start of fiscal year
(billions of yen)
140
120
100
80
60
40
20
0
FY2007 Prospects
✓ Expected to hit another record high in the fifth consecutive year.
✓ Upwardly revised target of net income for 2 years of "G" Plan is 254.3bil, adding 34.3bil to the initial net income target of 220bil.
Overall deficit due to restructuring
-116.4
30.3
34.6
41.2
73.8
119.3
135.0
+15.7 bn yen
13% up
Further growth & leap
Pros. at the start
30.0
Pros. at the start
33.0
Pros. at the start
37.0
Pros. at the start
60.0
"G" PLAN
initial target
100.0
"G" PLAN
initial target
120.0
FY2001
"A" PLAN
FY2003
"V"PLAN
FY2004
FY2005
FY2006
"G"PLAN
FY2007
<Dividends per share>
JPY 0.0
JPY 3.0
JPY 3.0
JPY 4.0
JPY 7.0
(interim dividend JPY 2.0 inclusive)
JPY 10.0(planned)
(interim JPY 3.5)
JPY 12.0 (planned)
(interim JPY 6.0)

# 10. Net Income by Operating Segment (FY05-FY07prospects)

Marubeni CORPORATION



(billions of yen)
35
30
25
20
15
10
5
0
-5
Left : FY2005 Results
Middle : FY2006 Results
Right : FY2007 Prospects
Agri-Marine Products
5.8
10.1
11.5
Textile
-1.6
-2.4
2.0
Forest Products & General Merchandise
0.4
9.6
10.0
Chemicals
3.7
1.4
5.0
Energy
26.7
31.6
22.5
Metals & Mineral Resources
16.1
24.9
18.5
Transportation & Industrial Machinery
7.6
10.0
12.5
Power Projects
5.8
6.4
10.5
Plant, Ship & Infrastructure Projects
2.6
1.7
4.5
Information & Communica-tion
0.4
2.5
4.0
Development & Construction
1.1
3.2
2.0
Finance, Logistics & New Business
4.0
4.6
5.5
Iron & Steel Strategies & Coordination
17.0
14.9
14.5
Overseas Corporate Subsidiaries
4.0
6.8
8.0


**FY2007 Assumptions of the Yearly Prospects and Price Sensitivity**

①**Foreign Exchange Rate 115 YEN/USD**
1YEN/USD fluctuation raises or lowers consolidated net income by approx.500~600mil yen. (on yearly basis)

②**Oil USD 55/Barrel**
USD1/Barrel fluctuation raises or lowers consolidated net income by approx. 800 mil yen. (on yearly basis)

③**Copper USD 6,000/MT**
USD100/MT fluctuation raises or lowers consolidated net income by approx. 200 mil yen. (on yearly basis)

Note) ▭ ··· The figures are altered to apply to the new divisional organization for FY2006, on the basis of the results for FY2005.

# 11. Earning Structure in FY 2007

Marubeni CORPORATION


(billions of yen)
150
100
50
0
-50
Resources
Non-resources
Ratio of Resources
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
✓Substantial rise in non-resource field
✓The ratio of resources in net income for FY 2007 is expected to drop down to 30% due to conservative perspective of market price of natural resources.
Overall deficit due to restructuring -116.4
28.0%
41.5%
62.4%
58.0%
FY2002
FY2003
FY2004
FY2005
FY2006
FY2007
"A" PLAN
"V"PLAN
"G"PLAN

**Disclaimer Regarding Forward-looking Statements**

This material contains forward-looking statements (including figures) concerning the performance of Marubeni Corp. and its group companies, based on assumptions made by the management with available information. The following factors may therefore influence actual results: consumer trends in Japan and in major global markets, private capital expenditures, currency fluctuations, notably against the U.S. dollar, material prices, and political turmoil in certain countries and regions.

Marubeni CORPORATION

82-616

# Outline of Financial Results for FY2006

April 27, 2007

**Marubeni Corporation**

(TSE Code: 8002)

*This document is an English translation of a statement written initially in Japanese.*
*The original in Japanese should be considered the primary version.*

Marubeni CORPORATION

# Agenda

# 1. FY2006 Financial Highlights

| (billions of yen) | FY01 | FY02 | FY03 | FY04 | FY05 | FY06 Yearly Results | FY06 (Variance) | FY07 Prospects |
|---|---|---|---|---|---|---|---|---|
| Total volume of trading transactions | 8,972.2 | 8,793.3 | 7,902.5 | 7,936.3 | 8,686.5 | 9,554.9 | ( +868.4 ) | 10,500.0 |
| Gross trading profit | 436.8 | 424.6 | 406.8 | 433.4 | 502.0 | 531.2 | ( +29.1 ) | 570.0 |
| SGA expenses | -392.1 | -345.6 | -326.6 | -340.6 | -350.3 | -365.3 | ( -15.0 ) | -388.0 |
| Provision for doubtful accounts | -43.9 | -5.7 | -0.8 | -6.3 | -8.5 | -0.9 | ( +7.7 ) | -2.0 |
| **Operating profit** | **0.8** | **73.4** | **79.4** | **86.5** | **143.2** | **165.0** | ( +21.8 ) | **180.0** |
| Interest expense-net | -29.5 | -23.5 | -23.0 | -19.8 | -24.1 | -32.7 | ( -8.6 ) | -44.0 |
| Dividends received | 7.5 | 6.8 | 7.2 | 9.0 | 12.1 | 20.7 | ( +8.6 ) | 15.0 |
| Others | -142.7 | -20.3 | -3.4 | -14.1 | -29.7 | -4.1 | ( +25.6 ) | 5.0 |
| Equity in earnings (*) | - | - | - | 25.7 | 31.6 | 44.9 | ( +13.3 ) | 59.0 |
| Income (losses) before income taxes (and equity in earnings/losses) (*) | -164.0 | 36.3 | 60.1 | 87.3 | 133.1 | 193.8 | ( +60.8 ) | 215.0 |
| Provision (benefit) for income taxes | 67.7 | -16.3 | -35.7 | -41.8 | -47.5 | -68.2 | ( -20.7 ) | -74.0 |
| Minority interests in income (loss) of consolidated subsidiaries | -1.2 | -3.2 | -3.0 | -1.4 | -5.4 | -6.3 | ( -0.8 ) | -6.0 |
| Equity in earnings | -18.9 | 13.4 | 14.3 | - | - | - | - | - |
| Loss from discontinued operations (after income tax) | - | - | -1.1 | -2.9 | -6.4 | - | ( +6.4 ) | - |
| **Net income/loss** | **-116.4** | **30.3** | **34.6** | **41.2** | **73.8** | **119.3** | **( +45.5 )** | **135.0** |

(note *) From FY2006 onwards, "Equity in earnings" is included in "Income (losses) before income taxes". The figures forFY2004 andFY2005 have been revised accordingly.

# 2. Net Income



Yearly
Pros. at the start of fiscal year
(billions of yen)
140
120
100
80
60
40
20
0
FY2006 Results
✓ Substantial increase in net income by 62% (y-on-y basis).
✓ Record high above 100.0 bn yen for the first time.
Overall deficit due to restructuring
-116.4
30.3
34.6
41.2
73.8
119.3
135.0
+45.5 bn yen
62% up
Pros. at the start 30.0
Pros. at the start 33.0
Pros. at the start 37.0
Pros. at the start 60.0
"G" PLAN initial target 100.0
"G" PLAN initial target 120.0
FY2001
FY2002
FY2003
FY2004
FY2005
FY2006
FY2007 Pros
"A" PLAN
"V"PLAN
"G"PLAN
<Dividends per share> JPY 0.0
JPY 3.0
JPY 3.0
JPY 4.0
JPY 7.0
(interim dividend JPY 2.0 inclusive)
JPY 10.0(planned)
(interim JPY 3.5)
JPY 12.0 (planned)
(interim JPY 6.0)

# 3. Adjusted Operating Profit*

*Adjusted operating profit = Gross trading profit – SGA expenses (excluding restructuring costs)

FY2006 Results

✓ Profit increase in three consecutive years.

✓ Hit the historical high, as did in the previous year.


(billions of yen)
200
160
120
80
40
0
47.2
81.1
80.2
95.0
151.8
165.9
182.0
+14.1 bn yen
9% up
FY2001
FY2002
FY2003
FY2004
FY2005
FY2006
FY2007 Pros.
"A" PLAN
"V"PLAN
"G"PLAN

# 4. Core Earnings*

*Core earnings = Adjusted operating profit + Dividend income ± Equity in earnings of affiliated companies (excluding restructuring costs)



■ Core earnings
□ Interest expense-net
(billions of yen)
300
250
200
150
100
50
0
-50
FY2006 Results
✓ Profit increase in five consecutive years.
✓ Hit the historical high, as did in FY2005.
Core earnings
56.1
101.3
103.0
129.7
195.4
234.8
256.0
+39.4 bn yen
20% up
Interest expense-net
-29.5
-23.5
-23.0
-19.8
-24.1
-32.7
-44.0
FY2001
FY2002
FY2003
FY2004
FY2005
FY2006
FY2007 Pros.
"A" PLAN
"V"PLAN
"G"PLAN

# 5. Balance Sheets

| (billions of yen) | Mar. 2002 | Mar. 2003 | Mar. 2004 | Mar. 2005 | Mar. 2006 | Mar. 2007 | Changes (from Mar. 2006) |
|---|---|---|---|---|---|---|---|
| Current Assets | 2,487.6 | 2,202.1 | 2,080.0 | 2,093.4 | 2,168.6 | 2,502.6 | (+334.0) |
| Investments/Fixed Assets | 2,318.1 | 2,119.4 | 2,174.2 | 2,114.7 | 2,418.5 | 2,370.7 | (-47.7) |
| Total Assets | 4,805.7 | 4,321.5 | 4,254.2 | 4,208.0 | 4,587.1 | 4,873.3 | (+286.2) |
| Short-term loans (*) | 1,247.3 | 963.3 | 803.6 | 659.1 | 588.1 | 334.9 | (-253.3) |
| Long-term interest bearing debt | 1,937.6 | 1,781.6 | 1,651.3 | 1,627.3 | 1,678.8 | 1,943.5 | (+264.7) |
| Interest-bearing debt | 3,184.9 | 2,745.0 | 2,454.8 | 2,286.4 | 2,267.0 | 2,278.4 | (+11.4) |
| (*) including current portion of long-term debt | | | | | | | |
| Net interest-bearing debt | 2,712.9 | 2,264.1 | 1,969.3 | 1,823.9 | 1,876.4 | 1,843.4 | (-32.9) |
| Shareholders' equity | 263.9 | 260.1 | 393.0 | 443.2 | 663.8 | 745.5 | (+81.7) |
| Net D/E ratio (times) | 10.3 times | 8.7 times | 5.01 times | 4.12 times | 2.83times | 2.47times | (-0.36points) |
| Equity Ratio (%) | 5.5% | 6.0% | 9.2% | 10.5% | 14.5% | 15.3% | (+0.8points) |
| Current Ratio (%) | 101.9% | 104.6% | 105.9% | 111.2% | 110.6% | 133.1% | (+22.5points) |
| ROA (%) | - | 0.66% | 0.81% | 0.97% | 1.68% | 2.52% | (+0.84points) |
| ROE (%) | - | 11.57% | 10.59% | 9.87% | 13.33% | 16.94% | (+3.61points) |

# 6. Shareholders' Equity & Net D/E Ratio



"A" PLAN
"V"PLAN
"G"PLAN
(billions of yen)
(times)
800
700
600
500
400
300
200
100
0
11
10
9
8
7
6
5
4
3
2
1
10.3times
8.7times
5.01times
4.12times
2.83times
2.47times
Net D/E ratio
Shareholders' equity
263.9
260.1
393.0
443.2
663.8
745.5


| | Mar.02 | Mar.03 | Mar.04 | Mar.05 | Mar.06 | Mar.07 |
|---|---|---|---|---|---|---|
| Shareholders' Equity (Y bn) | 263.9 | 260.1 | 393.0 | 443.2 | 663.8 | 745.5 |
| Net Interest-bearing debt (Y bn) | 2,712.9 | 2,264.1 | 1,969.3 | 1,823.9 | 1,876.4 | 1,843.4 |
| Net D/E ratio | 10.3times | 8.7times | 5.01times | 4.12times | 2.83times | 2.47times |

# 7. Shareholders' Equity & Net Risk Assets


"A" PLAN
"V"PLAN
"G"PLAN
(billions of yen)
800
700
600
500
400
300
200
100
0
652.7
645.9
625.6
584.7
572.6
642.5
263.9
260.1
393.0
443.2
663.8
745.5
Net Risk Asset
Shareholders' Equity

| | Mar. 02 | Mar. 03 | Mar. 04 | Mar. 05 | Mar. 06 | Mar. 07 |
|---|---|---|---|---|---|---|
| □ Shareholders' equity (Y bn) (1) | 263.9 | 260.1 | 393.0 | 443.2 | 663.8 | 745.5 |
| □ Net risk asset (Y bn) (2) | 652.7 | 645.9 | 625.6 | 584.7 | 572.6 | 642.5 |
| (1)-(2) | -388.8 | -385.8 | -232.6 | -141.5 | 91.2 | 103.0 |

# 8. Cash Flows




(billions of yen)
■ Net cash provided by investing activities
□ Net cash provided by operating activities
350
300
250
200
150
100
50
0
-50
-100
198.5
Depreciation n amortization:
71.1
Net income:
-116.4
inclusive
74.5
273.0
Free C/F
194.8
Depreciation amortization:
63.7
Net income:
30.3
113.2
308.0
Free C/F
201.6
Depreciation amortization:
53.3
Net income:
34.6
58.0
259.5
Free C/F
173.8
Depreciation amortization:
64.4
Net income:
41.2
46.0
219.9
Free C/F
133.4
Depreciation amortization:
72.7
Net income:
73.8
- 193.8
Free C/F
-60.4
Depreciation amortization:
101.1
152.1
Net income:
119.3
16.9
Free C/F
FY2001
FY2002
FY2003
FY2004
FY2005
FY2006
"A" PLAN
"V"PLAN
"G"PLAN

# 9. Number and Net Profits & Losses of Group Firms



Mar. 2002
Mar. 2003
Mar. 2004
Mar. 2005
Mar. 2006
Mar. 2007
Net Profit/Loss (billions of yen)
Profit-making firm ratio (%)
150
100
50
0
-50
-100
-150
85.0%
75.0%
65.0%
55.0%
45.0%
35.0%
25.0%
15.0%
75.9%
77.5%
77.7%
80.4%
78.0%
80.0%
51.0
-107.6
-56.6
65.3
-31.1
34.2
63.8
-42.4
21.4
92.7
-45.5
47.2
120.9
-41.5
79.4
142.5
-26.8
115.7
Surplus amount
Net profit/loss
Deficit amount
Profit-making firm ratio


| | Mar. 2002 | Mar. 2003 | Mar. 2004 | Mar. 2005 | Mar. 2006 | Mar. 2007 |
|---|---|---|---|---|---|---|
| Number of profit-making firms | 391 | 375 | 390 | 422 | 433 | 449 |
| Number of loss-making firms | 124 | 109 | 112 | 103 | 122 | 112 |
| **Total number of consolidated group firms** | **515** | **484** | **502** | **525** | **555** | **561** |
| **Profit-making firm ratio** | **75.9%** | **77.5%** | **77.7%** | **80.4%** | **78.0%** | **80.0%** |

*Intentional Blank*

# ◇ Operating Segment Information ◇

(Note) Effective April 1, 2006, performance evaluation of operating segments is managed based on US GAAP.

# I.(1) Net Income by Operating Segment (FY2005 - FY2007 prospects)


(billions of yen)
35
30
25
20
15
10
5
0
-5
Left : FY2005 Results
Middle : FY2006 Results
Right : FY2007 Prospects
Agri-Marine Products
5.8
10.1
11.5
Textile
-1.6
-2.4
2.0
Forest Products & General Merchandise
0.4
9.6
10.0
Chemicals
3.7
1.4
5.0
Energy
26.7
31.6
22.5
Metals & Mineral Resources
16.1
24.9
18.5
Transportation & Industrial Machinery
7.6
10.0
12.5
Power Projects
5.8
6.4
10.5
Plant, Ship & Infrastructure Projects
2.6
1.7
4.5
Information & Communica-tion
0.4
2.5
4.0
Development & Construction
1.1
3.2
2.0
Finance, Logistics & New Business
4.0
4.6
5.5
Iron & Steel Strategies & Coordination
17.0
14.9
14.5
Overseas Corporate Subsidiaries
4.0
6.8
8.0

**FY2007 Assumptions of the Yearly Prospects and Price Sensitivity**

**①Foreign Exchange Rate 115 YEN/USD**
1YEN/USD fluctuation raises or lowers consolidated net income by approx.500~600mil yen. (on yearly basis)

**②Oil * North Sea Brent USD 55/Barrel**
USD1/Barrel fluctuation raises or lowers consolidated net income by approx. 800 mil yen. (on yearly basis)

**③Copper *LME USD 6,000/MT**
USD100/MT fluctuation raises or lowers consolidated net income by approx. 200 mil yen. (on yearly basis)

Note) [boxed label] ··· The figures are altered to apply to the new divisional organization for FY2006, on the basis of the results for FY2005.

# I.(2) Total Assets by Operating Segment


(billions of yen) March 31, 2006 / March 31, 2007
March 2006
March 2007
700
600
500
400
300
200
100
0
433.8
549.2
130.5
131.8
519.8
538.4
181.9
201.7
603.8
688.6
265.1
280.0
289.9
310.4
405.4
391.0
274.5
342.8
115.6
116.5
299.7
265.6
97.0
118.5
86.1
101.6
449.2
413.4
Agri-Marine Products
Textile
Forest Products & General Merchandise
Chemicals
Energy
Metals & Mineral Resources
Transportation & Industrial Machinery
Power Projects
Plant, Ship & Infrastructure Projects
Information & Communication
Development & Construction
Finance, Logistics & New Business
Iron & Steel Strategies & Coordination
Overseas Corporate Subsidiaries

Note) ··· The figures are altered to apply to the new divisional organization for FY2006, on the basis of the results for FY2005.

# II. Segmental Information (1) <Agri-Marine Products>

| (billions of yen) | FY2005 Yearly | FY2006 Yearly | FY2006 Variance | FY2007 Yearly Pros. |
|---|---|---|---|---|
| Gross Trading Profit | 69.3 | 72.4 | ( +3.1 ) | - |
| Adjusted Operating Profit | 11.8 | 14.8 | ( +3.0 ) | - |
| Equity in earnings (losses) of affiliated companies | -0.0 | 2.3 | ( +2.3 ) | - |
| Core Earnings | 12.7 | 18.1 | ( +5.4 ) | - |
| Net Income | 5.8 | 10.1 | ( +4.3 ) | 11.5 |
| Total Assets | 433.8 | 549.2 | ( +115.4 ) | - |

**FY2006 Highlights**

- In addition to an increase of gross trading profit mainly in feedstuffs and beverages, gains on sales of Daiei shares and an increase of equity in earnings of affiliates drove up the net income.
- The Company increased its stake in leading Japanese retailer the Daiei, Inc. in August 2006. The Company reached a tripartite agreement regarding capital and business alliance with Daiei and Aeon Co., Ltd.
  Marubeni is the largest shareholder of Daiei with a combined stake of 29.4%.
- The Company started up a bio-diesel production/distribution joint venture with the Agrenco Group.

(billions of yen) **Segment Core Earnings**



30
25
20
15
10
5
0
-5
12.0
10.3
12.7
18.1
(Note *)
FY2003
FY2004
FY2005
FY2006
FY2007


(billions of yen) **Segment Net Income**



15
10
5
0
-5
7.0
1.2
5.8
10.1
11.5
FY2003
FY2004
FY2005
FY2006
FY2007


**Outline and Consolidated Profit/Loss of Major Group Firms**

| Company name ( )description of business | Subsidiary/ Affiliate | Equity portion | FY2005 (billions of yen) | FY2006 (billions of yen) | |
|---|---|---|---|---|---|
| Marubeni Nisshin Feed Co., Ltd. (Manufacture of compound feed) | Subsidiary | 60.0% | 1.3 | 1.2 | |
| Pacific Grain Terminal Ltd. (Grain warehousing, stevedoring and transportation) | Subsidiary | 77.0% | 0.6 | 0.7 | |
| Marubeni Chikusan Corporation (Marketing of livestock, meats and processed products) | Subsidiary | 100.0% | -0.3 | -2.4 | |
| The Nisshin OilliO Group, Ltd. (Seed crushing and sales of edible oils, fine chemicals and healthy food products) | Affiliate | 15.1% | (please see the note below) | | (Note 1) |
| The Daiei, Inc. (Supermarket chain) | Affiliate | 29.4% | (please see the note below) | | (Note 1) |
| Tobu Store Co., Ltd. (Supermarket chain) | Affiliate | 30.2% | (please see the note below) | | (Note 1) |
| The Maruetsu, Inc. (Supermarket chain) | Affiliate | 40.8% | (please see the note below) | | (Note 1.2) |
| Toyo Sugar Refining Co., Ltd. (Sugar refining) | Affiliate | 39.3% | (please see the note below) | | (Note 1) |

(Note *) Prospects for segmental core earnings are not able to be disclosed.
(Note 1) We are not able to mention the financial results of these listed companies.
(Note 2) The Company's equity portion for The Maruetsu, Inc. includes portion via The Daiei, Inc. by 11.0%.

# II. Segmental Information (2) <Textile>

| (billions of yen) | FY2005 Yearly | FY2006 Yearly | FY2006 Variance | FY2007 Yearly Pros. |
|---|---|---|---|---|
| Gross Trading Profit | 26.4 | 24.8 | ( -1.6 ) | - |
| Adjusted Operating Profit | 3.9 | 1.6 | ( -2.3 ) | - |
| Equity in earnings (losses) of affiliated companies | -1.9 | -2.3 | ( -0.4 ) | - |
| Core Earnings | 2.1 | -0.6 | ( -2.7 ) | - |
| Net Income | -1.6 | -2.4 | ( -0.8 ) | 2.0 |
| Total Assets | 130.5 | 131.8 | ( +1.3 ) | - |

**FY2006 Highlights**

- Total volume of trading transactions increased owing to growing transactions in apparel products. However, both gross trading profit and net income declined due to execution of restructuring.

(billions of yen) **Segment Core Earnings**



30
25
20
15
10
5
0
-5
4.5
5.0
2.1
-0.6
(Note *)
FY2003
FY2004
FY2005
FY2006
FY2007


(billions of yen) ***Segment Net Income***



15
10
5
0
-5
1.8
2.6
-1.6
-2.4
2.0
FY2003
FY2004
FY2005
FY2006
FY2007


## Outline and Consolidated Profit/Loss of Major Group Firms

| Company name ( )description of business | Subsidiary/ Affiliate | Equity portion | FY2005 (billions of yen) | FY2006 (billions of yen) |
|---|---|---|---|---|
| Marubeni Fashion Link, Ltd. (Wholesale of fabrics, textile products, and fashion accessories ) | Subsidiary | 100.0% | 0.4 | 0.4 |

(Note *) Prospects for segmental core earnings are not able to be disclosed.

# II. Segmental Information (3) <Forest Products & General Merchandise>

| (billions of yen) | FY2005 Yearly | FY2006 Yearly | FY2006 Variance | FY2007 Yearly Pros. |
|---|---|---|---|---|
| Gross Trading Profit | 48.1 | 54.2 | ( +6.1 ) | - |
| Adjusted Operating Profit | 17.5 | 21.9 | ( +4.5 ) | - |
| Equity in earnings (losses) of affiliated companies | -0.4 | 1.1 | ( +1.5 ) | - |
| Core Earnings | 17.5 | 23.5 | ( +6.0 ) | - |
| Net Income | 0.4 | 9.6 | ( +9.2 ) | 10.0 |
| Total Assets | 519.8 | 538.4 | ( +18.6 ) | - |


(billions of yen)
Segment Core Earnings
30
25
20
15
10
5
0
-5
13.1
14.5
17.5
23.5
(Note *)
FY2003
FY2004
FY2005
FY2006
FY2007


(billions of yen)
Segment Net Income
15
10
5
0
-5
6.3
7.5
0.4
9.6
10.0
FY2003
FY2004
FY2005
FY2006
FY2007

**FY2006 Highlights**

- The profit increase following the favorable market in such as natural rubber and plywood, the growth in gross trading profit with the effect of the consolidation of the Musi Pulp Project, and the absence of a withdrawal loss from an leisure-related business posted last year, resulted in a sharp increase in net income.
- Higher raw material and fuel costs were finally reflected in product prices, as paper and paperboard prices began to climb. Pulp prices also remained firm.
- In the upstream of the division's value chain, an afforestation and wood chip producing business in Brazil were acquired. In the middle stream, investment in Chinese cardboard manufacturer carried out, while a paper sales company in US acquired in the downstream. All aiming to strengthen the value chain in pulp & paper business.
- Acquisition of the largest tire-related products retailer in Thailand, B-QUIK CO., Ltd. which runs 44 stores in Bangkok, was executed during the period.

### Outline and Consolidated Profit/Loss of Major Group Firms

| Company name ( )description of business | Subsidiary/ Affiliate | Equity portion | FY2005 (billions of yen) | FY2006 (billions of yen) |
|---|---|---|---|---|
| Marubeni Pulp & Paper Sales Co., Ltd. (Wholesale of all types of paper) | Subsidiary | 88.5% | 1.0 | 0.6 |
| Koa Kogyo Co., Ltd. (Manufacture of corrugating medium and printing paper) | Subsidiary | 80.0% | 0.6 | 1.1 |
| Marubeni Building Materials Co., Ltd. (Wholesale of wood products and construction materials) | Subsidiary | 100.0% | 0.5 | 0.9 |
| Fukuyama Paper Co., Ltd. (Manufacture of corrugating medium and paper tube materials) | Subsidiary | 55.0% | 0.5 | 0.5 |
| MUSI Pulp Project (Afforestation, production and sales of pulp in Indonesia) | Subsidiary | TEL 85.1% MHP 60.0% | -0.6 | 0.2 |
| Marusumi Paper Co., Ltd. (Manufacture and sales of printing paper and pulp) | Affiliate | 32.2% | 0.5 | 0.6 |
| WA Plantation Resources (Wood chip export and plantation) | Affiliate | 50.0% | 0.3 | 0.3 |
| Daishowa-Marubeni International (Manufacture and sales of pulp in Canada) | Affiliate | 50.0% | -1.1 | 0.1 |

(Note *) Prospects for segmental core earnings are not able to be disclosed.

# II. Segmental Information (4) <Chemicals>

| (billions of yen) | FY2005 Yearly | FY2006 Yearly | FY2006 Variance | FY2007 Yearly Pros. |
|---|---|---|---|---|
| Gross Trading Profit | 29.6 | 30.0 | ( +0.4 ) | - |
| Adjusted Operating Profit | 8.4 | 8.0 | ( -0.3 ) | - |
| Equity in earnings (losses) of affiliated companies | -0.3 | -0.2 | ( +0.2 ) | - |
| Core Earnings | 9.1 | 9.0 | ( -0.2 ) | - |
| Net Income | 3.7 | 1.4 | ( -2.3 ) | 5.0 |
| Total Assets | 181.9 | 201.7 | ( +19.8 ) | - |

## FY2006 Highlights

- In petrochemical operations, the division decided to start synthetic rubber production and sales operations in China.
- In the field of inorganic chemicals, the division started some effort for addition of salt field and facility expansion.
- In electronic materials field, the division resolved a business assignment of Shanghai Asahi Electronic Glass Co., Ltd., manufacturer and distributor of glass bulbs for CRT.
  Net income for the period declined owing to a posting of an appraisal loss on related investments accordingly.

(billions of yen) **Segment Core Earnings**



30
25
20
15
10
5
0
-5
6.1
8.5
9.1
9.0
(Note *)
FY2003
FY2004
FY2005
FY2006
FY2007


(billions of yen) **Segment Net Income**



15
10
5
0
-5
3.3
4.5
3.7
1.4
5.0
FY2003
FY2004
FY2005
FY2006
FY2007


## Outline and Consolidated Profit/Loss of Major Group Firms

| Company name ( ) description of business | Subsidiary/ Affiliate | Equity portion | FY2005 (billions of yen) | FY2006 (billions of yen) |
|---|---|---|---|---|
| Marubeni Plax Corporation (Sales and foreign trade of plastic products and resin ) | Subsidiary | 100.0% | 0.5 | 0.6 |
| Marubeni Chemix Corporation (Sales and foreign trade of organic chemicals and specialty chemicals ) | Subsidiary | 100.0% | 0.4 | 0.4 |
| Agrovista (Holding company of agrochemicals distribution companies in the U.K. and the Netherlands ) | Subsidiary | 100.0% | 0.3 | 0.3 |
| Shanghai Asahi Electronic Glass Co (Manufacture and sales of glass bulbs for CRT ) (Note 1) | Affiliate | 25.0% | -0.7 | -0.7 |

(Note *) Prospects for segmental core earnings are not able to be disclosed.

(Note 1) Effective March 31, 2006, this entity has been unconsolidated from the Group, due to our withdrawal from the business.

# II. Segmental Information (5) <Energy>

| (billions of yen) | FY2005 Yearly | FY2006 Yearly | FY2006 Variance | FY2007 Yearly Pros. |
|---|---|---|---|---|
| Gross Trading Profit | 71.5 | 85.5 | ( +14.0 ) | - |
| Adjusted Operating Profit | 42.9 | 55.1 | ( +12.1 ) | - |
| Equity in earnings (losses) of affiliated companies | 0.7 | 0.8 | ( +0.1 ) | - |
| Core Earnings | 49.3 | 68.5 | ( +19.2 ) | - |
| Net Income | 26.7 | 31.6 | ( +5.0 ) | 22.5 |
| Total Assets | 603.8 | 688.6 | ( +84.8 ) | - |


(billions of yen)
Segment Core Earnings
70
60
50
40
30
20
10
0
15.2
27.9
49.3
68.5
(Note *)
FY2003
FY2004
FY2005
FY2006
FY2007


(billions of yen)
Segment Net Income
40
30
20
10
0
10.1
15.9
26.7
31.6
22.5
FY2003
FY2004
FY2005
FY2006
FY2007

**FY2006 Highlights**

- Net income showed significant increase owing to energy development project such as oil & gas concessions overseas. Also dividend revenue increased.
- The trading and marketing/retailing areas also produced healthy results, including shipments of petrochemical feedstock such as naphtha into Japan, domestic sales of petroleum products using petroleum terminals, and sales of imported LPG in China.
- The division has decided to participate in uranium mine projects in Kazakhstan, jointly with The Tokyo Electric Power Co., Inc. and Chubu Electric Power Co., Inc.

<Oil price (Jan.-Dec.2006)>
North Sea Brent US$66/BBL (US$55/BBL for the year-earlier period)
<Effect on earnings of price fluctuation>
Oil Gas(North Sea Brent)
⇒US$1/BBL fluctuation raises or lowers consolidated net income by approximately 800 mil yen. (on yearly basis)

### Outline and Consolidated Profit/Loss of Major Group Firms

| Company name ( )description of business | Subsidiary/ Affiliate | Equity portion | FY2005 (billions of yen) | FY2006 (billions of yen) |
|---|---|---|---|---|
| Total of energy concession business (Oil and gas development and production) | Subsidiary | 100.0% | 16.4 | 18.4 |
| Marubeni LNG International (Investment in the Qatargas LNG Project) | Subsidiary | 100.0% | 5.3 | 12.0 |
| MIECO (Petroleum trading primarily in North America and the Pacific Rim) | Subsidiary | 100.0% | 1.0 | 1.0 |
| SHENZHEN SINO-BENNY (Import and sales of LPG in China) | Affiliate | 49.0% | 0.7 | 0.7 |

(Note *) Prospects for segmental core earnings are not able to be disclosed.

# II. Segmental Information (6) <Metals & Mineral Resources>

| (billions of yen) | FY2005 Yearly | FY2006 Yearly | FY2006 Variance | FY2007 Yearly Pros. |
|---|---|---|---|---|
| Gross Trading Profit | 24.4 | 18.2 | ( -6.2 ) | - |
| Adjusted Operating Profit | 15.2 | 7.9 | ( -7.3 ) | - |
| Equity in earnings (losses) of affiliated companies | 7.6 | 16.5 | ( +8.9 ) | - |
| Core Earnings | 23.4 | 25.6 | ( +2.2 ) | - |
| Net Income | 16.1 | 24.9 | ( +8.8 ) | 18.5 |
| Total Assets | 265.1 | 280.0 | ( +14.9 ) | - |

(billions of yen) Segment Core Earnings



30
25
20
15
10
5
0
-5
6.1
13.1
23.4
25.6
(Note *)
FY2003
FY2004
FY2005
FY2006
FY2007


(billions of yen) Segment Net Income



30
20
10
0
4.3
9.8
16.1
24.9
18.5
FY2003
FY2004
FY2005
FY2006
FY2007


**FY2006 Highlights**

- Although gross trading profit declined due to a decline of profit in an overseas smelting subsidiary as well as an absence of a transitory profit posted in the previous year, soaring copper prices and full operation at the Los Pelambres copper mine in Chile made significant contribution to the growth in net income.
- The Company concluded a long-term sales contract with Mount Gibson Iron Ltd. In Australia for iron ore on Koolan Island (one million tons over 15 years), acquiring sales rights for Asian countries including Japan and China.
- Sound operations in overseas alumina refineries such as Alouette in Canada, and in coal business in Australia.

<Copper price(Jan.-Dec.2006)
LME US$6,731/ton (US$3,684/ton for the year-earlier period)
<Effect on earnings of price movements>
Copper ⇒LME US$100/ton fluctuation raises or lowers consolidated net income by approximately 200 mil yen (on yearly basis)

**Outline and Consolidated Profit/Loss of Major Group Firms**

| Company name ( )description of business | Subsidiary/ Affiliate | Equity portion | FY2005 (billions of yen) | FY2006 (billions of yen) |
|---|---|---|---|---|
| Marubeni Coal (Investment in coal business in Australia ) | Subsidiary | 100.0% | 4.5 | 4.2 |
| Marubeni Aluminium Australia (Investment in aluminum business in Australia and sales of aluminum ingots) | Subsidiary | 100.0% | 2.3 | 0.9 |
| Nippon LP Resources (Investing in Los Pelambres copper mine in Chile) | Affiliate | 35.0% | 7.1 | 14.8 |

(Note *) Prospects for segmental core earnings are not able to be disclosed.

# II. Segmental Information (7) <Transportation & Industrial Machinery>

| (billions of yen) | FY2005 Yearly | FY2006 Yearly | FY2006 Variance | FY2007 Yearly Pros. |
|---|---|---|---|---|
| Gross Trading Profit | 58.1 | 55.5 | ( -2.6 ) | - |
| Adjusted Operating Profit | 15.3 | 14.2 | ( -1.0 ) | - |
| Equity in earnings (losses) of affiliated companies | 2.3 | 3.2 | ( +0.9 ) | - |
| Core Earnings | 17.8 | 17.9 | ( +0.0 ) | - |
| Net Income | 7.6 | 10.0 | ( +2.4 ) | 12.5 |
| Total Assets | 289.9 | 310.4 | ( +20.4 ) | - |

(billions of yen) Segment Core Earnings



30
25
20
15
10
5
0
-5
(Note **)
17.8
17.9
(Note *)
FY2003
FY2004
FY2005
FY2006
FY2007


(billions of yen) Segment Net Income



15
10
5
0
-5
(Note **)
7.6
10.0
12.5
FY2003
FY2004
FY2005
FY2006
FY2007


**FY2006 Highlights**

- In addition to an increase of profit from group companies in defense, construction machinery and production machinery businesses, the absence of a withdrawal loss from an automotive-related business in Europe posted in the previous year, led to an substantial increase in net income for the period.
- In aerospace and defense systems field, investment in aero engine development continued to generate steady growth, while orders for such as large helicopters are completed.
- In automobiles, constructions and agricultural machinery field, export of automobiles and construction machinery to Asia and Middle East was boosted. Sales of automobiles, construction machinery and agricultural machinery remained robust overseas.
- In production and industrial machinery, the division received orders for paper machines for domestic and overseas markets, while supplying automobile welding and plating machine.

### Outline and Consolidated Profit/Loss of Major Group Firms

| Company name ( )description of business | Subsidiary/ Affiliate | Equity portion | FY2005 (billions of yen) | FY2006 (billions of yen) |
|---|---|---|---|---|
| Marubeni Aviation Services (Investment in aircraft engine development programs and leasing of aircraft) | Subsidiary | 100.0% | 2.0 | 2.7 |
| Marubeni Auto Investment (UK) (Sales and service of vehicles) | Subsidiary | 100.0% | 0.4 | 0.7 |
| Marubeni Aerospace (Sales and import of aircraft, engines, onboard equipment, satellites and those parts) | Subsidiary | 100.0% | 0.3 | 0.5 |

(Note *) Prospects for segmental core earnings are not able to be disclosed.

(Note **) As of April 1, 2006, this operating segment has been reorganized and the figures for FY2005 are altered to apply to the new divisional organization for reference purpose.

# II. Segmental Information (8) <Power Projects>

| (billions of yen) | FY2005 Yearly | FY2006 Yearly | FY2006 Variance | FY2007 Yearly Pros. |
|---|---|---|---|---|
| Gross Trading Profit | 24.1 | 27.6 | ( +3.5 ) | - |
| Adjusted Operating Profit | 7.7 | 9.5 | ( +1.7 ) | - |
| Equity in earnings (losses) of affiliated companies | 2.3 | 3.9 | ( +1.6 ) | - |
| Core Earnings | 10.5 | 13.5 | ( +3.0 ) | - |
| Net Income | 5.8 | 6.4 | ( +0.6 ) | 10.5 |
| Total Assets | 405.4 | 391.0 | ( -14.4 ) | - |

(billions of yen) Segment Core Earnings


30
25
20
15
10
5
0
-5
(see the marginal note1)
10.5
13.5
(Note *)
FY2003
FY2004
FY2005
FY2006
FY2007

(billions of yen) Segment Net Income


15
10
5
0
(see the marginal note1)
5.8
6.4
10.5
FY2003
FY2004
FY2005
FY2006
FY2007

**FY2006 Highlights**

- Net income improved due to an increase of gross trading profit in overseas EPC projects and equity in earnings of overseas IPP projects.
- In the United States, the division acquired wood biomass electric-power generators, as well as diversified energy supply systems that directly provide final users of energy with service.
- Business rights acquired to build and operate a 2,000 MW power plant in Mesaieed Industrial City, south of Doha, Qatar. Also, the Company purchased shares of Mirant Asia Pacific Limited, the Philippines' largest IPP.
- Orders received in EPC business in succession in Thailand, Vietnam, etc.

## Outline and Consolidated Profit/Loss of Major Group Firms

| Company name ( )description of business | Subsidiary/ Affiliate | Equity portion | FY2005 (billions of yen) | FY2006 (billions of yen) |
|---|---|---|---|---|
| Axia Power Holding (Holding company of overseas power assets) | Subsidiary | 100.0% | 6.4 | 5.1 (note 2) |
| Sithe Korea (Holding company of overseas power assets) | Subsidiary | 100.0% | 1.5 | 1.1 |
| PPN Power (India) (IPP in India) | Affiliate | 26.0% | 0.7 | 0.7 |
| TAPAL ENERGY (Sales of diesel-generated electricity produced in Pakistan) | Affiliate | 40.0% | 0.6 | 0.6 |
| Uni-Mar Enerji (IPP in Turkey ) | Affiliate | 33.3% | 0.2 | 1.9 |

(Note *) Prospects for segmental core earnings are not able to be disclosed.

(Note1) As of April 1, 2006, this operating segment has been reorganized and the figures for FY2005 are altered to apply to the new divisional organization for reference purpose.

(Note2) The Company's interest on San Roque Power of 42.45% is included.

# II. Segmental Information (9) <Plant, Ship & Infrastructure Projects>

| (billions of yen) | FY2005 Yearly | FY2006 Yearly | FY2006 Variance | FY2007 Yearly Pros. |
|---|---|---|---|---|
| Gross Trading Profit | 16.8 | 17.7 | ( +0.9 ) | - |
| Adjusted Operating Profit | 3.0 | 3.3 | ( +0.4 ) | - |
| Equity in earnings (losses) of affiliated companies | 2.3 | 1.0 | ( -1.4 ) | - |
| Core Earnings | 5.6 | 7.0 | ( +1.4 ) | - |
| Net Income | 2.6 | 1.7 | ( -0.9 ) | 4.5 |
| Total Assets | 274.5 | 342.8 | ( +68.3 ) | - |

**FY2006 Highlights**

- Net income declined due to a decrease in equity in earnings from the project in Central America, notwithstanding an increase in gross trading profit from growing overseas plant business.
- In the plant operations, the Company received orders for hot-rolling facilities bound for India, extended a major oil/gas development loan to PDVSA, and concluded agreements on emissions trading in China.
- In the infrastructure business, the division acquired a freight railcar operating leasing company, Midwest Railcar Corporation in US and a water-supply corporation, Aguas Decima in Chile.
- In the ship business, Marubeni maintained robust performance with the delivery of new ships, and the orders surpassed those of the same period last year.

Segment Core Earnings


(billions of yen)
30
25
20
15
10
5
0
-5
(Note **)
5.6
7.0
(Note *)
FY2003
FY2004
FY2005
FY2006
FY2007

Segment Net Income


(billions of yen)
15
10
5
0
(Note **)
2.6
1.7
4.5
FY2003
FY2004
FY2005
FY2006
FY2007

**Outline and Consolidated Profit/Loss of Major Group Firms**

| Company name ( )description of business | Subsidiary/ Affiliate | Equity portion | FY2005 (billions of yen) | FY2006 (billions of yen) |
|---|---|---|---|---|
| Compania De Nitrogeno De Cantarell (Production and supply of nitrogen for PEMEX of Mexico) | Affiliate | 35.0% | 0.5 | 0.4 |
| Compania De Serviciou de Compresioı (Compression of associated gas at Cantarell oil field in) | Affiliate | 50.0% | -1.0 | -2.5 |

(Note *) Prospects for segmental core earnings are not able to be disclosed.

(Note **) As of April 1, 2006, this operating segment has been reorganized and the figures for FY2005 are altered to apply to the new divisional organization for reference purpose.

# II. Segmental Information (10) <Information & Communication>

| (billions of yen) | FY2005 Yearly | FY2006 Yearly | FY2006 Variance | FY2007 Yearly Pros. |
|---|---|---|---|---|
| Gross Trading Profit | 27.0 | 28.1 | ( +1.0 ) | - |
| Adjusted Operating Profit | 0.4 | 1.9 | ( +1.6 ) | - |
| Equity in earnings (losses) of affiliated companies | -0.3 | -0.4 | ( -0.1 ) | - |
| Core Earnings | 0.1 | 1.5 | ( +1.4 ) | - |
| Net Income | 0.4 | 2.5 | ( +2.1 ) | 4.0 |
| Total Assets | 115.6 | 116.5 | ( +0.9 ) | - |

**FY2006 Highlights**

- Net income rose substantially, as a result of an increase in operating profit in step with gross trading profit, a gain on sale of broadcast-related investments, and elimination of the loss incurred during the previous fiscal year on valuation of optical transmission device-related investments.
- The Vectant Group subsidiary reported higher sales and profits, reflecting strong sales of IP network services to corporate clients associated with the spread of broadband and impressive sales growth in the data center services business.
- In radio frequency identification (RFID), Marubeni acquired exclusive sales rights in Japan from Vue Technology, Inc., a U.S. RFID solution provider with unique technologies in item management software.

(billions of yen) **Segment Core Earnings**



30
25
20
15
10
5
0
-5
(see the marginal note1)
0.1
1.5
(Note *)
FY2003
FY2004
FY2005
FY2006
FY2007


(billions of yen) **Segment Net Income**



15
10
5
0
(see the marginal note1)
0.4
2.5
4.0
FY2003
FY2004
FY2005
FY2006
FY2007


## Outline and Consolidated Profit/Loss of Major Group Firms

| Company name ( )description of business | Subsidiary/ Affiliate | Equity portion | FY2005 (billions of yen) | FY2006 (billions of yen) |
|---|---|---|---|---|
| Marueni Solutions Corporation (Sales of computers, network products, semiconductor-related products, and SI) | Subsidiary | 100.0% | 0.4 | 0.3 |
| Marubeni Information Systems Co., Ltd. (Operation and development of information and communication systems) | Subsidiary | 100.0% | 0.3 | 0.4 |
| Global Solution KK (Note 3) (Internet access service, ASP and iDC service provider) | Subsidiary | 99.9% | 0.2 | 0.6 |
| Global Access Ltd. (Providing international/domestic combined bandwidth via own fiber-optic cable) | Subsidiary | 99.9% | -0.3 | -0.2 |
| Marubeni Telecom Co., Ltd. (Sales of telecommunications services and equipment, IT solutions and mobile contents) | Subsidiary | 70.0% | (please see the note2 below) | |
| Marubeni Infotec Corporation (Wholesale of PCs and peripheral equipment, electronics components and software) | Affiliate | 47.1% | (please see the note2 below) | |

(Note *) Prospects for segmental core earnings are not able to be disclosed.

(Note1) As of April 1, 2006, this operating segment has been reorganized and the figures for FY2005 are altered to apply to the new divisional organization for reference purpose.

(Note2) We are not able to mention the financial results of these listed companies.

(Note3) Effective April 1, 2007, Global Solution KK altered its corporate name to 'VECTANT'.

# II. Segmental Information (11) <Development & Construction>

| (billions of yen) | FY2005 Yearly | FY2006 Yearly | FY2006 Variance | FY2007 Yearly Pros. |
|---|---|---|---|---|
| Gross Trading Profit | 27.6 | 31.5 | ( +3.8 ) | - |
| Adjusted Operating Profit | 12.0 | 14.8 | ( +2.8 ) | - |
| Equity in earnings (losses) of affiliated companies | 0.6 | 0.5 | ( -0.1 ) | - |
| Core Earnings | 12.7 | 15.4 | ( +2.8 ) | - |
| Net Income | 1.1 | 3.2 | ( +2.1 ) | 2.0 |
| Total Assets | 299.7 | 265.6 | ( -34.1 ) | - |

**FY2006 Highlights**

- Net income significantly increased through buoyant sales of domestic condominiums in Tokyo metropolitan area.
- With the recovery in land prices, active trading of commercial land and income-producing properties for REITs and other funds contributed to higher earnings.
- Overseas, sales of Kirin Garden, the third housing development project for Chinese residents in Shanghai, remained favorable.



(billions of yen)
Segment Core Earnings
30
25
20
15
10
5
0
-5
7.1
11.1
12.7
15.4
(Note *)
FY2003
FY2004
FY2005
FY2006
FY2007




(billions of yen)
Segment Net Income
15
10
5
0
-0.2
-11.4
1.1
3.2
2.0
FY2003
FY2004
FY2005
FY2006
FY2007


### Outline and Consolidated Profit/Loss of Major Group Firms

| Company name ( )description of business | Subsidiary/ Affiliate | Equity portion | FY2005 (billions of yen) | FY2006 (billions of yen) |
|---|---|---|---|---|
| Shanghai House Property Dev. (Development of housing estates for local residents in Shanghai) | Subsidiary | 60.0% | 0.6 | 0.6 |
| Benny Estate Service Co., Ltd. (Property management of condominiums, buildings and commercial complexes) | Subsidiary | 99.95% | 0.3 | 0.4 |
| Marubeni Real Estate Co., Ltd. (Development and leasing of real estate ) | Subsidiary | 100.0% | -0.3 | 0.2 |

(Note *) Prospects for segmental core earnings are not able to be disclosed.

# II. Segmental Information (12) <Finance, Logistics & New Business>

| (billions of yen) | FY2005 Yearly | FY2006 Yearly | FY2006 Variance | FY2007 Yearly Pros. |
|---|---|---|---|---|
| Gross Trading Profit | 7.1 | 9.9 | ( +2.8 ) | - |
| Adjusted Operating Profit | -0.1 | 0.5 | ( +0.6 ) | - |
| Equity in earnings (losses) of affiliated companies | 0.9 | 0.7 | ( -0.2 ) | - |
| Core Earnings | 1.7 | 2.5 | ( +0.8 ) | - |
| Net Income | 4.0 | 4.6 | ( +0.6 ) | 5.5 |
| Total Assets | 97.0 | 118.5 | ( +21.5 ) | - |


(billions of yen)
Segment Core Earnings
30
25
20
15
10
5
0
-5
-0.1
1.0
1.7
2.5
(Note *)
FY2003
FY2004
FY2005
FY2006
FY2007


(billions of yen)
Segment Net Income
15
10
5
0
-5
2.5
4.0
4.0
4.6
5.5
FY2003
FY2004
FY2005
FY2006
FY2007

**FY2006 Highlights**

- In the finance operations, the division made investments through management buy-in funds, the CITIC Japan Partners Fund (which supports Japanese companies advancing into China) and other vehicles. The completion of the exit from companies in which the division had previously invested contributed to the growth of net income.
- The division established a logistics company in Guangzhou City, China as a joint venture with Isewan Terminal Service Co., Ltd. and commenced operations on August 1, 2006.
- In the healthcare business, the division reached a basic agreement with Saiseikai Nambu Hospital in Yokohama on medical materials block sales and orders for goods management businesses.
- In the field of new business, Marubeni is stepping up its focus on equity participation in nursing businesses and emissions trading.

### Outline and Consolidated Profit/Loss of Major Group Firms

| Company name ( ) description of business | Subsidiary/ Affiliate | Equity portion | FY2005 (billions of yen) | FY2006 (billions of yen) |
|---|---|---|---|---|
| Marubeni International Finance (General finance operations) | Subsidiary | 100.0% | 0.8 | 1.3 |
| Marubeni Safenet Co., Ltd. (Insurance agency) | Subsidiary | 100.0% | 0.4 | 0.4 |
| Marubeni Logistics Corporation (Total logistics services) | Subsidiary | 100.0% | 0.3 | 0.4 |

(Note *) Prospects for segmental core earnings are not able to be disclosed.

# II. Segmental Information (13)

## <Iron & Steel Strategies and Coordination, Overseas Corporate Subsidiaries & Branches >

### <Iron & Steel Strategies and Coordination>

**FY2006 Highlights**

- While domestic market conditions of steel products remained firm, primarily supported by higher demand from the manufacturing sector, overseas markets began to experience a correction of the high prices, given concerns about a US economic slowdown mounted and excess steel product output in China.
- Marubeni Itochu Steel Inc. continuously posted a firm result, targeting and accurately identifying areas, such as the energy and automotive sectors, where demands grew.

| (billions of yen) | FY2005 Yearly | FY2006 Yearly | FY2006 Variance | FY2007 Yearly Pros. |
|---|---|---|---|---|
| Gross Trading Profit | 0.9 | 0.8 | ( -0.1 ) | - |
| Adjusted Operating Profit | -0.0 | -0.5 | ( -0.5 ) | - |
| Equity in earnings (losses) of affiliated companies | 17.8 | 17.8 | ( +0.0 ) | - |
| Core Earnings | 17.8 | 17.3 | ( -0.5 ) | - |
| Net Income | 17.0 | 14.9 | ( -2.1 ) | 14.5 |
| Total Assets | 86.1 | 101.6 | ( +15.5 ) | - |

#### Outline and Consolidated Profit/Loss of Major Group Firms

| Company name ( )description of business | Subsidiary/ Affiliate | Equity portion | FY2005 (billions of yen) | FY2006 (billions of yen) |
|---|---|---|---|---|
| Marubeni-Itochu Steel Inc. (Manufacture, processing, import, export and sales of steel products) | Affiliate | 50.0% | 15.9 | 16.8 |
| Thai Cold Rolled Steel (Manufacture of cold-rolled steel sheet ) | Affiliate | 37.6% | 0.9 | 0.7 |

### < Overseas Corporate Subsidiaries & Branches >

**FY2006 Highlights**

- Marubeni America increased its profit for the term owing to steady results in Helena Chemical Company or MAC Trailer.
- Marubeni Europe lowered its profit compared to the previous year, because of restructuring loss and impacts from shipment slippage.
- Marubeni Taiwan increased its profit by enhancement of trading profit in liquid crystal panel components in Metals & Mineral Resources, and higher market trend in petrochemical products in Chemicals.

| (billions of yen) | FY2005 Yearly | FY2006 Yearly | FY2006 Variance | FY2007 Yearly Pros. |
|---|---|---|---|---|
| Gross Trading Profit | 79.9 | 84.2 | ( +4.2 ) | - |
| Adjusted Operating Profit | 14.7 | 14.5 | ( -0.1 ) | - |
| Equity in earnings (losses) of affiliated companies | 0.6 | 0.0 | ( -0.6 ) | - |
| Core Earnings | 15.8 | 16.5 | ( +0.7 ) | - |
| Net Income | 4.0 | 6.8 | ( +2.8 ) | 8.0 |
| Total Assets | 449.2 | 413.4 | ( -35.8 ) | - |

#### Outline and Consolidated Profit/Loss of Major Subsidiaries

| Company name ( )description of business | Subsidiary/ Affiliate | Equity portion | FY2005 (billions of yen) | FY2006 (billions of yen) |
|---|---|---|---|---|
| Marubeni America (Overseas corporate subsidiary in US) | Subsidiary | 100.0% | 3.0 | 3.8 |
| Marubeni Europe (Overseas corporate subsidiary in Europe) | Subsidiary | 100.0% | 0.5 | -0.2 |
| Marubeni Taiwan (Overseas corporate subsidiary in Taiwan) | Subsidiary | 100.0% | 0.3 | 0.5 |

END